Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

July 30th, 2021

VIA E-MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Matthew Williams, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

Re:	Midland National Life Insurance Company (the “Company”)

File No. 333-254710

Dear Mr. Williams:

This letter, which we have filed as Correspondence, responds to the comments you conveyed to me on July 23, 2021 with regard to the above-referenced filing. Along with this letter, we have included a revised statutory prospectus (“prospectus”) reflecting the Company’s revisions in response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Capitalized terms used herein have the same meaning as in the registration statement. Once the staff has reviewed the Company’s responses, the Company intends to file a pre-effective amendment reflecting all revisions and any currently missing information, including any necessary financial statements. At the appropriate time, the Company will file an acceleration request in which it will seek effectiveness on August 10th, 2021 or as soon as practicable thereafter. To this end, we remind the staff that the Company plans to go effective using 1Q unaudited stub financials, which is permitted until August 12th, 2021.

General

1.

Comment: Please confirm that all missing information, including all exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. In particular, much of the disclosure that requires updating through December 31, 2020, including disclosure required by Item 11 of Form S-1 (e.g., management’s discussion and analysis, executive compensation, transactions with related persons, quantitative and qualitative disclosures about market risk, etc.), is located in “Section 7 – Midland National Life Insurance Company,” which is marked as subject to completion. We may have further comments when you supply the omitted information.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission July 30, 2021 Page 2

Response: We confirm that all missing information, including the financial statements and all exhibits, will be included in a pre-effective amendment to the registration statement before we request acceleration.

2.

Comment: Since the registration statement will go effective 135 days after end of the Company’s last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included.

Response: We confirm that the appropriate interim financial statements will be included in a pre-effective amendment before we request acceleration.

Cover Page

3.	Comment: Please ensure that the date of the prospectus will match the Company’s requested acceleration date.

Response: We will date the prospectus accordingly in a pre-effective amendment.

4.

Comment: The title of securities registered on the front cover page refers to “Group Contingent Deferred Annuity Certificates.” Here, and elsewhere, please revise the description of the Certificate as an individual contingent deferred annuity certificate.

Response: We have done so.

5.

Comment: The second sentence of the first paragraph states: “Currently, the Certificate is offered to investors who have engaged a registered investment advisors (“RIAs”), at a Financial Institutions approved by us, to provide advice on the management of their investment accounts (“Accounts”).”

a.

Comment: Please revise this sentence with respect to plural words that are more appropriately singular, such as “advisors.” Please also make “Accounts” singular to establish the distinction between the Account associated with the Certificate and other accounts a Certificate Owner might have.

Response: We have done so.

b.	Comment: Please also revise this sentence to clarify that the RIA and the Financial Institution are separate from one another.

Response: We have done so.

6.	Comment: Please revise the second sentence of the second paragraph to indicate that there may be more than one Covered Person.

U.S. Securities and Exchange Commission July 30, 2021 Page 3

Response: We have done so.

7.

Comment: The seventh bullet under “Key Facts about this Offering” refers to the “Covered Person’s age 60.” Please confirm this is intended to refer to “Attained Age 60” and revise the disclosure here and elsewhere to include the defined term.

Response: We confirm that this is intended to refer to “Attained Age 60” and have revised the language throughout accordingly.

8.

Comment: The eighth bullet under “Key Facts about this Offering” refers to “lifetime annual withdrawals.” Here, and elsewhere, please revise the language to incorporate the defined terms used in the prospectus to refer to the benefits received under the Certificate instead of the word “withdrawals.” If there is a distinction between the lifetime annual withdrawals referred to and the defined terms in the prospectus, please clarify this distinction.

Response: We have done so.

9.

Comment: The eleventh bullet under “Key Facts about this Offering” refers to the “Coverage Plan.” Please add a cross-reference to the discussion of Coverage Plans in “Section 3—Description of the Certificate” or define this term here.

Response: We have added a cross-reference.

Definitions (pages 3-5)

10.	Comment: In the definition of Annual Fee Allowance, and elsewhere where incidental trading fees are described, please remove the word “nominal.”

Response: We have done so.

11.

Comment: The definition of Lock-In Date states that if the Covered Asset Pool Value drops to zero before a Withdrawal is taken, the Lock-In Date will be the date the Covered Asset Pool Value dropped to zero. Please clarify, if accurate, that this applies even if the Covered Asset Pool Value drops to zero before the Covered Person’s Attained Age 60. Please revise similar disclosure throughout the prospectus to clarify what occurs when the Covered Asset Pool Value drops to zero for reasons other than Withdrawals before the Covered Person’s Attained Age 60.

Response: We have done so.

U.S. Securities and Exchange Commission July 30, 2021 Page 4

Introduction (pages 6-8)

How does the Certificate operate? – Prior to Lock-In Date

12.

Comment: The disclosure states that, apart from “that Pre-Lock-In consideration,” a Certificate Owner is free to take any actions consistent with the terms of the Account and the Certificate. Please either define this term or remove the capitalization.

Response: We have removed the capitalization.

How does the Certificate operate? – Lock-In Date

13.

Comment: In the second paragraph, and elsewhere where similar disclosure appears, please add a cross-reference to the discussion of Coverage Plans in “Section 3—Description of the Certificate” for more information about how the Coverage Plan will affect the Payment Percentage.

Response: We have done so.

How does the Certificate operate? – Excess Withdrawals

14.

Comment: The last sentence of the third paragraph states: “This election cannot be changed thereafter.” If true, please disclose that a Certificate Owner that has made this election can apply the Advisory Fee deduction to another RIA’s fees if the Certificate Owner changes registered investment advisors.

Response: We have done so.

What are other important issues to consider?

15.	Comment: In the sixth bullet, please add that Coverage Amounts are withdrawn from the Certificate Owner’s own assets before the Covered Asset Pool Value is reduced to zero.

Response: We have done so.

16.	Comment: In the eighth bullet, please clarify that Automatic Step-Ups can still occur after the Lock-In Date, consistent with disclosure elsewhere.

Response: We have done so.

17.

Comment: In the tenth bullet, and elsewhere, remove the words “to you” in the disclosure that states “the lifetime annual withdrawals will no longer be guaranteed and no payments will be made to you, including if the Covered Asset Pool Value were to drop to zero.”

Response: We have done so.

U.S. Securities and Exchange Commission July 30, 2021 Page 5

Section 1 – Summary (pages 8-15)

Coverage Base

18.

Comment: In the “Maximum Coverage Base” paragraph, please disclose if, once the Coverage Base has been increased, the Coverage Base cannot be decreased for any reason other than an Excess Withdrawal. In other words, clarify whether Excess Withdrawals are the way to decrease the Coverage Base or a way to decrease the Coverage Base.

Response: We respectfully note that the disclosure in the third paragraph preceding the “Maximum Coverage Base” paragraph states “Your Coverage Base will only be reduced if you take Excess Withdrawals. This means if you never take an Excess Withdrawal, your Coverage Base will never decrease.” We have removed the parenthetical from the final sentence of the “Maximum Coverage Base” paragraph to remove any ambiguity.

Payment Percentage

19.	Comment: In the table titles throughout, please change “Contract” to “Certificate.”

Response: We have done so.

20.

Comment: In the paragraph immediately following the table titled “Core Plus X Coverage Plan Payment Percentage Adjustment,” relating to the general effect of low interest rate environments on the differences between Coverage Plans, please add specific disclosure noting the current historically low interest rate environment where the Ten Year Constant Maturity US Treasury Rate has been low for an extended period of time. Please repeat this disclosure in the related paragraph of “Section 2—Risk Factors.”

Response: We have done so.

If Your Covered Asset Pool Value Drops to Zero

21.	Comment: In the paragraph following the bullet list, please clarify, if accurate, that the Coverage Base is also adjusted for Automatic Step-Ups.

Response: We have done so.

U.S. Securities and Exchange Commission July 30, 2021 Page 6

Excess Withdrawal

22.

Comment: In the fourth sentence, which states that dividends and other distributions from the assets that are not automatically reinvested “may” contribute to an Excess Withdrawal, please clarify under what circumstances such dividends and distributions would or would not be considered an Excess Withdrawal. Please repeat this clarification where similar disclosure appears throughout the prospectus.

Response: We have done so.

23.

Comment: In the next paragraph, and elsewhere, please add to the description of the notice process for Inadvertent Partial Withdrawals that Certificate Owners must notify the Company of the intent to reinvest the withdrawn proceeds within 5 Business Days after notice from the Company that an Excess Withdrawal has been made, if accurate.

Response: After careful consideration, we have determined that this statement would not be accurate. Certificate Owners are able to follow the procedure for Inadvertent Partial Withdrawals even if the Withdrawal in question is not an Excess Withdrawal (i.e., the Certificate Owner has inadvertently made a Withdrawal that, in combination with other Withdrawals taken that Certificate Year, does not exceed the Coverage Amount). We will not notify the Certificate Owner of every Withdrawal taken from the Account. We will notify the Certificate Owner only of an Excess Withdrawal from the Account. We have revised the language to clarify that this process may be followed whether the Withdrawal is an Excess Withdrawal or not.

24.

Comment: In the penultimate paragraph, please revise the first sentence to state: “We will establish procedures to verify that a deduction is part of the Annual Fee Allowance.” Please repeat this revision where similar disclosure appears.

Response: We have done so.

Subscription Fee

25.	Comment: Please confirm supplementally that an Excess Withdrawal will reduce the Subscription Fee.

Response: We confirm that an Excess Withdrawal will reduce the dollar amount of the Subscription Fee. The Subscription Fee is a percentage of the sum of Contributions after adjustment for any Excess Withdrawal taken. An Excess Withdrawal will reduce the total Contribution amount and consequently, the dollar amount of the Subscription Fee will be lower because the percentage will be applied to a lower number. However, the Subscription Fee percentage will remain the same.

26.	Comment: In the paragraph immediately following Example 4, please disclose if there is any advantage to choosing to pay the Subscription Fee from a separate cash account.

U.S. Securities and Exchange Commission July 30, 2021 Page 7

Response: There is no advantage to choosing to pay the Subscription Fee from a separate cash account. We have added disclosure clarifying that by choosing to pay the Subscription Fee from a separate cash account, a Certificate Owner would not be taking full advantage of the Annual Fee Allowance under the Certificate.

27.

Comment: Please revise the final, bold paragraph to clarify that the Certificate Owner is making the Advisory Fee deductions from the Account and the Company does not have the authority to prevent excess or unauthorized Advisory Fee deductions because the Company does not have control of the assets in the Account. Please repeat this clarification where similar disclosure appears.

Response: We have done so.

Section 2 – Risk Factors (pages 15-17)

You may make Excess Withdrawals which will reduce, and may even terminate, the benefits available under the Certificate.

28.	Comment: Please revise the end of the first paragraph to clarify how notice of Excess Withdrawals is provided to investors.

Response: We have done so.

We may remove a Financial Institution from our list of approved Financial Institutions and you may have to move your Account to an approved Financial Institution or the Certificate may be terminated.

29.

Comment: Please remove the capitalization of the word “Investment” in the phrase “Investment requirements” in this section. In addition, throughout the revised disclosures, please remove the capitalization of words that are not defined terms or define those terms.

Response: We have done so.

Section 3 – Description of the Certificate (pages 17-30)

Core Coverage Plan

30.

Comment: In the footnote to the Subscription Fee table, in the same footnote for the other Coverage Plans, and elsewhere, as applicable, please clarify the scope of changes that may and may not be made with regard to the Advisory Fee election. Specifically, please disclose whether the Certificate Owner may change RIAs and have the new RIA’s Advisory Fee deducted from the Account; and whether the dollar amount of the Advisory Fee that is deducted can be changed.

U.S. Securities and Exchange Commission July 30, 2021 Page 8

Response: We have added clarifying language.

Purchasing the Certificate

31.	Comment: In the final sentence of the last bullet point, please clarify for the avoidance of doubt that the 10 year age difference restriction does not apply to Nonqualified Accounts.

Response: We have done so.

Section 4 – Investment Restrictions (pages 30-31)

Ineligible Investments

32.

Comment: Please clarify here and elsewhere as applicable the procedures a Certificate Owner must follow if their Financial Institution no longer offers eligible securities. Under those circumstances, please disclose (i) if the Company would remove a Financial Institution from its list of approved Financial Institutions, (ii) if notice would be provided to the Certificate Owner, and (iii) the amount of time a Certificate Owner would have to cure before the Certificate would terminate.

Response: We have done so.

Model Portfolios

33.	Comment: Please confirm whether changes to the available Model Portfolios will be reflected via post-effective amendments to the prospectus.

Response: For the reasons stated in our prior response letter, dated July 2, 2021, the Company will adhere to the following process in connection with changes to the available Model Portfolios:

•

Each time the Company adds a new Eligible Investment after the effective date of the registration statement, the Company will supplement the current prospectus pursuant to Rule 424(b) under the Securities Act (as opposed to filing a post-effective amendment). The Company notes that, pursuant to Rule 430C under the Securities Act, such supplements will be considered part of and included in the registration statement on the date of first use. As such, the list of Eligible Investments in the prospectus will continuously remain up to date.

•	The Company will update the list of Eligible Investments that it will maintain at the website address disclosed in the prospectus.

U.S. Securities and Exchange Commission July 30, 2021 Page 9

•	No less frequently than annually, the Company will file a post-effective amendment or new registration statement including the complete list of Eligible Investments.

•

The Company will file a post-effective amendment or new registration statement if it seeks to remove an Eligible Investment, or change any investment parameter related to an Eligible Investment (e.g., the percentage of a Covered Asset Pool that may be allocated in that Eligible Investment). The Company expects that such removals and changes will occur infrequently.

34.	Comment: Please supplementally provide an analysis regarding how the insurer changing the Model Portfolios “from time to time” is consistent with the Investment Advisors Act.

Response: As disclosed in the prospectus, the Company may add and remove Model Portfolios as eligible investment options under the Certificate. The Company does not believe that the addition or removal of a Model Portfolio as an eligible investment option under the Certificate implicates the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisers Act applies only to a person that qualifies as an “investment adviser” thereunder. Section 202(a)(11) of the Advisers Act defines an “investment adviser” as “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” The Company would not qualify as an “investment adviser” under that definition for the following reasons:

•

The Company would not be engaging in the business of advising Certificate Owners as to the value of securities or as to the advisability of investing in, purchasing, or selling securities. Rather, the Company would solely be exercising its right to revise the investment requirements under the Certificate. The Company screens and conducts a risk analysis to ensure that the models are hedge-able and fall within the Company’s risk guidelines. If the Company determines that a Model Portfolio is no longer consistent with the Company’s risk tolerances or the Certificate’s pricing, the Company may remove it as an eligible investment option under the Certificate. In this regard, the Company would be exercising rights that are virtually identical to the rights reserved by variable annuity issuers that change investment restrictions associated with guaranteed benefit riders. It is well settled that the mere change of investment restrictions in that context does not implicate the Advisers Act.

•	The Company would not be issuing or promulgating analyses or reports concerning securities.

U.S. Securities and Exchange Commission July 30, 2021 Page 10

To the extent that the Advisers Act requires a registered investment adviser to compose the Model Portfolios, all such actions will indeed be performed by registered investment advisers. As stated in our response to Comment 6 in our letter filed as Correspondence on July 2, 2021, the Model Portfolios are designed by institutional advisors, money managers, and registered investment advisors independently of the Certificate and the Company. The Model Portfolios will not be exclusive to Certificate Owners. As far as the Company is aware, any individual who opens an account with a particular Financial Institution and who does not purchase the Certificate should have access to the same asset allocation models as a person who opens an Account and purchases the Certificate through that same Financial Institution. The Certificate would not change the nature of the relationships between the Certificate Owner, the Financial Institution, the party that designed the asset allocation model, or the party that made that the asset allocation model available. Although the Company understands its obligation to clearly disclose within the Registration Statement how the Certificate relates to those relationships, the actions and responsibilities of parties that are independent of the Certificate should not be conflated with the actions and responsibilities of the Company.

Asset Allocation Tiers

35.	Comment: With regard to the bullet list following the table, please confirm that when eligible securities are added, the Company will indicate the category in the table that applies to them.

Response: We confirm that the category applicable to each eligible security added will be provided.

Section 6 – Tax Considerations (pages 32-36)

Nonqualified Accounts – Treatment of a Certificate as an Annuity Contract

36.

Comment: The second sentence states: “We intend to treat a Certificate as an annuity contract for federal income tax purposes.” Please revise the disclosure here to clarify (if true) that, prior to issuance of the immediate annuity, the Certificate is not an annuity for tax purposes.

Response: We have done so.

Qualified Accounts – Tax on Certain Distributions Relating to Qualified Accounts

37.	Comment: Please remove the hanging header at the end of this section, “Qualified Accounts and Continuation of Certificate.”

Response: We have done so.

U.S. Securities and Exchange Commission July 30, 2021 Page 11

Section 7 – Midland National Life Insurance Company (pages 36-69)

Generally

38.

Comment: The last sentence states “Midland National relies on the exemption provided by Rule 12h-7 to file reports under the Securities Exchange Act of 1934.” Please revise this sentence to clarify that the Company is not relying on Rule 12h-7 in order to file reports, but instead relies on the exemption from filing reports.

Response: We have done so.

Appendix A

State Variations

39.	Comment: Please provide the state variations for our review. We may have further comments upon reviewing your response.

Response: We have done so.

Please do not hesitate to contact me directly with any questions, or if I can help facilitate your review in anyway.

Very truly yours,

/s/ Dodie C. Kent

Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

cc:	Timothy Graves

As filed with the Securities and Exchange Commission on March 25, 2021

Registration No. 333-254710

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Midland National Life Insurance Company

(Exact Name of Registrant as Specified in its Charter)

Iowa	6311	46-0164570
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

8300 Mills Civic Parkway

West Des Moines, Iowa 50266-1071

(877) 586-0240

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Copy to:

Brett L. Agnew Midland National Life Insurance Company 8300 Mills Civic Parkway West Des Moines, Iowa	Dodie Kent Eversheds Sutherland New York, New York

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Approximate date of commencement of proposed sale to the public: Continuously on and after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Individual Contingent Deferred Annuity Certificates	$[ ]	N/A	$[ ]	$[ ]

(1)	Proposed maximum offering price per unit is not applicable because these securities are not issued in predetermined amounts or units.
(2)

Fees for the certificates are based upon the value of protected assets. The proposed maximum aggregate offering price is estimated based upon certificates protecting $[            ] in total assets and is estimated solely for the purpose of determining the registration fee.

(3)

This pre-effective amendment no. 1 registers $[            ] in additional securities, for which a registration fee of $[            ] is due upon filing. This Calculation of Registration Fee table includes the $1,000,000 in securities that were registered with the initial registration statement, filed March 25, 2021, for which a registration fee of $109.10 was paid at that time.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Constance     ®

Contingent Deferred Annuity Certificate

Issued by

Midland National Life Insurance Company

            , 2021

Home Office	Service Center
8300 Mills Civic Parkway	222 South First Street
West Des Moines, Iowa	Suite 600
(877) 586-0240	Louisville KY 40202
(877) 575-2742

This prospectus describes the individual contingent deferred annuity (the “Certificate”) issued by Midland National Life Insurance Company (the “Company,” “us,” “we,” “our”). Currently, the Certificate is offered to investors who have engaged a registered investment advisor (“RIA”) to provide advice on the management of their investment account (“Account”) at a Financial Institution approved by us. Certificates may be sold to individuals and eligible trusts, and also may be sold to “Qualified” (IRA, Roth IRA, and SEP IRA) Accounts. An investor who purchases the Certificate is referred to herein as a “Certificate Owner.” The prospectus describes all material rights and obligations of Certificate Owners under the Certificate.

The Certificate Owner is required to allocate assets held in the Account in investments the Company has designated as eligible and to maintain the Account assets in accordance with our investment requirements. The Company then guarantees an annual payment in the form of lifetime withdrawals (the “Coverage Amount”) each year after the person (or the younger person under joint coverage) whose life the benefit is based on (the “Covered Person”) has reached age attained age 60 (“Attained Age”). This amount is guaranteed even if the value of the Account assets drops to zero, other than through a withdrawal that exceeds the Coverage Amount (an “Excess Withdrawal”).

The Company is the issuer of the Certificates, and has registered $         of the Certificates in this initial offering. The Company sells the Certificates for cash directly to investors through Sammons Financial Network, LLC (“Sammons”), the principal underwriter of the Certificates. Sammons in turn sells the Certificates primarily through affiliated and unaffiliated registered broker-dealers with which it has entered into a selling agreement, and makes the offering on a “best efforts” basis. Under a “best efforts” offering, Sammons is not required to sell any specific number or dollar amount of the Certificates, but will use its best efforts to sell the Certificates offered. In connection with this offering, Sammons will receive underwriting discounts and commissions of                 . The offering is continuous with no specific end date, and there is a $50,000 minimum initial contribution.

The Certificate is a complex insurance vehicle. Investors should speak with a financial professional about the Certificate’s features, benefits, risks, and fees, and whether the Certificate is appropriate for the investor based upon his or her financial situation and objectives.

Risk Factors associated with this offering appear beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus provides important information you should know before investing. Please retain this prospectus for future reference.

KEY FACTS ABOUT THIS OFFERING

•	The prospectus makes extensive use of defined terms, which are capitalized when used and are defined in the Definitions section.

•	The Certificate is not a bank deposit, is not FDIC insured, and is not insured by a bank or any government agency.

•	The Company’s obligations under the Certificate are subject to the Company’s creditworthiness and claims paying ability.

•	The Certificate has no surrender value, cash value, or death benefit.

•

The Certificate does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, for Qualified Accounts, or any tax deferral for individuals purchasing outside a Qualified Account.

•	Account assets are subject to negative performance, and the Certificate does not guarantee against a loss of principal in those assets.

•

The Certificate guarantees that you may take the Coverage Amount from your Account each year after the Covered Person’s Attained Age 60. You should not purchase this Certificate if you plan to take Withdrawals before the Covered Person’s Attained Age 60 or in excess of the Coverage Amount because such Excess Withdrawals may significantly reduce or eliminate the benefits under the Certificate.

•

If an Excess Withdrawal reduces the value of the Account assets to zero, the Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made. Please see “Excess Withdrawals” in Section 3—Description of the Certificate.

•

The longer you wait before making the first Withdrawal after Attained Age 60 (the “Lock-In Date”), the less time you have to benefit from the guarantee under the Certificate because as time passes, your life expectancy is reduced. On the other hand, the longer you wait to trigger the Lock-In Date, the greater your Coverage Amount may be. You should carefully consider when to trigger the Lock-In Date. There is a risk that you will not trigger the Lock-In Date at the time that is most financially beneficial for you.

•

If our fee for the benefit under the Certificate is not paid, the Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made. If the Account assets cease to meet our investment requirements, the Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made.

•

If you change your investment allocations to a category of investments (called an “Asset Allocation Tier”) that we associate with a higher charge for the benefit after the date we issue your Certificate, we have the right to increase the fee we charge for the benefit under the Certificate (the “Subscription Fee”) (subject to a maximum) to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan. Please see “Coverage Plans” in Section 3—Description of the Certificate.

•

You will begin paying the Subscription Fee as of the date we issue the Certificate to you, rather than as of the date you start making Withdrawals. Thus, you could be paying the Subscription Fee for many years before realizing the benefit of the guarantees under the Certificate (“Coverage”). If you never make Withdrawals, you will have paid the Subscription Fee without having realized the benefit of Coverage. We will not refund the Subscription Fees you have paid if you choose to never make Withdrawals. In addition, if the value of the Account assets is never reduced to zero, the Company’s payment obligations under the Certificate will not be triggered, and you will have paid the Subscription Fee without having received any benefit payments.

•	The Certificate may not be available in every state. This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.

•

There have been relatively few contracts introduced to date that offer the kind of benefit available under the Certificate. Although the Internal Revenue Service has issued private letter rulings concerning products similar to the Certificate, these rulings are not binding on the Internal Revenue Service with respect to the Certificate. Accordingly, you should consult a tax advisor before you purchase a Certificate. Please see Section 6—Tax Considerations.

DEFINITIONS

Account: The account established and maintained with a Financial Institution that is used to determine the coverage under the Certificate. The Account can only hold assets that are covered by our guarantee under the Certificate, and those assets must be maintained in the Account in accordance with the terms of the Certificate at all times.

Advisory Fee: Fees paid by the Certificate Owner to an RIA for asset management and/or investment advisory services with respect to the Covered Asset Pool. The Company is not a party to the Advisory Fee. The Advisory Fee, if any, is solely between the Certificate Owner and the RIA. However, the Company allows a Certificate Owner to have the RIA’s Advisory Fee deducted from the Covered Asset Pool. A Certificate Owner must elect whether or not to deduct the Advisory Fee from the Covered Asset Pool on or prior to the Certificate Date, and the election cannot be changed thereafter. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date. However, the Advisory Fee deduction may not exceed 1% of the Covered Asset Pool Value.

Annual Fee Allowance: The total fees that may be deducted from the Covered Asset Pool each Certificate Year without such deductions being considered an Excess Withdrawal. The Annual Fee Allowance includes the Subscription Fee and any incidental trading or other Financial Institution account fees deducted from the Account. Incidental trading fees include transactional based pricing fees, which are fees that are charged per transaction. However, asset based pricing fees, which are trading fees your RIA may assess that allow for unlimited trading transactions and are based on the value of the assets in the Account, are not considered incidental fees and will not be considered part of the Annual Fee Allowance. In addition, the Advisory Fee may be included in the Annual Fee Allowance if, on or prior to the Certificate Date, the Certificate Owner has elected that the Advisory Fee be deducted from the Covered Asset Pool. Because this election is used to determine your Subscription Fee, it cannot be changed thereafter. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date. However, the Advisory Fee deduction may not exceed 1% of the Covered Asset Pool Value.

Annuitant(s): The person(s) whose life is used to determine the amount and duration of annuity payments when the Covered Asset Pool Value drops to zero and the Company issues an immediate annuity in discharge of its obligations under the Certificate. Prior to the Covered Asset Pool Value reaching zero, the Annuitant(s) is the Covered Person(s).

Asset Allocation Tier: Asset Allocation Tier refers to the categorization of the Model Portfolio or Restricted Asset Allocation Portfolio investment allocations chosen by the Certificate Owner. Each tier represents a different balance of exposure to equity investments. The Subscription Fee is determined in part with reference to the Asset Allocation Tier elected at the Certificate Date. Each tier has investment requirements that impose limitations on exposure to certain asset class categories. Changes to investment allocations may be made freely within the requirements of the Asset Allocation Tier. However, if changes to investment allocations cause the a shift to a different Asset Allocation Tier after the Certificate Date, the Subscription Fee will be increased (subject to a maximum) or decreased to the then current Subscription Fee associated with the new Asset Allocation Tier under the existing Coverage Plan.

Attained Age: The Attained Age of a Covered Person is that person’s age as of his or her last birthday on the date being referenced. If there are joint Covered Persons under the Certificate, the Covered Person Attained Age is the age of the younger Covered Person on his or her last birthday on the Certificate Date being referenced.

Automatic Step-Up: Automatic Step-Up refers to the Certificate feature under which we automatically increase the Coverage Base to reflect increases in the Covered Asset Pool Value. An Automatic Step-Up can occur only during the time period between the Certificate Date and the date that the Covered Asset Pool Value equals or exceeds the maximum Coverage Base.

Business Day: A Business Day is any day that the New York Stock Exchange (NYSE) is open for regular trading, and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of trading). If the U.S. Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently the NYSE does not open, then that day is not a Business Day.

Certificate: The form issued to the Certificate Owner, which provides a summary of the benefits, rights, and terms under this Certificate.

Certificate Anniversary: An anniversary of the Certificate Date that is used in calculating the Coverage Base and the Coverage Amount. It is the same date in each year as the Certificate Date. If the Certificate Anniversary does not fall on a Business Day, the values and calculations associated with such Certificate Anniversary will be made as of the next following Business Day.

Certificate Date: The date on which we issue the Certificate to the Certificate Owner.

Certificate Owner: The person (or persons) who owns the Certificate. This may include a Qualified Account or the beneficial owner of a Qualified Account.

Certificate Year: The twelve-month time period that starts on the Certificate Date, and each twelve-month period thereafter that begins on a Certificate Anniversary. A Certificate Year ends on the last Business Day prior to the next Certificate Anniversary.

Code: The Internal Revenue Code of 1986, as amended.

Company, us, we or our: Midland National Life Insurance Company, the issuer of the Certificate.

Contributions: Contributions consist of (a) the market value of assets held in the Account on the Business Day coinciding with, or immediately following, the Certificate Date and that are subject to Coverage at that time (the initial Contribution) and (b) the market value of additional investments made by a Certificate Owner into the Covered Asset Pool (called “Subsequent Contributions”) on the Business Day they are included in the Covered Asset Pool. Contributions are used to calculate the initial Coverage Base. Contribution amounts are not adjusted thereafter for investment performance of the assets, for deductions of the Annual Fee Allowance, or for subsequent partial Withdrawals other than Excess Withdrawals. Reinvested dividends and other distributions from the assets are not considered Contributions. The sum of all Contributions may not exceed $2,000,000 unless we grant permission in writing.

Coverage: Under the Certificate, we make certain guarantees as to the Coverage Amount, which apply irrespective of changes in the market value of the Covered Asset Pool. Coverage is the term used generally to describe those Company guarantees.

Coverage Amount: Prior to the Lock-In Date, it is equal to zero. On or after the Lock-In Date, it is the amount that the Certificate Owner may withdraw each Certificate Year for the lifetime of the Covered Person, without reducing the Coverage Base in future years. The initial Coverage Amount is determined on the Lock-In Date, equal to the Coverage Base multiplied by the applicable Payment Percentage. The Payment Percentage is determined differently based on the Coverage Plan you elect.

Coverage Base: An amount equal to the sum of all Contributions, adjusted for any Excess Withdrawals taken and any Automatic Step-Ups applied. Withdrawals from the Covered Asset Pool that are less than or equal to the Coverage Amount (or Required Minimum Distribution, if greater) during a Certificate Year do not change the Coverage Base. Excess Withdrawals will cause a pro rata reduction to the Coverage Base, which could be significantly more than the dollar amount withdrawn. If the Covered Asset Pool Value is greater than the Coverage Base on a Certificate Anniversary, the Coverage Base will be increased by an Automatic Step-Up to that greater amount, subject to a maximum. The maximum Coverage Base is 250% multiplied by the sum of all Contributions (after adjustment for any Excess Withdrawals taken).

Coverage Plan: Coverage Plan is the term used to refer collectively to the Core Coverage Plan, CorePlus Coverage Plan, and CorePlus X Coverage Plan. As described in this prospectus, these Coverage Plans vary with respect to their applicable Subscription Fee, the rules that apply if the Covered Asset Pool Value drops to zero, and certain other features. A Coverage Plan must be elected on or prior to the Certificate Date, and may not be changed thereafter.

Covered Asset Pool: All assets held in a Certificate Owner’s Account. Assets held in a different account owned by the Certificate Owner are not part of the Covered Asset Pool and will not be covered by our guarantee under the Certificate.

Covered Asset Pool Value: The current market value of a Certificate Owner’s Covered Asset Pool as of the close of any Business Day.

Covered Person: The person upon whose life (or lives) benefits are paid under the Certificate. The Covered Person may be (a) an unmarried individual under age 80 on the Certificate Date or (b) spouses, each of whom is under age 80 on the Certificate Date and own the Certificate jointly or (c) a married individual who owns the Certificate individually but prior to the Lock-In Date has elected to receive the Coverage Amount based on the lifetime of each spouse (which is permitted so long as the non-owner spouse is younger than age 80 on the Certificate Date). If there are two Covered Persons and the Certificate is purchased through a Qualified Account, the age difference between the spouses must not exceed 10 years.

Customer Service Center: You must send correspondence, service or transaction requests, and inquiries to 222 South First Street, Suite 600, Louisville, KY 40202 or via fax (502) 882-6040. The toll free telephone number is (877) 575-2742.

Excess Withdrawal: The amount of Withdrawal(s) from the Covered Asset Pool taken after the Covered Person’s Attained Age 60 that exceeds the Coverage Amount available for that Certificate Year (or the Required Minimum Distribution, if greater) is an Excess Withdrawal. In addition, any Withdrawal from the Covered Asset Pool taken prior to the Covered Person’s Attained Age 60 is an Excess Withdrawal. Excess Withdrawals reduce your Coverage Base on a pro rata basis, which could be significantly more than the dollar amount withdrawn.

Financial Institution: An entity who has agreed to establish and maintain an Account on behalf of the Certificate Owner (or non-natural person or Qualified Account holding the assets on the Certificate Owner’s behalf). We may designate additional approved Financial Institutions, and may, for any reason, disapprove a previously approved Financial Institution.

Inadvertent Partial Withdrawal: A partial Withdrawal from the Covered Asset Pool taken inadvertently by a Certificate Owner that we do not treat as an Excess Withdrawal under the Certificate, so long as (a) within five Business Days after the inadvertent Withdrawal, the Certificate Owner notifies us in writing of the Certificate Owner’s intent to reinvest the withdrawn proceeds in the Covered Asset Pool and (b) within five Business Days after our receipt of that written notice, the withdrawn proceeds are returned to the Covered Asset Pool.

IRA: Individual Retirement Accounts governed by Code Sections 408 (IRA) or 408A (Roth IRA).

Issue Age: The Issue Age of a Covered Person is that person’s age as of his or her last birthday on the Certificate Date. If there are joint Covered Persons under the Certificate, the Covered Person Issue Age is the age of the younger Covered Person on his or her last birthday on the Certificate Date.

Lock-In Date: The Lock-In Date is set when the first partial Withdrawal (including a Withdrawal taken to meet Required Minimum Distribution requirements) is taken from the Covered Asset Pool after the Covered Person’s Attained Age 60 or older. If the Covered Asset Pool Value drops to zero before a Withdrawal is taken, the Lock-In Date will be the date the Covered Asset Pool Value dropped to zero. If the Covered Asset Pool Value drops to zero before the Covered Person’s Attained Age 60 due to investment performance and fee deductions only (i.e., not due to Withdrawals), the Lock-In Date will be the date the Covered Asset Pool Value dropped to zero.

Model Portfolio: A methodology that structures the investments held in the Covered Asset Pool. This methodology defines which investments are held, the allocation of Covered Asset Pool Value among those investments, and how the assets are rebalanced.

Nonqualified Account: An Account held outside any tax advantaged retirement and savings arrangement as provided for under the Code.

Payment Percentage: This is a percentage used to determine the Coverage Amount. The Payment Percentage is based on the Covered Person’s Attained Age and the number of years since the Certificate Date, and is determined differently based on the Coverage Plan you elect.

Qualified Account: An Account maintained pursuant to:

(1)	A traditional IRA;

(2)	A Roth IRA; or

(3)	A SEP IRA.

Required Minimum Distribution (RMD): With respect to a Qualified Account, this is the minimum amount, calculated pursuant to Section 401(a)(9) (A) of the Code and the regulations thereunder, that must be distributed annually to a beneficial owner of a Qualified Account (other than a Roth IRA), beginning within the time period prescribed under Section 401(a)(9)(C) of the Code and the regulations thereunder. An amount withdrawn as a Required Minimum Distribution is not an Excess Withdrawal.

Restricted Asset Allocation Portfolio: A methodology created and maintained by the Company, that (a) limits the investments that can be included in a Covered Asset Pool and (b) requires periodic rebalancing of the assets in the portfolio.

Spouse: The Certificate Owner’s Spouse, as recognized under the Code and federal law.

Subscription Fee: The fee we charge the Certificate Owner for the benefits provided under the Certificate. It is a percentage of the sum of all Contributions (after adjustment for any Excess Withdrawal taken), assessed on a calendar quarterly basis. The Subscription Fee varies based on (i) the Coverage Plan, (ii) whether the Certificate Owner elects to have the Advisory Fee deducted from the Covered Asset Pool, and (iii) the Asset Allocation Tier. In your Certificate form, this fee is referred to as the “Certificate Fee.”

Subsequent Contributions: Within the first twelve months after the Certificate Date, additional Contributions may be made to the Certificate provided no partial Withdrawals have been taken. Each such Subsequent Contribution must be at least $10,000 in amount.

Ten Year Constant Maturity US Treasury Rate: The rate published daily by the United States Department of the Treasury based on the yield curve of ten year Treasury securities.

Withdrawal: Any withdrawal from, or transfer out of, the Certificate Owner’s Covered Asset Pool except for deductions of the Annual Fee Allowance or Inadvertent Partial Withdrawals (provided the process for Inadvertent Partial Withdrawals is followed). Dividends and other distributions from the assets that are not automatically reinvested in the Covered Asset Pool are considered Withdrawals.

INTRODUCTION

Who is eligible to buy a Certificate?

We offer the Certificate to individuals (i.e., non-qualified arrangements) and also to traditional IRAs, Roth IRAs, and SEP IRAs. There must be one or more “Covered Persons” designated under the Certificate. The Covered Person is the individual upon whose life benefits are paid under the Certificate. The Covered Person may be (a) an unmarried individual who is under age 80 on the Certificate Date or (b) spouses who own the Certificate jointly, each of whom is under age 80 on the Certificate Date or (c) an individual who owns the Certificate individually but prior to the Lock-In Date has elected to receive the Coverage Amount based on the lifetime of both himself/herself and a spouse (which is permitted so long as the non-owner spouse is younger than age 80 on the Certificate Date). If there are two Covered Persons and the Certificate is purchased through a Qualified Account, the age difference between the spouses must not exceed 10 years. You must be a client of an RIA and hold an Account through a Financial Institution approved by us to purchase the Certificate. All Accounts, including Qualified Accounts and Nonqualified Accounts, must be maintained by a Financial Institution approved by us at all times. Your RIA need not be affiliated with the Financial Institution that maintains your Account.

What is the process for buying a Certificate? Initial Contribution.

To purchase the Certificate, you must have an Account (which may be Qualified or Nonqualified) with at least $50,000 in assets. All of the assets of your Account must be applied to the purchase of the Certificate. The market value of the assets in your Account on the Business Day coinciding with or immediately following the Certificate Date is your initial Contribution. For example, if you already maintain a Qualified Account (i.e., traditional IRA, Roth IRA, or SEP IRA) with at least $50,000 in assets at an approved Financial Institution, you can apply the assets of that Qualified Account to the purchase of the Certificate, provided that the assets so applied meet our investment requirements and all other Certificate requirements. Similarly, an individual may apply $50,000 or more in assets held in a Nonqualified Account (i.e., under a nonqualified arrangement) to the purchase of the Certificate, provided that the assets so applied meet our investment requirements and all other Certificate requirements.

Subsequent Contributions.

Within the first twelve months after the Certificate Date, Subsequent Contributions may be made to the Account, provided that no partial Withdrawals have been taken from the Covered Asset Pool. Each Subsequent Contribution must be at least $10,000 in assets, based on the market value of the assets on the Business Day they are included in the Covered Asset Pool. Dividends and capital gains that are automatically reinvested in the Covered Asset Pool are not treated as Subsequent Contributions. Nor are transfers of assets within the Covered Asset Pool treated as Subsequent Contributions. Subsequent Contributions after the first twelve months are not permitted. The sum of all Contributions may not exceed $2,000,000 unless we grant permission in writing.

Investment Requirements.

You are required to invest assets in your Covered Asset Pool in accordance with either a Model Portfolio or a Restricted Asset Allocation Portfolio. You must make your initial asset allocation election at or prior to the Certificate Date. Your initial allocation election will determine your Asset Allocation Tier, which is a factor used to determine your Subscription Fee. Each Asset Allocation Tier has requirements that impose limitations on exposure to certain asset class categories. The requirements are designed to minimize the risk to the Company that we will be required to pay lifetime benefits by reducing the likelihood your Covered Asset Pool Value will drop to zero. If you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, you must give the Company at least five Business Days advance written notice and tell us when the change is to go into effect. A Business Day is any day the New York Stock Exchange (NYSE) is open for regular trading. You may change your investment allocations within the requirements of your current Asset Allocation Tier without notice. If you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, We will increase (subject to a maximum) or decrease the Subscription Fee to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan.

You and your RIA are responsible for maintaining your investments in accordance with the investment requirements. You are required to provide or give us access to the information or data necessary to monitor the allocations of your Account at all times. If we determine that your Account does not conform to our investment requirements, we will send a notice of non-compliance to you and your RIA. If your Account remains non-compliant after five Business Days from mailing of the notice, we will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

What happens when I add money to the Covered Asset Pool?

If cash is added to the Covered Asset Pool through any means (e.g., a deposit; receipt of a dividend), you and your RIA should re-examine your Covered Asset Pool allocations to determine if a rebalancing is needed to remain in conformity with our investment requirements. If rebalancing is required and not performed on the Business Day after the cash addition, we will send a notice of non-compliance to you and your RIA, asking you to rebalance immediately. If you fail to do so within five Business Days from mailing of the notice, we will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

How does the Certificate operate?

Prior to Lock-In Date

Your Coverage Amount prior to the Lock-In Date is zero. The Lock-In Date is set on the date you take your first partial Withdrawal, including a Withdrawal made to meet Required Minimum Distribution (“RMD”) requirements from a Qualified Account, after the younger Covered Person(s) has reached Attained Age 60 as of that person’s last birthday (referred to as “Attained Age”). If you take a Withdrawal before the younger Covered Person(s) has reached Attained Age 60, it will be an Excess Withdrawal and does not trigger the Lock-In Date. If the younger Covered Person has reached Attained Age 60 and you are not ready to trigger the Lock-In Date, you should not take a Withdrawal. Apart from that pre-lock-in consideration, you are free to take whatever actions you wish with respect to your Covered Asset Pool, so long as that is consistent with the terms of your Account and the Certificate. For example, you may change your investment allocations at any time within the investment requirements under the Certificate. You may also make Subsequent Contributions as allowed under the Certificate, change your Asset Allocation Tier or change your Financial Institution to another approved Financial Institution.

Lock-In Date

The Lock-In Date is the date you take your first partial Withdrawal (including a Withdrawal made to meet Required Minimum Distribution requirements) after the younger Covered Person(s) has reached Attained Age 60. When you take the first partial Withdrawal on the Lock-In Date, your Payment Percentage is set and the initial Coverage Amount is established. As long as you do not take an Excess Withdrawal during any 12 month period (which we refer to as a “Certificate Year”) that begins on your Certificate Date or the anniversary of your Certificate Date (a “Certificate Anniversary”), the Coverage Amount will not be reduced for the remainder of the Certificate while the Covered Asset Pool Value remains above zero.

If the Covered Asset Pool Value were to drop to zero, we will calculate a final Coverage Amount based on the applicable Payment Percentage. The Payment Percentage is determined differently based on the Coverage Plan you elect. Please see “Coverage Plans” in Section 3—Description of the Certificate. If your Covered Asset Pool Value drops to zero before your first Withdrawal, we will set your Lock-In Date on the day it goes to zero. If your Covered Asset Pool Value drops to zero before the Covered Person’s Attained Age 60 due to investment performance and fee deductions only (i.e., not due to Withdrawals), we will set the Lock-In Date on the day it goes to zero. If this occurs, we will determine your Payment Percentage as if the Covered Person’s Attained Age 60 as of the Lock-In Date.

After Lock-In Date

Beginning after the Lock-In Date, each Certificate Year you can withdraw up to a specified amount of the Covered Asset Pool Value (called the “Coverage Amount”) until the Covered Person’s death. You may take such Withdrawals in the form of systematic Withdrawals or on an ad hoc basis.

Excess Withdrawals

Excess Withdrawals are the amount of Withdrawal(s) from the Covered Asset Pool that exceed the amount allowed for that Certificate Year. Any Withdrawal taken prior to the Covered Person’s Attained Age 60 is an Excess Withdrawal and does not establish the Lock-In Date. The amount of Withdrawal(s) taken after the Covered Person’s Attained Age 60 that exceeds the Coverage Amount available for that Certificate Year (or the RMD, if greater) is an Excess Withdrawal. Excess Withdrawals can reduce the Coverage Base and Coverage Amount on more than a dollar-for-dollar basis.

If you inadvertently take a partial Withdrawal from the Covered Asset Pool, you may follow a process to prevent it from being considered a Withdrawal of Coverage Amount or an Excess Withdrawal. You may follow this process even if the Withdrawal, combined with any other Withdrawals you have taken in that Certificate Year, did not cause an Excess Withdrawal. We will notify you of any Withdrawal from your Account that we consider an Excess Withdrawal. If you do not follow the procedure for Inadvertent Partial Withdrawals thereafter, it will be treated as an Excess Withdrawal. First, within five Business Days after the Withdrawal, you must notify us of your intent to reinvest the withdrawn proceeds in the Covered Asset Pool. Written notice can be sent to our Customer Service Center at 222 South First Street, Suite 600, Louisville, KY 40202 or via fax at (502) 882-6040. Second, within five Business Days after we receive your notice, the withdrawn proceeds must be returned to the Covered Asset Pool. If you follow the process, we will treat the amount as an Inadvertent Partial Withdrawal, and it will not be considered a Withdrawal of Coverage Amount or an Excess Withdrawal.

You may elect to have certain fees deducted from your Covered Asset Pool without being considered a Withdrawal of those amounts, and the total of those fees is called your Annual Fee Allowance. Deductions for the Annual Fee Allowance are not Withdrawals, and such deductions will not be counted towards an Excess Withdrawal. The Annual Fee Allowance includes the Subscription Fee and any incidental trading or other Financial Institution account fees deducted from the Account. Incidental trading fees include transactional based pricing fees, which are fees that are charged per transaction. However, asset based pricing fees, which are trading fees your RIA may assess that allow for unlimited trading transactions and are based on the value of the assets in the Account, are not considered incidental fees and will not be considered part of the Annual Fee Allowance. Your RIA may also assess other charges for asset management or investment advisory services, which are called the “Advisory Fee.” The Company is not a party to the Advisory Fee. The Advisory Fee, if any, is solely between the Certificate Owner and the RIA. However, the Advisory Fee may be included in the Annual Fee Allowance if, on or prior to the Certificate Date, the Certificate Owner has elected that the Advisory Fee be deducted from the Covered Asset Pool. Because this election is used to determine your Subscription Fee, it cannot be changed thereafter. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date. However, the Advisory Fee deduction may not exceed 1% of the Covered Asset Pool Value.

Please see “Excess Withdrawals” in “Section 3—Description of the Certificate.”

How do I pay for the Certificate?

The only fee you pay to the Company is the Subscription Fee – the fee the Company charges the Certificate Owner for the benefits provided under the Certificate. We will bill you directly for the quarterly portion of the annual Subscription Fee from your Covered Asset Pool as of the end of each calendar quarter.

Your RIA may also charge an Advisory Fee – fees you pay to the RIA for asset management and/or investment advisory services with respect to the Covered Asset Pool. Different RIAs may charge different Advisory Fees. You may change your RIA at any time, provided you remain the client of an RIA at all times. The Advisory Fee is wholly separate from the Subscription Fee, and the Company is not a party to the Advisory Fee. The Advisory Fee, if any, is solely between the Certificate Owner and the RIA. However, the Company allows a Certificate Owner to have the Advisory Fee deducted from the Covered Asset Pool if that option is elected on or prior to the Certificate Date.

What are other important issues to consider?

•	The payment by the Company of the Coverage Amount over the lifetime of the Covered Person is subject to our claims paying ability.

•	The Certificate has no cash surrender value. That is, you cannot commute your projected lifetime Withdrawals to a present-value lump sum.

•	We do not offer the Certificate in all states. For more information see “APPENDIX A– STATE VARIATIONS” on page A-1.

•	We offer no assurances as to the Certificate’s tax treatment.

•	This Certificate entails certain risks. In that regard, please read prospectus Section 2—Risk Factors.

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You will begin paying the Subscription Fee as of the date we issue the Certificate to you, rather than as of the date you start withdrawing the Coverage Amount. Thus, you could be paying the Subscription Fee for many years before realizing the benefit of the Coverage. If you never withdraw the Coverage Amount, you will have paid the Subscription Fee without having realized the benefit of Coverage. We will not refund the Subscription Fees you have paid if you choose to never withdraw the Coverage Amount. In addition, before the Covered Asset Pool Value is reduced to zero, the Coverage Amount is withdrawn from the assets in your Account. If the Covered Asset Pool Value is never reduced to zero, the Company’s payment obligations under the Certificate will not be triggered, and you will have paid the Subscription Fee without having received any benefit payments.

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We have designed the Certificate to permit Withdrawals from your Covered Asset Pool each Certificate Year after Attained Age 60 that are less than or equal to the Coverage Amount (or RMD, if greater). You should not purchase this Certificate if you plan to take Withdrawals before Attained Age 60 or in excess of the Coverage Amount (or RMD, if greater) because such Excess Withdrawals may significantly reduce the Coverage Base and Coverage Amount.

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The longer you wait before triggering the Lock-In Date (by making the first Withdrawal after Attained Age 60), the less time you have to benefit from the Coverage because as time passes, your life expectancy is reduced. On the other hand, the longer you wait to trigger the Lock-In Date, the greater your Payment Percentage may be and the greater the Coverage Base may be due to investment growth and Automatic Step-Ups. Automatic Step-Ups can occur before and after the Lock-In Date. You should carefully consider when to trigger the Lock-In Date. There is a risk that you will not trigger the Lock-In Date at the time that is most financially beneficial for you.

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You are required to invest assets in your Covered Asset Pool in accordance with either a Model Portfolio or a Restricted Asset Allocation Portfolio. We will set your Subscription Fee, in part, based on your investment election. You must make your initial asset allocation election at or prior to the Certificate Date. Your initial allocation election will determine your Asset Allocation Tier, which is a factor used to determine your Subscription Fee. Each Asset Allocation Tier has investment requirements that impose limitations on exposure to certain asset class categories. If you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, you must give the Company at least five Business Days advance written notice and tell us when the change is to go into effect. You may change your investment allocations within the requirements of your current Asset Allocation Tier at any time without notice. If you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, We will increase (subject to a maximum) or decrease the Subscription Fee to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan.

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Upon the death of the Covered Person (or the death of the surviving spouse if there were joint Covered Persons under the Certificate), the Certificate terminates, all Coverage ends, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

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If you choose to deduct the Advisory Fee from the Covered Asset Pool, your Subscription Fee will be higher. This is because such a deduction increases our risk that your Covered Asset Pool Value will be reduced to zero and we will have to make benefit payments in the future. The higher Subscription Fee does not offset any portion of your Advisory Fee. After the Certificate Date, you may not change your election with regard to permitting deduction of the Advisory Fee from the Covered Asset Pool. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date. However, the Advisory Fee deduction may not exceed 1% of the Covered Asset Pool Value.

SECTION 1—SUMMARY

Introduction

In this prospectus “we,” “our,” “us,” “Midland National,” and “Company” mean Midland National Life Insurance Company. “You” and “your” mean the Certificate Owner. We refer to the person who is covered by the Certificate as the “Covered Person” – a Covered Person is someone upon whose life benefits are paid under the Certificate.

This summary provides only an overview of the more important features of the Certificate. Please read this entire prospectus and your Certificate for more detailed information. The prospectus discloses all material features and benefits of the Certificate.

The Certificate

The Certificate is designed to protect investors who are concerned that, either because of Withdrawals over time, poor market performance, or both, their Covered Asset Pool may be depleted during their lifetime. To address that need, the Certificate in effect provides a limited form of insurance against outliving your assets. The Certificate has no cash value, surrender value or death benefit. The Certificate is intended for long-term investment purposes.

Subject to certain conditions, the Certificate provides guaranteed benefit payments over the life of one or more Covered Persons. The amount of those payments is established when a Covered Person of Attained Age 60 or older takes the first partial Withdrawal from the assets subject to our guarantee (the Covered Asset Pool). We call the date of that first partial Withdrawal the Lock-In Date. On the Lock-In Date, your Payment Percentage is set and the initial Coverage Amount is established. We guarantee that the Coverage Amount can be withdrawn each year after the Lock-In Date for the life of the Covered Person(s). Even if the value of the assets in your Account (the Covered Asset Pool Value) declines due to Withdrawals of the Coverage Amount and/or poor investment performance, you may nonetheless continue to withdraw the same Coverage Amount each Certificate Year.

Once you have locked-in that guaranteed amount, we guarantee that the amount can be withdrawn each year for the life of the Covered Person(s). If each of your partial Withdrawals does not exceed the Coverage Amount, and due to such Withdrawals and/or poor investment performance, the value of the assets in your Account (the Covered Asset Pool Value) declines, you may nonetheless continue to withdraw the same Coverage Amount each Certificate Year.

However, if due to partial Withdrawals and/or poor investment performance your Covered Asset Pool Value drops to zero, we may recalculate your Coverage Amount in a way that varies among the three Coverage Plans. Specifically, each Coverage Plan adjusts the Payment Percentage that is used to calculate your Coverage Amount differently. Payment Percentages are explained in more detail below.

If the Covered Asset Pool Value drops to zero due to investment performance and fee deductions only (i.e. not due to Withdrawals) before the Covered Person’s Attained Age 60, we will set the Lock-in Date on the day it goes to zero. We will apply the number of years that have elapsed since your Certificate Date to determine your Payment Percentage as if the Covered Person’s Attained Age 60 as of the Lock-In Date.

A Withdrawal (or cumulative Withdrawals) in a given Certificate Year that exceeds the Coverage Amount (or the RMD, if greater) is an Excess Withdrawal. As discussed below, Excess Withdrawals may significantly reduce the Coverage offered under the Certificate. Thus, to fully realize the protections under the Certificate, you should limit the amount you withdraw from the Covered Asset Pool in any given Certificate Year.

We do not guarantee that your Covered Asset Pool Value will not decline due to Withdrawals or poor investment performance, or that your Covered Asset Pool Value will remain steady or grow. Instead, the Certificate provides a guarantee that, under certain specified conditions, and regardless of the investment performance of the Covered Asset Pool and regardless of how long you live, you will be able to receive a guaranteed level of annual income for life (and the life of your Spouse, under a joint Covered Person Certificate). This income takes the form of Withdrawals made from your Covered Asset Pool, and if that is exhausted, from guaranteed benefit payments we will pay to you.

We will issue a Certificate only to those in a specified age bracket (where age means age as of the last birthday). Specifically (a) an individual must be younger than age 80 on the Certificate Date, (b) where the Covered Person is a spousal couple, each spouse must be younger than 80 on the Certificate Date, or (c) a married individual may own the Certificate individually but prior to the Lock-In Date elect to receive the Coverage Amount based on the lifetime of each spouse – this is permitted so long as the owner’s spouse is younger than 80 on the Certificate Date. If there are two Covered Persons and the Certificate is purchased through a Qualified Account, the age difference between the spouses must not exceed 10 years.

Note: There are three key dates to keep in mind relevant to the operation of the Certificate:

(1)	The Certificate Date: The date we issue the Certificate to the Certificate Owner.

(2)

Lock-In Date: The date the initial Coverage Amount is set. The Certificate Owner sets the Lock-In Date by making the first Withdrawal after the Covered Person, or youngest Covered person, if applicable, reaches Attained Age 60.

(3)	If applicable, the date on which the Covered Asset Pool Value is reduced to zero other than by an Excess Withdrawal. At that point, payments of the Coverage Amount would be made from our assets.

Investment Requirements

You are required to invest assets in your Covered Asset Pool in accordance with either a Model Portfolio or a Restricted Asset Allocation Portfolio. You must make your initial asset allocation election at or prior to the Certificate Date. Your initial allocation election will determine your Asset Allocation Tier, which is a factor used to determine your Subscription Fee. Each Asset Allocation Tier has requirements that impose limitations on exposure to certain asset class categories. These requirements are designed to minimize the risk to the Company that we will be required to pay lifetime benefits by reducing the likelihood your Covered Asset Pool Value will drop to zero. If you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, you must give the Company at least five Business Days advance written notice and tell us when the change is to go into effect. You may change your investment allocations within the requirements of your current Asset Allocation Tier at any time without notice. If you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, we will increase (subject to a maximum) or decrease the Subscription Fee to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan at the time of the change.

Coverage Base

The Coverage Base is the amount we use to calculate your Coverage Amount, and is not available as a cash value to be withdrawn in a lump sum. The Coverage Base on the Certificate Date is equal to the initial Contribution. Thereafter, the Coverage Base is increased (a) dollar-for-dollar by Subsequent Contributions (i.e., additional Contributions to the Covered Asset Pool made within the first twelve months after the Certificate Date but before any Withdrawals have been taken) and (b) by any Automatic Step-Up that occurs on a Certificate Anniversary. An Automatic Step-Up is a Certificate feature under which we automatically increase the Coverage Base to reflect increases in the Covered Asset Pool Value due to positive investment performance. The Automatic Step-Up is described in more detail below.

Your Coverage Base is the sum of all Contributions adjusted for any Excess Withdrawals taken and any Automatic Step-Ups applied. Contribution amounts are not adjusted thereafter for investment performance of the assets, for deductions of the Annual Fee Allowance, or for subsequent partial Withdrawals other than Excess Withdrawals. Therefore, a reduction in your Covered Asset Pool Value will not, by itself, reduce your Coverage Base. Your Covered Asset Pool Value may be reduced by poor investment performance of the assets, by deductions of the Annual Fee Allowance, or by subsequent partial Withdrawals (including Excess Withdrawals). Your Coverage Base will only be reduced if you take Excess Withdrawals. This means if you never take an Excess Withdrawal, your Coverage Base will never decrease.

Excess Withdrawals reduce the Coverage Base on a pro rata basis, which could be more than a dollar-for-dollar reduction. This means that if your Coverage Base is greater than your Covered Asset Pool Value at the time of the Excess Withdrawal, the Coverage Base will be reduced by more than a dollar-for-dollar amount. Please see “Coverage Base” in Section 3—Description of the Certificate for illustrative examples.

The Coverage Base may be increased through the Automatic Step-Up feature. Automatic Step-Up refers to the Certificate feature under which we automatically increase the Coverage Base to reflect increases in the Covered Asset Pool Value. An Automatic Step-Up can occur only during the time period between the Certificate Date and the date that the Covered Asset Pool Value equals or exceeds the maximum Coverage Base. On each Certificate Anniversary during that time period, we compare the Covered Asset Pool Value to the Coverage Base. If on that Certificate Anniversary, the Covered Asset Pool Value exceeds the Coverage Base, we automatically increase the Coverage Base to equal that greater amount.

Maximum Coverage Base. We impose a maximum Coverage Base, which is equal to 250% multiplied by the sum of all Contributions (after adjustment for any Excess Withdrawal taken). Automatic Step-Ups can occur before and after the Lock-In Date, until the maximum Coverage Base is reached. The maximum Coverage Base applies only during the time period between the Certificate Date and the date that the Coverage Base equals or exceeds the maximum Coverage Base. Once the maximum Coverage Base is reached, we no longer check to determine whether an Automatic Step-Up should be implemented – even if the Coverage Base were to subsequently fall below the maximum Coverage Base due to an Excess Withdrawal.

Please note that dividends and other distributions from the Covered Asset Pool can be automatically reinvested in the Covered Asset Pool but will not be treated as Contributions and thus will not increase the Coverage Base. Dividends and other distributions from the assets that are not automatically reinvested in the Covered Asset Pool are considered Withdrawals, and may contribute to an Excess Withdrawal to the extent they exceed the Coverage Amount when added to other Withdrawals you have taken that Certificate Year.

Please see “Excess Withdrawals” in Section 3—Description of the Certificate.

Coverage Amount

Under the Certificate, “Coverage” refers to certain guarantees we make, which apply irrespective of changes in the market value of the Covered Asset Pool. The Coverage Amount represents the amount of that guarantee.

Prior to the Lock-In Date, the Coverage Amount is equal to zero.

Starting on the Lock-In Date, the Coverage Amount is calculated each Certificate Year. For a Certificate Owner of a Nonqualified Account, the Coverage Amount is the amount that may be withdrawn from the Covered Asset Pool each Certificate Year for the lifetime of the Covered Person, without reducing the Coverage Base in future years. With respect to Qualified Accounts, each Certificate Year the Certificate Owner may withdraw the greater of the Coverage Amount and the RMD from the Covered Asset Pool without such Withdrawal being an Excess Withdrawal. If during any Certificate Year less than the full Coverage Amount is withdrawn, the remaining amount may not be carried over into any future Certificate Year.

Your initial Coverage Amount is determined on the Lock-In Date. Your Coverage Amount will equal your Coverage Base (i.e., the sum of all Contributions adjusted for any Excess Withdrawals taken) multiplied by the applicable Payment Percentage. The Payment Percentage is determined differently based on the Coverage Plan you elect. Please see “Coverage Plans” in Section 3—Description of the Certificate. There are three Coverage Plans available:

•	Core;

•	CorePlus; and

•	CorePlus X.

If your Covered Asset Pool Value drops to zero, the Company will calculate your final Coverage Amount based on your Coverage Base and the Payment Percentage that applies to your Coverage Plan. The Company will then issue an immediate annuity to the Certificate Owner, where the amount of the annuity payments equals the final Coverage Amount based on (i) the Coverage Base multiplied by (ii) the applicable Payment Percentage. The immediate annuity will be a life annuity with fixed payments of equal installments for the life of the Annuitant(s). If there is more than one Annuitant, payments will continue until the death of the second Annuitant. Upon issuing the immediate annuity, the Company’s payment obligations under the guarantee are fulfilled and your Certificate and all its terms (including the Subscription Fee) are terminated.

Payment Percentage

The Payment Percentage is set on the Lock-In Date and is used to calculate the Coverage Amount. The Payment Percentage is based on the Covered Person Attained Age and the number of full years since the Certificate Date. If your Covered Asset Pool Value drops to zero before the Covered Person’s Attained Age 60 due to investment performance and fee deductions only (i.e., not due to Withdrawals), we will determine your Payment Percentage as if the Covered Person’s Attained Age 60 as of the Lock-In Date.

The Payment Percentage for Certificates with Joint Covered Persons are lower. The Payment Percentages are summarized in the table below.

Certificate with Single Covered Person

Single Covered Person Attained Age at Time of First Partial Withdrawal	Time Since CDA Certificate Issue Date
	Less Than 5 Years	5 Years or More
60-64	3.50%	4.00%
65-74	4.50%	5.00%
75-79	5.00%	5.50%
80 and older	5.50%	6.00%

Certificate with Joint Covered Persons

Younger Joint Covered Person Attained Age at Time of First Partial Withdrawal	Time Since CDA Certificate Issue Date
	Less Than 5 Years	5 Years or More
60-64	3.00%	3.50%
65-74	4.00%	4.50%
75-79	4.50%	5.00%
80 and older	5.00%	5.50%

With respect to the above Payment Percentages, please note that (a) for a single life Covered Person, the Attained Age refers to the age as of the last birthday immediately prior to the first partial Withdrawal taken after Attained Age 60 and (b) for a Certificate where there are joint Covered Persons, the Attained Age refers to the age as of the last birthday of the younger Covered Person immediately prior to the first partial Withdrawal taken after younger Covered Person Attained Age 60.

Because the Payment Percentage is determined, in part, by the number of full years since the Certificate Date that a Withdrawal has not been taken, the longer you wait to set the Lock-In Date, the higher your Coverage Amount can be. On the other hand, the longer you wait to set the Lock-In Date, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age.

Under the CorePlus X Coverage Plan only, the Payment Percentage established on the Lock-In Date may be positively adjusted each Certificate Year, based on the Ten Year Constant Maturity US Treasury Rate as of the last Business Day of the prior Certificate Year, as follows:

Core Plus X Coverage Plan Payment Percentage Adjustment
If the Ten Year Constant Maturity US Treasury Rate is Was:	0.00% to less than 4.00%	4.00% to less than 4.50%	4.50% to less than 5.50%	5.50% to less than 6.5%	6.5%+

For Issue Age <65, we will increase your Payment Percentage by:	0.00%	0.00%	0.50%	1.00%	1.50%

For Issue Age Issue Age 65+, we will increase your Payment Percentage by:	0.00%	0.50%	1.00%	1.50%	2.00%

The interest rate environment can have a significant effect on the differences between the Coverage Plans. When interest rates are lower, the Ten Year Constant Maturity US Treasury Rate adjustment applied under the CorePlus X Coverage Plan may be insignificant or even zero, as shown in the table above. This means that you may pay the higher Subscription Fee associated with the CorePlusX Coverage Plan without a positive adjustment to your Payment Percentage in Certificate Years where the Ten Year Constant Maturity US Treasury Rate is low. The current historically low interest rate environment has caused the Ten Year Constant Maturity US Treasury Rate to be low for an extended period of time. If these historically low interest rates persist, you could pay the higher Subscription Fee associated with the CorePlus X Coverage Plan without the benefit of a positive adjustment to your Payment Percentage.

If Your Covered Asset Pool Value Drops to Zero. The Coverage Plan you select can increase or decrease the applicable final Payment Percentage used to calculate your final Coverage Amount at the time your Covered Asset Pool Value drops to zero, if ever.

Specifically:

•	For the Core Coverage Plan, the final Payment Percentage will be the Payment Percentage established on the Lock-In Date less 1.00%.

For example, if the Payment Percentage on the Lock-In Date was 4.00%, the final Payment Percentage under the Core Coverage Plan would be 3.00% (4.00% less 1.00%).

•

For the CorePlus Coverage Plan, the final Payment Percentage will be the Payment Percentage established on the Lock-In Date without adjustment (this is the same as before the Covered Asset Pool Value drops to zero).

For example, if the Payment Percentage on the Lock-In Date was 4.00%, the final Payment Percentage under the CorePlus Coverage Plan would be 4.00%.

•

For the CorePlus X Coverage Plan, the final Payment Percentage will be the Payment Percentage established on the Lock-In Date plus any adjustment that is based on the Ten Year Constant Maturity US Treasury Rate as of the last Business Day of the prior Certificate Year (this is the same as before the Covered Asset Pool Value drops to zero).

For example, assume the Ten Year Constant Maturity US Treasury Rate as of the last Business Day of the Prior Certificate Year was 5.00% and the Covered Person Issue Age was 62. The Ten Year Constant Maturity US Treasury Rate adjustment would be 0.50%, as shown in the table above. If the Payment Percentage on the Lock-In Date was 4.00%, the final Payment Percentage under the CorePlus X Coverage Plan would be 4.50% (4.00% plus 0.50%).

If the Covered Asset Pool Value drops to zero due to partial Withdrawals and/or poor investment performance, the Company will calculate your final Coverage Amount based on your Coverage Base (i.e., the sum of all Contributions adjusted for any Excess Withdrawals taken and any Automatic Step-Ups applied) and the final Payment Percentage that applies to your Coverage Plan. The Company will then issue an immediate annuity to the Certificate Owner, where the amount used to fund the immediate annuity equals the final Coverage Amount. The immediate annuity will be a life annuity with fixed payments in equal installments for the life of the Annuitant(s). If there is more than one Annuitant, payments will continue until the death of the second Annuitant. Upon issuing the immediate annuity, the Company’s payment obligations under the guarantee are fulfilled and your Certificate and all its terms (including the Subscription Fee) are terminated. Since your Certificate is no longer in effect, we will no longer annually calculate a Coverage Amount each year.

If your Covered Asset Pool Value drops to zero due to an Excess Withdrawal, we will terminate your Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made.

The Coverage Plans offer different benefit features and are subject to different Subscription Fees. For more information about each Coverage Plan, please see Section 3—Description of the Certificate. For more information about Subscription Fees, please see “Subscription Fee” below.

Excess Withdrawal

Excess Withdrawals are the amount of Withdrawal(s) from the Covered Asset Pool that exceed the amount allowed for that Certificate Year.

Withdrawals Prior to Covered Person Attained Age 60 – Any partial Withdrawal taken prior to a Covered Person reaching Attained Age 60 is an Excess Withdrawal and does not establish the Lock-In Date.

Withdrawals After Covered Person Reaches Attained Age 60 or older— an Excess Withdrawal is any portion of a Withdrawal in excess of the Coverage Amount (or the RMD, if greater) for that Certificate Year.

Dividends and other distributions from the assets that are not automatically reinvested in the Covered Asset Pool are considered Withdrawals, and may contribute to an Excess Withdrawal to the extent they exceed the Coverage Amount when added to other Withdrawals you have taken that Certificate Year.

If you inadvertently take a partial Withdrawal from the Covered Asset Pool, you may follow a process to prevent it from being considered a Withdrawal of Coverage Amount or an Excess Withdrawal. You may follow this process even if the Withdrawal, combined with any other Withdrawals you have taken in that Certificate Year, did not cause an Excess Withdrawal. We will notify you of any Withdrawal from your Account that we consider an Excess Withdrawal. If you do not follow the procedure for Inadvertent Partial Withdrawals thereafter, it will be treated as an Excess Withdrawal. First, within five Business Days after the Withdrawal, you must notify us of your intent to reinvest the withdrawn proceeds in the Covered Asset Pool. Written notice can be sent to our Customer Service Center at 222 South First Street, Suite 600, Louisville, KY 40202 or via fax at (502) 882-6040. Second, within five Business Days after we receive your notice, the withdrawn proceeds must be returned to the Covered Asset Pool. If you follow the process, we will treat the amount as an Inadvertent Partial Withdrawal, and it will not be considered a Withdrawal of Coverage Amount or an Excess Withdrawal.

In addition, deductions for the Annual Fee Allowance are not Withdrawals, and will not be counted towards an Excess Withdrawal. The Annual Fee Allowance includes the Subscription Fee and any incidental trading or other Financial Institution account fees deducted from the Account. Incidental trading fees include transactional based pricing fees, which are fees that are charged per transaction. However, asset based pricing fees, which are trading fees your RIA may assess that allow for unlimited trading transactions and are based on the value of the assets in the Account, are not considered incidental fees and will not be considered part of the Annual Fee Allowance. In addition, the Advisory Fee may be included in the Annual Fee Allowance if, on or prior to the Certificate Date, the Certificate Owner has elected that the Advisory Fee be deducted from the Covered Asset Pool. Because this election is used to determine your Subscription Fee, it cannot be changed thereafter. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date. However, the Advisory Fee deduction may not exceed 1% of the Covered Asset Pool Value.

We will establish procedures to verify that a deduction is part of the Annual Fee Allowance. Amounts properly deducted as part of the Annual Fee Allowance are not treated as Withdrawals and will not contribute to the Excess Withdrawal calculation. Any Withdrawal that is not properly identified by you and your RIA as part of the Annual Fee Allowance may be treated as an Excess Withdrawal.

Withdrawals that you make exceeding the Coverage Amount (including deductions in excess of the Annual Fee Allowance), in any Certificate Year have the potential to significantly decrease and even terminate the benefits provided by the Certificate. Please see “Excess Withdrawals” in Section 3—Description of the Certificate.

Subscription Fee

The Subscription Fee is the fee we charge the Certificate Owner for the benefits provided under the Certificate. The Subscription Fee is a percentage of the sum of all Contributions (after adjustment for any Excess Withdrawal taken). Contribution amounts are not adjusted thereafter for investment performance of the assets, for deductions of the Annual Fee Allowance, or for subsequent partial Withdrawals other than Excess Withdrawals. However, Excess Withdrawals reduce Contributions on a pro rata basis according the following formula:

Contributions (After Excess Withdrawal) =

Contributions (Before Excess Withdrawal) * [1 – (Excess Withdrawal Amount / Covered Asset Pool Value (Before Excess Withdrawal)]

Example:

A Certificate with total Contributions of $100,000, prior to an Excess Withdrawal, has a Covered Asset Pool Value of $150,000, Coverage Base of $175,000 and annual Coverage Amount of $8,750. The Subscription Fee percentage is 1.65%, so prior to the Excess Withdrawal, the annual Subscription Fee is $1,650 = $100,000 * 1.65%. The Certificate Owner takes a Withdrawal of $10,000 for an Excess Withdrawal of $1,250 = $10,000 - $8,750. The Covered Asset Pool Value prior to the Excess Withdrawal is $141,250 = $150,000 - $8,750 (annual Coverage Amount). The total Contributions after the Excess Withdrawals is $99,115.04 = $100,000 * [1 – ($1,250 / $141,250)], so the annual Subscription Fee after the Excess Withdrawal is $1,635.40 = $99,115.04 * 1.65%.

The amount of the Subscription Fee is dependent on the Coverage Plan elected (i.e., Core, CorePlus, or CorePlus X), whether you have elected that the Advisory Fee be deducted from the Covered Asset Pool, and which Asset Allocation Tier you are invested in. If you choose to deduct the Advisory Fee from the Covered Asset Pool, your Subscription Fee will be higher because such a deduction increases our risk that your Covered Asset Pool Value will be reduced to zero. After the Certificate Date, you cannot change your Coverage Plan or Advisory Fee election. However, you may change your investment allocation to a different Asset Allocation Tier after the Certificate Date. If you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, we will increase (subject to a maximum) or decrease the Subscription Fee to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan.

To determine the Subscription Fee in dollars, you multiply the Subscription Fee percentage by the Contribution amount. The Subscription Fee percentage for each Coverage Plan is as follows:

Core Plan Subscription Fee

Advisory Fee Not Deducted from the Covered Asset Pool

Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.10%	2.00%
Tier B	1.30%	2.50%
Tier C	1.55%	2.50%

Advisory Fee Is Deducted from the Covered Asset Pool

Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.25%	2.00%
Tier B	1.45%	2.50%
Tier C	1.65%	3.00%

CorePlus Coverage Plan Subscription Fee

Advisory Fee Not Deducted from the Covered Asset Pool

Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.40%	2.50%
Tier B	1.65%	3.00%
Tier C	1.95%	3.50%

Advisory Fee Is Deducted from the Covered Asset Pool

Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.60%	2.50%
Tier B	1.85%	3.00%
Tier C	2.10%	3.50%

CorePlus X Coverage Plan Subscription Fee

Advisory Fee Not Deducted from the Covered Asset Pool

Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.60%	2.50%
Tier B	1.90%	3.00%
Tier C	2.20%	3.50%

Advisory Fee Is Deducted from the Covered Asset Pool

Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.80%	2.50%
Tier B	2.05%	3.00%
Tier C	2.30%	3.50%

We will bill you one quarter of the annualized Subscription Fee at the end of each calendar quarter. With respect to the first calendar quarter after the Certificate Date, we calculate the Subscription Fee using the following formula:

First quarter Subscription Fee = [(initial Contribution adjusted for Excess Withdrawals, if any) * (Subscription Fee percentage) / 4] * [(Days in Force During Calendar Quarter) / (Total Number of Days that Calendar Quarter)]

Example 1:

A Certificate Owner that elected the CorePlus Coverage Plan, no Advisory Fee from the Covered Asset Pool, and Asset Allocation Tier B is issued a Certificate on March 18 with an initial Contribution of $100,000 and a Subscription Fee percentage of 1.65%. The first calendar quarter Subscription Fee will be assessed 14 days after the Certificate Date on March 31. The total number days during this calendar quarter is 90 (31 days of January + 28 days of February + 31 days of March), so the first quarterly Subscription Fee is $64.17 = $100,000 * (1.65% / 4) * (14 / 90).

Example 2:

The Certificate Owner in Example 1 above does not make any Subsequent Contributions and does not take any Excess Withdrawals. For its second calendar quarter on June 30, the Certificate Owner will be assessed a Subscription Fee of $412.50 = $100,000 * (1.65% / 4).

We assess the Subscription Fee against the value of Subsequent Contributions made after the first quarter of the first Certificate Year using a similar approach. That is, we multiply the Subsequent Contribution amount by the Subscription Fee percentage for the quarter and then multiply that result by the ratio of (a) the number of days of the calendar quarter during which the Subsequent Contribution was invested in the Covered Asset Pool divided by (a) the total number of days in that calendar quarter.

Example 3:

The Certificate Owner in Examples 1 and 2 above during the third calendar quarter after the Certificate Date makes a Subsequent Contribution of $50,000 on July 15. The quarterly Subscription Fee for the third calendar quarter is assessed on September 30. The Subsequent Contribution was made with 78 days remaining during the calendar quarter. The total number of days during the calendar quarter is 92 (31 days of July + 31 days of August + 30 days of September). The Subscription Fee assessed for the initial Contribution will be $412.50 = $100,000 * (1.65% / 4). The Subscription Fee assessed for the Subsequent Contribution will be $174.86 = $50,000 * (1.65% / 4) * (78 / 92). The total Subscription Fee assessed on September 30 is $587.36 ($412.50 + $174.86).

The Subscription Fee will be calculated and due on the last day of each calendar quarter. If you change your Asset Allocation Tier during the quarter, the Subscription Fee will be calculated so that the change in your Subscription Fee percentage takes effect from the date the new Asset Allocation Tier takes effect. This means that the Subscription Fee percentage associated with your old Asset Allocation Tier will be applied to the days in that calendar quarter prior to the date on which the new Asset Allocation Tier took effect. The Subscription Fee percentage associated with your new Asset Allocation Tier will be applied to the days in that calendar quarter from the date the new Asset Allocation Tier takes effect.

Example 4:

The Certificate Owner in Examples 1, 2 and 3 above during the fourth calendar quarter after the Certificate Date changes from Asset Allocation Tier B to Asset Allocation Tier A on October 19. The quarterly Subscription Fee for the fourth calendar quarter is assessed on December 31. The Subscription Fee percentage will change from 1.65% to 1.40% (the then-current Subscription Fee percentage for Asset Allocation Tier A under the CorePlus Coverage Plan with no Advisory Fee) on the date of the change in the Asset Allocation Tier (October 19). The total number of days during the calendar quarter is 92 (31 days of October + 30 days of November + 31 days of December). The change was made 18 days after the calendar quarter began, so the Subscription Fee percentage associated with Asset Allocation Tier B (1.65%) will be used to calculate the Subscription Fee for the first 18 days. The Subscription Fee assessed for the total Contributions prior to the change in Asset Allocation Tier is $121.06 = $150,000 * (1.65% / 4) * (18 / 92). There were 74 days remaining in the calendar quarter when the change was made (92 – 18), so the Subscription Fee percentage associated with Asset Allocation Tier A (1.40%) will be used to calculate the Subscription Fee for the remaining 74 days. The Subscription Fee assessed for the total Contributions after the change in Asset Allocation Tier is $422.28 = $150,000 * (1.40% / 4) * (74 / 92). The total Subscription Fee assessed on December 31 is $543.34 ($121.06 + $422.28).

You may choose to pay the Subscription Fee from a separate cash account you establish or from the Covered Asset Pool. You may change this election at any time. The Subscription Fee is included as part of your Annual Fee Allowance whether you choose to deduct it from your Covered Asset Pool or a separate cash account. If you decide to pay the Subscription Fee from a separate cash account, you will not be taking full advantage of the benefit of the Annual Fee Allowance under your Certificate. If we do not receive the Subscription Fee as of the due date, we will send a late notice. The Certificate will be terminated, and the Coverage Amount will no longer be guaranteed and no payments will be made (including if the Covered Asset Pool Value were to drop to zero), if we do not receive the Subscription Fee after five Business Days from mailing of the late notice. If you choose to have the Subscription Fee deducted from your Covered Asset Pool, the deduction of the Subscription Fee will not reduce the Coverage Base or trigger the Lock-In Date. It will not be treated as a Withdrawal and does not reduce the amount of permitted Withdrawals from the Covered Asset Pool each Certificate Year.

The Advisory Fee is wholly separate from and in addition to the Subscription Fee. The Company is not a party to the Advisory Fee. The Advisory Fee, if any, is solely between you and your RIA. Your RIA may assess the Advisory Fee at their chosen frequency. You may choose to pay the Advisory Fee from a separate cash account you establish or from the Covered Asset Pool (if you elected to permit deduction from the Covered Asset Pool on or prior to the Certificate Date). If you choose to deduct the Advisory Fee from the Covered Asset Pool, your Subscription Fee will be higher because such a deduction increases our risk that your Covered Asset Pool Value will be reduced to zero. The higher Subscription Fee does not offset any portion of your Advisory Fee. After the Certificate Date, you may not change your election with regard to permitting deduction of the Advisory Fee from the Covered Asset Pool. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date.

If you make the election to deduct the Advisory Fee from your Covered Asset Pool, the deduction is included as part of your Annual Fee Allowance (subject to a maximum). It will not reduce the Coverage Base or trigger the Lock-In Date. It will not be treated as a Withdrawal and does not reduce the amount of permitted Withdrawals from the Covered Asset Pool each Certificate Year. Any Advisory Fees deducted from your Covered Asset Pool cannot exceed 1% of the Covered Asset Pool Value annually. If your RIA charges an Advisory Fee that is greater than the maximum allowed, you must arrange to pay the amount in excess of the maximum from a separate cash account you establish.

You are responsible for ensuring that payments you make from the Covered Asset Pool comply with the terms of the Certificate, including the Advisory Fee election you made on or prior to the Certificate Date and the maximum Advisory Fee permitted by that election. If you chose not to elect the Advisory Fee deduction and you pay the Advisory Fee from your Covered Asset Pool, your RIA must reinvest the full amount of the Advisory Fee back to the Account within five Business Days after receiving notification of non-compliance from us. If you chose to elect the Advisory Fee deduction and you pay an Advisory Fee that exceeds the 1% maximum, your RIA must reinvest the excess Advisory Fee back to the Account within five Business Days after receiving notification of non-compliance from us. Failure to reinvest unauthorized Advisory Fees will be treated as a Withdrawal, which could (1) trigger the Lock-In Date, (2) reduce the amount of permitted Withdrawals from the Covered Asset Pool in the Certificate Year, and (3) contribute to an Excess Withdrawal that reduces the Coverage Base on a pro rata basis.

Free Look Period

After you purchase and receive the Certificate, you are given a “Free Look Period” of 10 calendar days (or longer, if required by applicable State law). If you provide written notice of cancellation within the free look period indicating that you wish to cancel the Certificate, the Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero. In addition, we will refund any Subscription Fees paid for the Certificate.

SECTION 2—RISK FACTORS

You should review and understand the following risk factors before purchasing the Certificate, in order to determine whether the Certificate is suited to your needs and goals.

You may never need to rely on the Coverage provided under the Certificate, because the Covered Asset Pool may perform sufficiently well.

The Certificate includes several restrictions, including restrictions on what investments are permitted as part of the Covered Asset Pool and on the amount of Withdrawals you may make without reducing your Coverage Base and Coverage Amount. These requirements are designed to reduce the risk that we will be required to make Coverage Amount payments to you from our assets. These restrictions also might increase the likelihood that your Covered Asset Pool will perform sufficiently well, such that there will be Covered Asset Pool Value available to fund your desired Withdrawals, and you therefore will not need to rely on the Coverage. If the value of the Account assets is never reduced to zero, the Company’s payment obligations under the Certificate will not be triggered, and you will have paid the Subscription Fee without having received any benefit payments.

The date you start taking Withdrawals from your Covered Asset Pool may impact the amounts you receive under the Certificate. The longer you wait to set the Lock-In Date, the less likely you will benefit fully from the Coverage guarantee, because of decreasing life expectancy as you age. You also will be paying for a benefit you are not using. On the other hand, the longer you wait to set the Lock-In Date, the more opportunities you will have to increase your Covered Asset Pool through the operation of the Automatic Step-Up. You should, of course, carefully consider when to set the Lock-In Date and begin making Withdrawals, but there is a risk that you will not begin making Withdrawals at the most financially opportune time.

You should also remember that Subscription Fees start accruing on the Certificate Date, even if you do not begin taking Withdrawals from your Covered Asset Pool for many years, or ever, and whether or not we make Coverage Amount payments to you from our assets. If you choose never to take Withdrawals, and/or if you never receive any payment of the Coverage Amount from our assets, you will not receive a refund of the Subscription Fees you have paid. In addition, if you choose to deduct the Advisory Fee from the Covered Asset Pool, Your Subscription Fee will be higher. The higher Subscription Fee does not offset any portion of your Advisory Fee. The Company is not a party to the Advisory Fee. The Advisory Fee, if any, is solely between the Certificate Owner and the RIA.

You may die before the Covered Asset Pool is reduced to zero.

If you (or you and your Spouse under a joint life Certificate) die before the Covered Asset Pool is reduced to zero, neither you nor your estate will ever receive any payments of the Coverage Amount from our assets. Instead, the source of any amounts you may have withdrawn will have been your own contributions (adjusted for investment performance). The Certificate does not have any cash value, surrender value, or provide a death benefit.

Furthermore, even if you begin to receive payments of the Coverage Amount from our assets, you may die before receiving an amount equal to or greater than the amount you have paid in Subscription Fees.

You may make Excess Withdrawals which will reduce, and may even terminate, the benefits available under the Certificate.

Due to the long-term nature of the Certificate guarantee, there is a risk that you may encounter a financial situation in which you need to make Withdrawals in excess of the Coverage Amount. In addition, dividends and capital gains generated by the Covered Asset Pool that are distributed to you (i.e., not automatically reinvested) are considered Withdrawals from the Covered Asset Pool, and may contribute to an Excess Withdrawal to the extent they exceed the Coverage Amount when added to other Withdrawals you have taken that Certificate Year. Excess Withdrawals will reduce your Coverage Base and Coverage Amount (by an amount that could be substantially more than the actual dollar amount of the Withdrawal), which in turn will reduce the amount of, or even eliminate, any future payments that you would otherwise receive. We will notify you of any Withdrawal from your Account that we consider an Excess Withdrawal. If you do not follow the procedure for Inadvertent Partial Withdrawals thereafter, it will be treated as an Excess Withdrawal. Please see “Excess Withdrawals” in Section 3—Description of the Certificate.

Also, please keep in mind that for any Withdrawal that you make from your Account, federal and state income taxes will apply, and if the Withdrawal is from a Qualified Account, a 10% federal tax penalty may also apply if you have not yet reached age 59 1/2.

We have a right to increase the Subscription Fee upon reallocation of your Investments.

Each Asset Allocation Tier has investment requirements that impose limitations on exposure to certain asset class categories, such as equity investments. If you change your investment allocations and remain within the requirements of your current Asset Allocation Tier, your Subscription Fee will not change. However, if you change your investment allocations to a different Asset Allocation Tier after the Certificate Date, We will increase (subject to a maximum) or decrease the Subscription Fee to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan.

You may cancel the Certificate prior to a severe market downturn.

If you cancel the Certificate, our obligation to pay the Coverage Amount to you ceases. If you were to cancel your Certificate prior to a severe market downturn, you would not receive any payments of the Coverage Amount. There, you would have foregone the benefit of our Coverage in a market scenario in which such Coverage would be of significant value to you.

Your investments may experience a higher return if you were not subject to the Certificate’s investment requirements.

Only certain investments are available under the Certificate. The permitted assets may be managed in a more conservative fashion than other investments available to you. These investment requirements are designed to minimize the risk to the Company that we will be required to pay lifetime benefits by reducing the likelihood your Covered Asset Pool Value will drop to zero. If you were not subject to the investment constraints dictated by the Certificate, you might instead purchase other investments (such as other mutual funds) that experience higher growth or lower losses, than the permitted assets. You should consult your financial professional to assist you in determining whether the permitted assets are suited for your financial needs and risk tolerance. Of course, if you were to reallocate or transfer the investments in your Account so that you are no longer invested in the permitted assets, we terminate your Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

Your investments may experience a higher return without the Certificate Coverage.

We charge a Subscription Fee for Coverage under the Certificate, which will reduce your assets that are invested. If you did not have to pay the Subscription Fee, those funds would be available for investment and could increase due a positive investment return. This potential growth could be greater than the benefits you receive under the Certificate Coverage.

A low interest rate environment may reduce the additional benefit features of your Coverage Plan in comparison to a less expensive Coverage Plan.

The interest rate environment can have a significant effect on the differences between the Coverage Plans. The CorePlus X Coverage Plan includes a benefit feature that provides a positive adjustment to your Payment Percentage each Certificate Year based on the Ten Year Constant Maturity US Treasury Rate. When interest rates are lower, the Ten Year Constant Maturity US Treasury Rate adjustment applied under the CorePlus X Coverage Plan may be insignificant or even zero. This means that you may pay the higher Subscription Fee associated with the CorePlus X Coverage Plan without a positive adjustment to your Payment Percentage in Certificate Years where the Ten Year Constant Maturity US Treasury Rate is low. The current historically low interest rate environment has caused the Ten Year Constant Maturity US Treasury Rate to be low for an extended period of time. If these historically low interest rates persist, you could pay the higher Subscription Fee associated with the CorePlus X Coverage Plan without the benefit of a positive adjustment to your Payment Percentage.

Your receipt of any benefits under the Certificate is subject to our financial strength and claims paying ability.

The Certificate is not a separate account product. This means that the assets supporting the Certificate are not held in a segregated account for the exclusive benefit of Certificate Owners. Rather, payments of the Coverage Amount we make when the Covered Asset Pool Value is zero come from our general account, which is not insulated from the claims of other policyholders and our creditors. Thus, your receipt of payments from us is subject to our claims paying ability. You may obtain information on our financial condition by reviewing our financial statements and other financial information, which appear later in this prospectus. For further information, refer to Section 7 — Midland National Life Insurance Company.

You should be aware of the various regulatory protections that do and do not apply to the Certificate.

The offer and sale of your Certificate has been registered in accordance with the Securities Act of 1933. We are not an investment advisor and do not provide investment advice to you in connection with the Certificate or your Account. We also are not an investment company and therefore we are not registered under the Investment Company Act of 1940, as amended, and the protections provided by the Investment Company Act of 1940 are not applicable with respect to your Certificate.

You should be aware of the governing law with regard to the Certificate.

The Certificate is issued under a master contract. Therefore, the Certificate will be governed by and construed in accordance with the laws of the state it is issued in, and the obligations, rights and remedies of the Certificate Owner and/or Covered Person thereunder will be determined in accordance with such laws.

We may cancel the Certificate, and make no payments of the Coverage Amount, if assets in your Account fail to meet the investment requirements, or if you do not provide us with information necessary to monitor the investments of your Covered Asset Pool.

You are required to invest assets in your Covered Asset Pool in accordance with either a Model Portfolio or a Restricted Asset Allocation Portfolio. If ineligible investments are added to the Covered Asset Pool and/or the allocations of the Covered Asset Pool deviates from our prescribed investment requirements due to investment performance and is not rebalanced pursuant to our time requirements discussed later in this prospectus, we will send a notice of non-compliance to you and your RIA and you will have five Business Days from mailing of the notice to bring the Covered Asset Pool into compliance. If you fail to do so, the Company will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

We may change the assets permissible under the Coverage, and you may have to rebalance your assets or the Certificate will be terminated.

We may change the requirements for the assets permitted in the Covered Asset Pool at any time, upon five Business Days’ notice. If we notify you of such a change, you must re-allocate assets within the Covered Asset Pool in accordance with the new requirements or your Certificate will be terminated, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero. In addition, complying with new investment requirements could entail payment of higher fees on those investments, and also may have adverse tax implications.

We may cancel the Certificate if the Subscription Fee is not paid.

If we do not receive the Subscription Fee by the due date, we will send a late notice. The Certificate will be terminated, and the Coverage Amount will no longer be guaranteed and no payments will be made (including if the Covered Asset Pool Value were to drop to zero), if we do not receive the Subscription Fee after five Business Days from mailing of the late notice.

We may remove a Financial Institution from our list of approved Financial Institutions and you may have to move your Account to an approved Financial Institution or the Certificate may be terminated.

We may remove a Financial Institution from our list of approved Financial Institutions at any time. Please note that if we remove a Financial Institution from our list of approved Financial Institutions, you must maintain compliance with the terms of the Certificate and move your Account to an approved Financial Institution. Your Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made (including if the Covered Asset Pool Value were to drop to zero), unless you (i) move your Account to an approved Financial Institution within 90 calendar days of the date we send notice of disapproval, (ii) maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times, and (iii) comply with all other applicable terms of the Certificate.

In addition, your Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made (including if the Covered Asset Pool Value were to drop to zero), if the Financial Institution is the custodian or sponsor of your IRA, or the custodian or trustee of another Qualified Account and that custodian/sponsor/trustee discontinues its services unless (i) you replace the custodian/sponsor/trustee within 90 calendar days of discontinuance of service, (ii) maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times, and (iii) comply with all other applicable terms of the Certificate.

You have the right to move your Account to another Financial Institution from our list of approved Financial Institutions at any time, provided you maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times and comply with all other applicable terms of the Certificate. Different Financial Institutions may assess different fees and charges for their services. If you transfer your Account to another Financial Institution, you may be subject to higher fees and charges associated with maintaining your Account.

If your RIA is affiliated with your Financial Institution, a change in your Financial Institution may necessitate a change in your RIA as well. You also have the right to change your RIA at any time, provided you remain the client of an RIA at all times. Different RIAs may charge different Advisory Fees. If you change your RIA, you may be subject to higher Advisory Fees associated with their services.

Your payment of the Subscription Fee and/or the Advisory Fee from a Qualified Account may have tax consequences and affect the benefits provided under your Certificate.

There may be tax consequences if you elect to liquidate assets in your Qualified Account to pay the Subscription Fee and/or the Advisory Fee. A 10% federal tax penalty may also apply if you have not yet reached age 59 1⁄2. You should consult your tax advisor before doing so. You should consult your tax advisor, and financial advisor before purchasing a Certificate.

SECTION 3—DESCRIPTION OF THE CERTIFICATE

Introduction to the Certificate

The Certificate is available in connection with Accounts held outside any formal retirement arrangement (i.e., Nonqualified Accounts). The Certificate is also available in connection with Qualified Accounts. The Certificate is offered to individuals who own certain financial assets in an Account maintained at a Financial Institution.

The Certificate is designed to protect investors who are concerned that, either because of Withdrawals (other than Excess Withdrawals) or poor market performance, or both, their Covered Asset Pool may be depleted during their lifetime. In other words, the Certificate provides a limited form of insurance against outliving your assets.

If you comply with the conditions of the Certificate, we will provide to you a guaranteed level of annual income for life, even upon the Covered Asset Pool Value declining to zero. While your Covered Asset Pool Value is greater than zero, this income is in the form of Withdrawals of the Coverage Amount you may take each Certificate Year. If your Covered Asset Pool Value drops to zero, we will issue an immediate annuity to you that will provide lifetime fixed annuity payments of the final Coverage Amount to the Annuitant(s).

Note: There are three important dates to keep in mind relevant to the operation of the Certificate:

(1)	The Certificate Date: The date on which we issue the Certificate to the Certificate Owner. On the Certificate Date, the Coverage Base is set equal to the Certificate Owner’s Covered Asset Pool Value.

(2)	Lock-In Date: The date the initial Coverage Amount is set. The Certificate Owner sets the Lock-In Date when he/she makes the first Withdrawal after Attained Age 60.

(3)	If applicable, the date on which the Covered Asset Pool Value is reduced to zero other than by an Excess Withdrawal. At that point, payments of the Coverage Amount would be made from our assets.

Coverage Plans

You must choose from among three Coverage Plans – the Core Coverage Plan, the CorePlus Coverage Plan and the CorePlus X Coverage Plan. The Coverage Plans differ primarily with regard to (a) the amount of the Subscription Fee, and (b) the impact of the Coverage Plan on the Payment Percentage in certain scenarios. At or prior to the Certificate Date, you must choose (a) one of the three Coverage Plans, (b) whether your Advisory Fee is to be deducted from the Covered Asset Pool or instead taken from some other source, and (c) the Asset Allocation Tier in which your Covered Asset Pool will be invested.

After the Certificate Date, you can change your investment allocations, subject to our investment requirements If you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, the applicable Subscription Fee will be applied to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan. After the Certificate Date, you cannot change your Coverage Plan or Advisory Fee election.

For each Coverage Plan, the Payment Percentage is set on the Lock-In Date, and is used to calculate the Coverage Amount. The Payment Percentage goes up with increased Covered Person Attained Age as of the first partial Withdrawal and with the number of full years since the Certificate Date. Payment Percentages are lower for Certificates with joint Covered Persons. The Payment Percentages for each Coverage Plan are summarized in the tables below.

With the Payment Percentages, please note that (a) for a single life Covered Person, the Attained Age refers to the age as of the last birthday immediately prior to the first partial Withdrawal taken after Attained Age 60 and (b) for a Certificate where there are joint Covered Persons, the Attained Age refers to the age as of the last birthday of the younger Covered Person immediately prior to the first partial Withdrawal taken after younger Covered Person Attained Age 60. The Payment Percentages described above apply to an individual Covered Person, and are reduced by 0.50% if there are joint Covered Persons.

Because the Payment Percentage is determined indirectly by the number of full years since the Certificate Date that the first partial Withdrawal has not been taken, the longer you wait to set the Lock-In Date, the higher your Coverage Amount can be. On the other hand, the longer you wait to set the Lock-In Date, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age.

If your Covered Asset Pool Value drops to zero before the Covered Person’s Attained Age 60 due to investment performance and fee deductions only (i.e., not due to Withdrawals), we will set the Lock-In Date on the day it goes to zero. If this occurs, we will determine your Payment Percentage as if the Covered Person’s Attained Age 60 as of the Lock-In Date.

The specific details of each Coverage Plan are as follows:

Core Coverage Plan

Core Coverage Plan is subject to all the Certificate rules other than those specifically indicated.

Core Coverage Plan Payment Percentages. The applicable Core Coverage Plan Payment Percentages are summarized in the table immediately below:

Core Coverage Plan

Payment Percentages for Certificate with Single Covered Person On Lock-In Date
Single Covered Person Attained Age at Time of First Partial Withdrawal	Time Since CDA Certificate Issue Date
	Less Than 5 Years	5 Years or More
60-64	3.50%	4.00%
65-74	4.50%	5.00%
75-79	5.00%	5.50%
80 and older	5.50%	6.00%

Payment Percentages for Certificate with Joint Covered Persons On Lock-In Date
Younger Joint Covered Person Attained Age at Time of First Partial Withdrawal	Time Since CDA Certificate Issue Date
	Less Than 5 Years	5 Years or More
60-64	3.00%	3.50%
65-74	4.00%	4.50%
75-79	4.50%	5.00%
80 and older	5.00%	5.50%

It is important to note that under the Core Coverage Plan, we reduce the Payment Percentage by 1% if the Covered Asset Pool Value drops to zero.

This means that if, due to partial Withdrawals and/or poor investment performance, your Covered Asset Pool Value drops to zero, we will calculate your Coverage Amount based on the applicable Payment Percentage shown in the table above, less 1%.

Core Coverage Plan Subscription Fee. As summarized in the following table, the Subscription Fee under the Core Coverage Plan varies, depending on (a) whether the Advisory Fee is permitted to be deducted from the Covered Asset Pool, and (b) the Asset Allocation Tier. Specifically:

Core Plan Subscription Fee

Advisory Fee Not Deducted from the Covered Asset Pool
Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.10%	2.00%
Tier B	1.30%	2.50%
Tier C	1.55%	2.50%

Advisory Fee Is Deducted from the Covered Asset Pool
Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.25%	2.00%
Tier B	1.45%	2.50%
Tier C	1.65%	3.00%

1

Your Subscription Fee is only subject to change if you change your investment allocations to a different Asset Allocation Tier after the Certificate Date. If you do so, your Subscription Fee will be increased or decreased to the then current Subscription Fee associated with your new Asset Allocation Tier. Any increase is subject to the maximum set forth in the table. You cannot change your Coverage Plan or Advisory Fee election after the Certificate Date. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date. However, the Advisory Fee deduction may not exceed 1% of the Covered Asset Pool Value.

CorePlus Coverage Plan

The CorePlus Coverage Plan is subject to all the Certificate rules other than those specifically indicated.

CorePlus Coverage Plan Payment Percentages. The applicable CorePlus Coverage Plan Payment Percentages are summarized in the table immediately below:

CorePlus Coverage Plan

Payment Percentages for Certificate with Single Covered Person On Lock-In Date
Single Covered Person Attained Age at Time of First Partial Withdrawal	Time Since CDA Certificate Issue Date
	Less Than 5 Years	5 Years or More
60-64	3.50%	4.00%
65-74	4.50%	5.00%
75-79	5.00%	5.50%
80 and older	5.50%	6.00%

Payment Percentages for Certificate with Joint Covered Persons On Lock-In Date
Younger Joint Covered Person Attained Age at Time of First Partial Withdrawal	Time Since CDA Certificate Issue Date
	Less Than 5 Years	5 Years or More
60-64	3.00%	3.50%
65-74	4.00%	4.50%
75-79	4.50%	5.00%
80 and older	5.00%	5.50%

Under the CorePlus Coverage Plan, we do NOT reduce the Payment Percentage by 1% if the Covered Asset Pool Value drops to zero. This means that if, due to partial Withdrawals and/or poor investment performance, your Covered Asset Pool Value drops to zero, we will calculate your Coverage Amount based on the applicable Payment Percentage shown in the table above, without adjustment.

CorePlus Coverage Plan Subscription Fee. As summarized in the following table, the Subscription Fee under the CorePlus Coverage Plan varies, depending on (a) whether the Advisory Fee is permitted to be deducted from the Covered Asset Pool, and (b) the Asset Allocation Tier. Specifically:

CorePlus Coverage Plan Subscription Fee

Advisory Fee Not Deducted from the Covered Asset Pool
Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.40%	2.50%
Tier B	1.65%	3.00%
Tier C	1.95%	3.50%

Advisory Fee Is Deducted from the Covered Asset Pool
Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.60%	2.50%
Tier B	1.85%	3.00%
Tier C	2.10%	3.50%

1

Your Subscription Fee is only subject to change if you change your investment allocations to a different Asset Allocation Tier after the Certificate Date. If you do so, your Subscription Fee will be increased or decreased to the then current Subscription Fee associated with your new Asset Allocation Tier. Any increase is subject to the maximum set forth in the table. You cannot change your Coverage Plan or Advisory Fee election after the Certificate Date. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date. However, the Advisory Fee deduction may not exceed 1% of the Covered Asset Pool Value.

CorePlus X Coverage Plan

The CorePlus X Coverage Plan is subject to all the Certificate rules other than those specifically indicated.

CorePlus X Coverage Plan Payment Percentages. The applicable CorePlus X Coverage Plan Payment Percentages are summarized in the table immediately below:

CorePlus X Coverage Plan

Payment Percentages for Certificate with Single Covered Person On Lock-In Date

Single Covered Person Attained Age at Time of First Partial Withdrawal	Time Since CDA Certificate Issue Date
	Less Than 5 Years	5 Years or More
60-64	3.50%	4.00%
65-74	4.50%	5.00%
75-79	5.00%	5.50%
80 and older	5.50%	6.00%

Payment Percentages for Certificate with Joint Covered Persons On Lock-In Date

Younger Joint Covered Person Attained Age at Time of First Partial Withdrawal	Time Since CDA Certificate Issue Date
	Less Than 5 Years	5 Years or More
60-64	3.00%	3.50%
65-74	4.00%	4.50%
75-79	4.50%	5.00%
80 and older	5.00%	5.50%

Importantly, under the CorePlus X Coverage Plan, the Payment Percentage, as established on the Lock-In Date based on the age of the Certificate Owner, is eligible for a positive adjustment based on the Ten Year Constant Maturity US Treasury Rate as of the last Business Day of the prior Certificate Year, as shown:

Core Plus X Coverage Plan Payment Percentage Adjustment
If the Ten Year Constant Maturity US Treasury Rate Was:	0.00% to less than 4.00%	4.00% to less than 4.50%	4.50% to less than 5.50%	5.50% to less than 6.5%	6.5%+

For Issue Age <65, we will increase your Payment Percentage by:	0.00%	0.00%	0.50%	1.00%	1.50%
For Issue Age 65+, we will increase your Payment Percentage by:	0.00%	0.50%	1.00%	1.50%	2.00%

The interest rate environment can have a significant effect on the differences between the Coverage Plans. When interest rates are lower, the Ten Year Constant Maturity US Treasury Rate adjustment applied under the CorePlus X Coverage Plan may be insignificant or even zero, as shown in the table above. This means that you may pay the higher Subscription Fee associated with the CorePlus X Coverage Plan without a positive adjustment to your Payment Percentage in Certificate Years where the Ten Year Constant Maturity US Treasury Rate is low.

Under the adjustment based on the Ten Year Constant Maturity US Treasury Rate, at the beginning of each Certificate Year, we identify the value of the Ten Year Constant Maturity US Treasury Rate as of the last Business Day of the prior Certificate Year. The Coverage Amount for each new Certificate Year is equal to the Coverage Base multiplied by the Payment Percentage established on the Lock-In Date plus any adjustment based on the Ten Year Constant Maturity US Treasury Rate as of the last Business Day of the prior Certificate Year. We apply the same adjustment to determine the Coverage Amount when the Covered Asset Pool Value drops to zero.

For example, assume the Issue Age is 64 and the Payment Percentage at the Lock-In Date is 3.5%. Assume the Ten Year Constant Maturity US Treasury Rate is 4.5% on the last Business Day of the prior Certificate Year. At this level, the Ten Year Constant Maturity US Treasury Rate adjustment is 0.5%, so the adjusted Payment Percentage is 4.0% (3.5% plus 0.5%) for that year. One year later, assume the Ten Year Constant Maturity US Treasury Rate is 3.3%. At this level, the Ten Year Constant Maturity US Treasury Rate adjustment is 0%, so the adjusted Payment Percentage is 3.5% (3.5% plus 0%) for that year. Assume that the Covered Asset Pool Value drops to zero and the Ten Year Constant Maturity US Treasury Rate is 3.3% on the last Business Day of the prior Certificate Year. Because the Covered Asset Pool Value has dropped to zero, there will be a final adjustment using the Ten Year Constant Maturity US Treasury Rate. At this level, the Ten Year Constant Maturity US Treasury Rate adjustment remains 0%, so the adjusted Payment Percentage is 3.5% (3.5% plus 0%). This is the adjusted Payment Percentage that will be used to issue the immediate annuity, which will provide the fixed lifetime annuity payments to the Annuitant(s).

CorePlus X Coverage Plan Subscription Fee. As summarized in the following table, the Subscription Fee under the CorePlus X Coverage Plan varies, depending on (a) whether the Advisory Fee is permitted to be deducted from the Covered Asset Pool, and (b) the Asset Allocation Tier. Specifically:

CorePlus X Coverage Plan Subscription Fee

Advisory Fee Not Deducted from the Covered Asset Pool

Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.60%	2.50%
Tier B	1.90%	3.00%
Tier C	2.20%	3.50%

Advisory Fee Is Deducted from the Covered Asset Pool

Asset Allocation	Current Subscription Fee Percentage	Maximum Subscription Fee Percentage1
Tier A	1.80%	2.50%
Tier B	2.05%	3.00%
Tier C	2.30%	3.50%

[1]

Your Subscription Fee is only subject to change if you change your investment allocations to a different Asset Allocation Tier after the Certificate Date. If you do so, your Subscription Fee will be increased or decreased to the then current Subscription Fee associated with your new Asset Allocation Tier. Any increase is subject to the maximum set forth in the table. You cannot change your Coverage Plan or Advisory Fee election after the Certificate Date. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date. However, the Advisory Fee deduction may not exceed 1% of the Covered Asset Pool Value.

For all Coverage Plans, if the Covered Asset Pool drops to zero, the Company will calculate your Coverage Amount, based on Payment Percentage that applies to your Coverage Plan, and issue an immediate annuity with fixed payments in equal installments for the life of the Annuitant(s). If there is more than one Annuitant, payments will continue until the death of the second Annuitant. The immediate annuity payment amounts will be based on the final Coverage Amount under the Certificate. Upon issuing the immediate annuity, your Certificate and all its terms (including the Subscription Fee) are terminated.

Purchasing the Certificate

On the date you purchase the Certificate, all of the following must be true:

•	The Covered Asset Pool Value held in your Account must be at least $50,000 and not more than $2 million. Contributions in excess of $2 million must be pre-approved by us.

•	You must comply with the applicable Covered Asset Pool investment requirements.

•

For a sole owner of the Certificate, the owner must be younger than age 80 on the Certificate Date. Joint owners of the Certificate must be spouses as defined under federal law, and each must be younger than age 80 on the Certificate Date.

•

In the case of a single Certificate Owner where the owner and the owner’s spouse are Covered Persons, the owner’s spouse must be younger than age 80. We may require due proof of age before issuing the Certificate. If there are two Covered Persons and the Certificate is purchased through a Qualified Account, the age difference between the spouses must not exceed 10 years. This 10 year age difference restriction does not apply to Certificates purchased through Nonqualified Accounts.

To purchase the Certificate, you must complete an application form. Application forms are available through financial professionals. Your application form is subject to our approval. We may refuse to issue a Certificate at any time in our sole discretion.

If your application is accepted and the Certificate is issued, then you are given a free look period during which you may cancel the Certificate. The free look period begins upon your receipt of the Certificate and ends 10 calendar days thereafter (or such longer period that your state may require). To cancel the Certificate during the free look period, you must provide the Company with written notice within the 10 day period. If you cancel the Certificate during the free look period, we will refund any Subscription Fees paid.

Coverage Base

It is important to remember that the Coverage Base is used only in calculating your Coverage Amount. It is not a cash value of the Certificate. The Certificate has no cash value, and the Coverage Base cannot be withdrawn (although it may increase or decrease as indicated below). It also is not a guarantee of the value of any assets held within your Account.

On the Certificate Date, the Coverage Base is set equal to the Certificate Owner’s Covered Asset Pool Value.

Example 1:

Assume that you purchase the Certificate and at that time, you have $100,000 invested in the Covered Asset Pool through your Account. Your initial Coverage Base on the Certificate Date is $100,000.

Coverage Base Increases – Automatic Step-Ups

The Coverage Base will increase in two circumstances:

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First, Subsequent Contributions increase the Coverage Base dollar-for-dollar. Qualified Account contributions are subject to limitations under the Code. Subsequent Contributions can only be made within the first twelve months after the Certificate Date, provided no partial Withdrawals have been taken.

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Second, on each Certificate Anniversary prior to the date on which the maximum Coverage Base is reached, we will compare the Coverage Base to the Covered Asset Pool Value at the end of the previous Business Day. If the Covered Asset Pool Value is greater than the Coverage Base, then the Coverage Base will be stepped-up (i.e., increased) automatically to equal the Covered Asset Pool Value. Automatic Step-Ups can occur before and after the Lock-In Date, until the maximum Coverage Base is reached. After the maximum Coverage Base is reached, no Automatic Step-Ups will occur, even if the Coverage Base is later reduced below the maximum Coverage Base (e.g., as a result of Excess Withdrawals).

In general, the Covered Asset Pool Value increases each time you make a permitted Subsequent Contribution and decreases each time you make a Withdrawal. The Covered Asset Pool Value may also increase or decrease based on “market fluctuations,” (e.g., changes in the value of the fund shares held in the Covered Asset Pool).

Example 2:

Assume that your Coverage Base and Covered Asset Pool are both valued at $100,000, and that you make a Subsequent Contribution of $25,000 within the first twelve months after the Certificate Date. Upon making the Contribution, your Coverage Base and your Covered Asset Pool will each increase to $125,000.

Assume that on the next Certificate Anniversary, your Covered Asset Pool Value has decreased to $120,000, due to market declines. Your Coverage Base will remain at $125,000.

The sum of the initial Contribution and any Subsequent Contributions may not exceed the maximum total Contributions of $2 million without our prior approval. Where the Covered Person consists of spouses, the $2 million limit remains the same—it is not increased on account of the additional Covered Person. Also, if you own multiple Certificates, a single $2 million limit will apply across all of your Certificates. Regardless of the limit on Contributions noted above, we may suspend Subsequent Contributions at any time by providing written notice.

Coverage Base Decreases

Your Coverage Base is the sum of all Contributions, adjusted for any Excess Withdrawals taken and any Automatic Step-Ups applied. Contribution amounts are not adjusted thereafter for investment performance of the assets, for deductions of the Annual Fee Allowance, or for subsequent partial Withdrawals other than Excess Withdrawals. Therefore, a reduction in your Covered Asset Pool Value will not, by itself, reduce your Coverage Base. Your Covered Asset Pool Value may be reduced by poor investment performance of the assets, by deductions of the Annual Fee Allowance, or by subsequent partial Withdrawals (including Excess Withdrawals). However, only Excess Withdrawals will have the effect of reducing your Coverage Base.

Withdrawals in a Certificate Year that, in total, are less than or equal to the Coverage Amount (or RMD, if greater) do not reduce the Coverage Base. We will notify you of any Withdrawal from your Account that we consider an Excess Withdrawal. If you do not follow the procedure for Inadvertent Partial Withdrawals thereafter, it will be treated as an Excess Withdrawal. First, within five Business Days after the Withdrawal, you must notify us of your intent to reinvest the withdrawn proceeds in the Covered Asset Pool. Written notice can be sent to our Customer Service Center at 222 South First Street, Suite 600, Louisville, KY 40202 or via fax at (502) 882-6040. Second, within five Business Days after we receive your notice, the withdrawn proceeds must be returned to the Covered Asset Pool. If you follow the process, we will treat the amount as an Inadvertent Partial Withdrawal, and it will not be considered an Excess Withdrawal or reduce the Coverage Base.

Excess Withdrawals in a Certificate Year that are greater than the Coverage Amount (or RMD, if greater) will cause a pro rata reduction to the Coverage Base according to the following formula:

Coverage Base After Excess Withdrawal =

Coverage Base Before Excess Withdrawal * [1 – Excess Withdrawal Amount / Covered Asset Pool Value (Before Excess Withdrawal)]

Example 3:

Assume that your Coverage Base Value and Covered Asset Pool Value are both valued at $100,000 before making a withdrawal, and then you make a subsequent partial Excess Withdrawal of $2,000. Upon making this partial Excess Withdrawal your Coverage Base will be reduced to $98,000 = $100,000 * (1—$2,000 / $100,000). Since the Coverage Base and Covered Asset Pool value are both $100,000 prior to the partial Excess Withdrawal, the Coverage Base Value reduces by $2,000, the same dollar amount of the partial Excess Withdrawal amount.

Example 4:

Assume that your Coverage Base Value is $150,000 and Covered Asset Pool Value is valued at $100,000 before making a withdrawal, and then you make a subsequent partial Excess Withdrawal of $2,000. Upon making this partial Excess Withdrawal your Coverage Base will be reduced to $147,000 = $150,000 * (1 - $2,000 / $100,000). Since the Coverage Base is greater than the Covered Asset Pool at the time of the partial Excess Withdrawal, the Coverage Base Value is reduced by $3,000, more than the partial Excess Withdrawal amount.

Example 5:

Assume that your Coverage Base Value is $90,000 and Covered Asset Pool Value is valued at $100,000 before making a withdrawal, and then you make a subsequent partial Excess Withdrawal of $2,000. Upon making this partial Excess Withdrawal your Coverage Base will be reduced to $88,200 = $90,000 * (1 - $2,000 / $100,000). Since the Coverage Base is less than the Coverage Asset Pool value at the time of the partial Excess Withdrawal, the Coverage Base Value is reduced by $1,800, less than the partial Excess Withdrawal amount.

If an Excess Withdrawal reduces the Covered Asset Pool Value to zero, the Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made. Please see “Excess Withdrawals” in Section 3—Description of the Certificate.

If the Certificate Owner withdraws less than the Coverage Amount from the Covered Asset Pool in a Certificate Year, the unused portion cannot be carried over to the next Certificate Year.

Coverage Amount

Prior to the Lock-In Date, the Coverage Amount is equal to zero. Starting on and after the Lock-In Date, the Coverage Amount is calculated each Certificate Year. For a Certificate Owner of a Nonqualified Account, the Coverage Amount is the amount that may withdraw each Certificate Year from the Covered Asset Pool for the lifetime of the Covered Person, without reducing the Coverage Amount in future years. With respect to Qualified Accounts, each Certificate Year the Certificate Owner may withdraw the greater of the Coverage Amount or the RMD. Withdrawals of the Coverage Amount (or RMDs, if greater) are not treated as Excess Withdrawals. If during any Certificate Year less than the full Coverage Amount is withdrawn, the remaining amount may not be carried over into any future Certificate Year.

The Payment Percentage is set on the Lock-In Date and is based on the Coverage Plan you elect. The Payment Percentage, in turn, is used to determine the Coverage Amount. Specifically:

(a)	For the Core Coverage Plan and CorePlus Coverage Plan, the Coverage Amount will equal the Coverage Base multiplied by the applicable Payment Percentage; and

(b)

For the CorePlus X Coverage Plan, the Coverage Amount will equal the Coverage Base multiplied by the [Payment Percentage established on the Lock-In Date plus any adjustment based on the Ten Year Constant Maturity US Treasury Rate as of the last Business Day of the prior Certificate Year]

If due to such partial Withdrawals and/or poor investment performance your Covered Asset Pool Value drops to zero, we will calculate your final Coverage Amount in a way that varies among the three Coverage Plans. Specifically:

(a)	For the Core Coverage Plan, the final Coverage Amount will equal the Coverage Base multiplied by the [Payment Percentage established on the Lock-In Date less 1.00%]; and

(b)	For the CorePlus Coverage Plan, the final Coverage Amount will equal the Coverage Base multiplied by the Payment Percentage established on the Lock-In Date; and

(c)

For the CorePlus X Coverage Plan, the final Coverage Amount will equal the Coverage Base multiplied by the [Payment Percentage established on the Lock-In Date plus any adjustment based on the Ten Year Constant Maturity US Treasury Rate as of the last Business Day of the prior Certificate Year]

If your Covered Asset Pool Value drops to zero, the Company will terminate your Certificate and issue an immediate annuity to the Certificate Owner, where the amount of the immediate annuity payments equals the final Coverage Amount. The immediate annuity will be a life annuity with fixed payments made at any interval that we offer (e.g., monthly). Payments will be made until the death of the Annuitant(s). If there is more than one Annuitant, payments will continue until the death of the second Annuitant. Please note that the Federal income tax treatment of payments received under the immediate annuity may vary from the tax treatment accorded to Withdrawals under the Certificate. Please see TAX CONSIDERATIONS in that regard.

If your Covered Asset Pool drops to zero due to an Excess Withdrawal, we will terminate your Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made.

Calculation of the Coverage Amount ON the Lock-In Date

At the Lock-In Date, we calculate the initial Coverage Amount by multiplying the Coverage Base by the applicable Payment Percentage as of the Lock-In Date. If, for example, your Payment Percentage is 3.0%, then you may withdraw up to 3.0% of the Coverage Base every Certificate Year from your Covered Asset Pool without causing an Excess Withdrawal and reducing the benefits guaranteed to you by the Certificate. Deduction of the Annual Fee Allowance does not reduce the Coverage Base.

Example 6:

A 65 year old Certificate Owner whose Certificate was issued six years ago takes a first partial Withdrawal of $2,000 from the Covered Asset Pool. At the time of the partial Withdrawal the Coverage Base is $100,000. This Withdrawal sets the Lock-in Date and the Payment Percentage is set at 5% and has a Coverage Amount for the current Certificate Year of $5,000 (5% of $100,000), so the Certificate Owner may withdraw an additional $3,000 ($5,000 Coverage Amount - $2,000 first partial Withdrawal) during the Certificate Year under the CDA coverage. On the following Certificate Anniversary, the Covered Asset Pool Value increases to $125,000 due to positive investment performance. This is greater than the current Coverage Base, so there will be an Automatic Step-Up of the Coverage Base to $125,000. For this Certificate Year, the Coverage Amount is 5% (the Payment Percentage set on Lock-in Date) of $125,000 (the Coverage Base after the Automatic Step-Up), or $6,250.

Example 7:

A 65 year old Certificate Owner whose Certificate was issued four years ago takes a first partial Withdrawal of $2,000 from the Covered Asset Pool. At the time of the partial Withdrawal the Coverage Base is $100,000. This withdrawal sets the Lock-in Date and the Payment Percentage is set at 4.5% and has a Coverage Amount for the current Certificate Year of $4,500 (4.5% of $100,000), so the Certificate Owner may withdraw an additional $2,500 ($4,500 Coverage Amount - $2,000 first partial Withdrawal) during the Certificate Year under the CDA coverage. On the following Certificate Anniversary, the Covered Asset Pool Value drops to $75,000 due to poor investment performance. This is less than the current Coverage Base, so there will be no Automatic Step-Up of the Coverage Base. For this Certificate Year, the Coverage Base will remain $100,000 and the Coverage Amount will remain $4,500.

Example 8:

A 55 year old Certificate Owner whose Certificate was issued six years ago takes a first partial Withdrawal of $2,000 from the Covered Asset Pool. At the time of the partial Withdrawal the Coverage Base Value is $100,000. This Withdrawal does not set the Lock-in Date because the Certificate Owner is under Attained Age 60 at the time of the first partial Withdrawal, so the Payment Percentage is not set and the entire $2,000 partial Withdrawal is treated as an Excess Withdrawal. In addition, if the Certificate was issued under a Qualified Account, there may be adverse tax consequences including a 10% federal tax penalty.

Example 9:

A 79 year old Certificate Owner whose Certificate was issued one month ago takes a first partial Withdrawal of $2,000 from the Covered Asset Pool. At the time of the partial Withdrawal the Coverage Base Value is $100,000. This Withdrawal sets the Lock-in Date and the Payment Percentage is set at 5% and has a Coverage Amount for the current Certificate Year of $100,000 * 5% = $5,000, so the Certificate Owner may withdraw an additional $3,000 = $5,000 - $2,000 during the Certificate Year under the CDA coverage. In addition, the Certificate Owner will not be able to make Subsequent Contributions after the Lock-In Date.

Calculation of the Coverage Amount AFTER the Lock-In Date

After the Lock-In Date, the Coverage Amount can be increased by an Automatic Step-Up. After the Lock-In Date, even if the Lock-In Date occurs during the first 12 months after the Certificate Date, Subsequent Contributions are not allowed and will not increase the Coverage Amount.

With regard to the Automatic Step-Up, on the last Business Day of each Certificate Anniversary prior to such time that the maximum Coverage Base is reached, we compare the Covered Asset Pool Value to the Coverage Base. If on that Certificate Anniversary, the Covered Asset Pool Value exceeds the Coverage Base, we automatically increase the Coverage Base to equal that greater amount. On the last Business Day of the Certificate Anniversary, we will ensure that all transactions effected on that Business Day (e.g., deduction of the Advisory Fee or the Subscription Fee, or a partial Withdrawal) are reflected in the Covered Asset Pool Value prior to making that comparison and effectuating the Automatic Step-Up.

Example 10:

A 65 year old Certificate Owner whose Certificate was issued six years ago has total Contributions of $70,000 and takes a first partial Withdrawal of $2,000 from the Covered Asset Pool. At the time of the partial Withdrawal the Coverage Base is $100,000. This Withdrawal sets the Lock-in Date and the Payment Percentage is set at 5% and has a Coverage Amount for the current Certificate Year of $5,000 = 5% * $100,000, so the Certificate Owner may withdraw an additional $3,000 ($5,000 Coverage Amount - $2,000 first partial Withdrawal) during the Certificate Year under the CDA coverage.

Example 11:

Same Certificate as in Example 10 above, the next Certificate Anniversary the Covered Asset Pool Value is $125,000, which is greater than the current Coverage Base ($100,000), so there will be an Automatic Step-Up of the Coverage Base to $125,000. For this Certificate Year, the Coverage Amount is increased to 5% (the Payment Percentage set on Lock-in Date) * $125,000 (the Coverage Base after the Automatic Step-Up) = $6,250.

Example 12:

Same Certificate as in Examples 10 and 11 above, the next Certificate Anniversary the Covered Asset Pool Value is $95,000, which is less than the current Coverage Base ($125,000), so there will be no Automatic Step-Up of the Coverage Base. For this Certificate Year, the Coverage Base will remain $125,000 and the Coverage Amount will remain $6,250.

Example 13:

Same Certificate as in Examples 10, 11 and 12 above, the next Certificate Anniversary the Covered Asset Pool Value is $195,000, which is greater than the current Coverage Base ($125,000), so there will be an Automatic Step-Up of the Coverage Base. The maximum Coverage Base is $175,000 (250% of the $70,000 total Contributions). In this case, the Covered Asset Pool Value of $195,000 exceeds the maximum Coverage Base of $175,000, so the Coverage Base after the Automatic Step-Up will be $175,000. For this Certificate Year, the Coverage Amount is increased to $8,750 (5% of $175,000). Since the Certificate Coverage Base is at the maximum Coverage Base, there will be no more Automatic Step-Ups available on future Certificate Anniversary dates for this Certificate.

If after the Lock-In Date the Covered Asset Pool Value drops to zero, we re-calculate the Coverage Amount, using a Payment Percentage that is equal to the Payment Percentage that was used to determine the original Coverage Amount, less 1.00% (for the Core Coverage Plan). Under that scenario, the Company will discharge its payment obligations by issuing an immediate annuity to the Certificate Owner, where the immediate annuity payments equal the re-calculated Coverage Amount. The immediate annuity will be a life annuity, making fixed payments at one of the payment intervals that we offer (e.g., monthly). Payments will be made until the death of the Annuitant(s). If there is more than one Annuitant, payments will continue until the death of the second Annuitant. Please note that the Federal income tax treatment of payments received under the immediate annuity may vary from the tax treatment accorded to Withdrawals under the Certificate. Please see “Section 6—Tax Considerations” in that regard.

In general, Withdrawals that you make above the Coverage Amount (including deductions in excess of the Annual Fee Allowance), in any Certificate Year have the potential to significantly decrease and even terminate the benefits provided by the Certificate.

Excess Withdrawals

Excess Withdrawals are the amount of Withdrawal(s) from the Covered Asset Pool that exceed the amount allowed for that Certificate Year.

Withdrawals Prior to Covered Person Attained Age 60 – Any partial Withdrawal taken prior to a Covered Person reaching Attained Age 60 is an Excess Withdrawal and does not establish the Lock-In Date.

Withdrawals taken After Covered Person Attained Age 60 or older — the following rules apply:

An Excess Withdrawal is any portion of a Withdrawal in excess of the Coverage Amount (or the RMD, if greater) for that Certificate Year. The Coverage Amount is calculated as:

•	For the Core Coverage Plan and CorePlus Coverage Plan, the Coverage Amount equals the Coverage Base, multiplied by the Payment Percentage established on the Lock-In Date.

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For the CorePlus X Coverage Plan, the Coverage Amount equals the Coverage Base multiplied by the Payment Percentage established on the Lock-In Date plus any adjustment based on the Ten Year Constant Maturity US Treasury Rate as of the last Business Day of the prior Certificate Year.

Withdrawals establishing the Lock-In Date—to avoid an Excess Withdrawal in connection with your first Withdrawal after the Covered Person’s Attained Age 60 (which will establish your Lock-In Date), be sure that the amount of that first Withdrawal is less than or equal to the Coverage Amount that is determined when that first Withdrawal is made.

Withdrawals after the Lock-In Date - the total amount of a Withdrawal (or Withdrawals) from the Covered Asset Pool during a Certificate Year in excess of the Coverage Amount available during that Certificate Year is an Excess Withdrawal.

You may elect to have certain fees deducted from your Covered Asset Pool without being considered a Withdrawal of those amounts, and the total of those fees is called your Annual Fee Allowance. Deductions for the Annual Fee Allowance are not Withdrawals, and will not be counted towards an Excess Withdrawal. The Annual Fee Allowance includes the Subscription Fee and any incidental trading or other Financial Institution account fees deducted from the Account. Incidental trading fees include transactional based pricing fees, which are fees that are charged per transaction. However, asset based pricing fees, which are trading fees your RIA may assess that allow for unlimited trading transactions and are based on the value of the assets in the Account, are not considered incidental fees and will not be considered part of the Annual Fee Allowance. In addition, the Advisory Fee may be included in the Annual Fee Allowance if, on or prior to the Certificate Date, the Certificate Owner has elected that the Advisory Fee be deducted from the Covered Asset Pool. Because this election is used to determine your Subscription Fee, it cannot be changed thereafter. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date. However, the Advisory Fee deduction may not exceed 1% of the Covered Asset Pool Value.

We will establish procedures to verify that a deduction is part of the Annual Fee Allowance. Amounts properly deducted as part of the Annual Fee Allowance are not treated as Withdrawals and will not contribute to the Excess Withdrawal calculation. Any Withdrawal that is not properly identified by you and your RIA as part of the Annual Fee Allowance may be treated as an Excess Withdrawal.

If you inadvertently take a partial Withdrawal from the Covered Asset Pool, you may follow a process to prevent it from being considered a Withdrawal of Coverage Amount or an Excess Withdrawal. You may follow this process even if the Withdrawal, combined with any other Withdrawals you have taken in that Certificate Year, did not cause an Excess Withdrawal. We will notify you of any Withdrawal from your Account that we consider an Excess Withdrawal. If you do not follow the procedure for Inadvertent Partial Withdrawals thereafter, it will be treated as an Excess Withdrawal. First, within five Business Days after the Withdrawal, you must notify us of your intent to reinvest the withdrawn proceeds in the Covered Asset Pool. Written notice can be sent to our Customer Service Center at 222 South First Street, Suite 600, Louisville, KY 40202 or via fax at (502) 882-6040. Second, within five Business Days after we receive your notice, the withdrawn proceeds must be returned to the Covered Asset Pool. If you follow the process, we will treat the amount as an Inadvertent Partial Withdrawal, and it will not be considered a Withdrawal of Coverage Amount or an Excess Withdrawal.

Dividends and other distributions from the assets that are not automatically reinvested in the Covered Asset Pool are considered Withdrawals, and may contribute to an Excess Withdrawal to the extent they exceed the Coverage Amount when added to other Withdrawals you have taken that Certificate Year.

Excess Withdrawals in any Certificate Year have the potential to significantly decrease and even terminate the benefits provided by the Certificate. Excess Withdrawals cause a pro rata reduction to the Coverage Base. If the Coverage Base is greater than the Covered Asset Pool Value at the time of the Excess Withdrawal, the reduction in Coverage Base will be more than a dollar-for-dollar reduction. The Coverage Amount is calculated by applying the Payment Percentage to the Coverage Base each Certificate Year. If your Coverage Base is reduced by Excess Withdrawals, your Coverage Amount will also be reduced. Please see “Coverage Base” and “Coverage Amount” above for examples of how Excess Withdrawals can affect your Coverage Base and Coverage Amount.

Covered Asset Pool Transfers

The Certificate Owner may make transfers of assets within the Covered Asset Pool at any time subject to applicable investment requirements. Any transfer, sale or exchange of an asset in the Covered Asset Pool for and into an investment option that does not meet our investment requirements is an ineligible investment. If ineligible investments are added to the Covered Asset Pool, we will send a notice of non-compliance to you and your RIA and you will have five Business Days from mailing to bring the Covered Asset Pool into compliance. If you fail to do so, the Company will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

Subscription Fee

The Subscription Fee is the fee we charge the Certificate Owner for the benefits provided under the Certificate. The Subscription Fee is a percentage of the sum of all Contributions (after adjustment for any Excess Withdrawal taken). Contribution amounts are not adjusted thereafter for investment performance, for deductions of the Annual Fee Allowance, or for subsequent partial Withdrawals other than Excess Withdrawals. However, Excess Withdrawals reduce Contributions on a pro rata basis.

As indicated above, the amount of the Subscription Fee varies, depending on which Coverage Plan you have elected, whether you have elected to have your Advisory Fees deducted from the Covered Asset Pool, and the Asset Allocation Tier you have invested in. We will bill you the quarterly portion of that annual Subscription Fee percentage as of the end of each calendar quarter. That is, on each such date, we will bill you one-fourth of the annual Subscription Fee. You may choose to pay the Subscription Fee from a separate cash account you establish or from the Covered Asset Pool. You may change this election at any time. If we do not receive the Subscription Fee as of the due date, we will send a late notice. The Certificate will be terminated, and the Coverage Amount will no longer be guaranteed and no payments will be made (including if the Covered Asset Pool Value were to drop to zero), if we do not receive the Subscription Fee after five Business Days from mailing of the late notice.

If you change your investment allocations within the Asset Allocation Tier composition requirements of your current Asset Allocation Tier, your Subscription Fee will not change. However, if you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, We will increase (subject to a maximum) or decrease the Subscription Fee to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan at the time of the change.

The Subscription Fee will be calculated and due on the last day of each calendar quarter. If you change your Asset Allocation Tier during the quarter, the Subscription Fee will be calculated so that the change in your Subscription Fee percentage takes effect from the date the new Asset Allocation Tier takes effect. This means that the Subscription Fee percentage associated with your old Asset Allocation Tier will be applied to the days in that calendar quarter prior to the date on which the new Asset Allocation Tier took effect. The Subscription Fee percentage associated with your new Asset Allocation Tier will be applied to the days in that calendar quarter from the date the new Asset Allocation Tier takes effect.

Example:

A Certificate Owner elected the CorePlus Coverage Plan, no Advisory Fee from the Covered Asset Pool, and Asset Allocation Tier B. The Certificate Owner has total Contributions of $150,000 and a Subscription Fee percentage of 1.65%. During the fourth calendar quarter after Certificate Date, the Certificate Owner changes from Asset Allocation Tier B to Asset Allocation Tier C on October 19. The Subscription Fee for the fourth calendar quarter is assessed on December 31. The Subscription Fee percentage will change from 1.65% to 1.95% (the then-current Subscription Fee percentage for Asset Allocation Tier C under the CorePlus Coverage Plan with no Advisory Fee) on the date of the change in the Asset Allocation Tier (October 19). The total number of days during the calendar quarter is 92 (31 days of October + 30 days of November + 31 days of December). The change was made 18 days after the calendar quarter began, so the Subscription Fee percentage associated with Asset Allocation Tier B (1.65%) will be used to calculate the Subscription Fee for the first 18 days. The Subscription Fee assessed for the total Contributions prior to the change in Asset Allocation Tier is $121.06 = $150,000 * (1.65% / 4) * (18 / 92). There were 74 days remaining in the calendar quarter when the change was made (92 – 18), so the Subscription Fee percentage associated with Asset Allocation Tier C (1.95%) will be used to calculate the Subscription Fee for the remaining 74 days. The Subscription Fee assessed for the total Contributions after the change in Asset Allocation Tier is $588.18 = $150,000 * (1.95% / 4) * (74 / 92). The total Subscription Fee assessed on December 31 is $709.24 ($121.06 + $588.18).

Advisory Fee

The Advisory Fee is wholly separate from and in addition to the Subscription Fee. The Company is not a party to the Advisory Fee. The Advisory Fee, if any, is solely between you and your RIA. However, the Company allows you to have the RIA’s Advisory Fee deducted from the Covered Asset Pool if you make the election on or prior to the Certificate Date. The election to permit the deduction of the Advisory Fee from the Covered Asset Pool will increase your Subscription Fee because such a deduction increases our risk that your Covered Asset Pool Value will be reduced to zero. The higher Subscription Fee does not offset any portion of your Advisory Fee. The Advisory Fee election may not be changed after the Certificate Date. If your RIA changes the amount of the Advisory Fee, or if you change your RIA and your new RIA charges a different Advisory Fee, you may still deduct the new Advisory Fee amount if you made this election on or prior to the Certificate Date.

Your RIA may assess the Advisory Fee at their chosen frequency. You may choose to pay the Advisory Fee from a separate cash account you establish or from the Covered Asset Pool. For the Advisory Fee to be paid from your Covered Asset Pool, (a) on or prior to the Certificate Date you must have elected that the Advisory Fee be deducted from the Covered Asset Pool and (b) we will allow such deduction up to a maximum of 1.0% of the Covered Asset Pool Value annually. This means that if your RIA charges an Advisory Fee that is greater than 1.0% of the Covered Asset Pool Value, you must arrange to pay the difference from a separate source. If you choose to have the Advisory Fee deducted from your Covered Asset Pool, the deduction is included as part of your Annual Fee Allowance (subject to the maximum). It will not reduce the Coverage Base or trigger the Lock-In Date. It will not be treated as a Withdrawal and does not reduce the amount of permitted Withdrawals from the Covered Asset Pool each Certificate Year.

You are responsible for ensuring that payments you make from the Covered Asset Pool comply with the terms of the Certificate, including the Advisory Fee election you made on or prior to the Certificate Date and the maximum Advisory Fee permitted by that election. If you chose not to elect the Advisory Fee deduction and you pay the Advisory Fee from your Covered Asset Pool, your RIA must reinvest the full amount of the Advisory Fee back to the Account within five Business Days after receiving notification of non-compliance from us. If you chose to elect the Advisory Fee deduction and you pay an Advisory Fee that exceeds the 1% maximum, your RIA must reinvest the excess Advisory Fee back to the Account within five Business Days after receiving notification of non-compliance from us. Failure to reinvest unauthorized Advisory Fees will be treated as a Withdrawal, which could (1) trigger the Lock-In Date, (2) reduce the amount of permitted Withdrawals from the Covered Asset Pool in the Certificate Year, and (3) contribute to an Excess Withdrawal that reduces the Coverage Base on a pro rata basis.

CERTIFICATE ELIGIBILITY AND OWNERSHIP

We offer the Certificate to individuals (i.e., non-qualified arrangements) and also to traditional IRAs, Roth IRAs, and SEP IRAs. In addition, there must be one or more “Covered Persons” designated under the Certificate. You must be a client of an RIA working through a Financial Institution to purchase the Certificate.

Death of a Certificate Owner or Covered Person

Prior to the Lock-In Date, if the Certificate Owner/Covered Person dies, and there was no joint Covered Person under the Certificate, then the Certificate will terminate as of the date of death and no payments of the Coverage Amount will be made. However, if the Certificate was owned by a single Owner and the surviving spouse was a joint Covered Person or the Certificate was jointly owned under the Certificate, then:

•

The Certificate may be continued by the surviving spouse. The Coverage Amount for the surviving spouse will be determined based on the Payment Percentage applicable to, the Attained Age of the Joint Covered Person, and the number of Certificate Years from the Certificate Date until the Lock-In Date. The Payment Percentage based on Joint Covered Persons will apply. The surviving spouse may withdraw the Coverage Amount until his/her death, according to the provisions of the Certificate; and

•	The surviving spouse who continues the Certificate would be eligible for any remaining Automatic Step-Up amounts, according to the same Automatic Step-Up Certificate rules.

If the Certificate Owner dies after the Lock-In Date, and there were not joint Covered Persons under the Certificate, then the Certificate will terminate as of the date of death and no payments of the Coverage Amount will be made. However, if the Certificate was owned by a single Owner and the surviving spouse was a joint Covered Person under the Certificate or the Certificate was jointly owned, then:

•

The Certificate may be continued by the surviving spouse. The Coverage Amount will be that which was in effect immediately prior to the death, and may be withdrawn by the surviving spouse until his/her death, according to the provisions of the Certificate.

When Certificate Terminates

The Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero:

•	Upon our receipt of written notice requesting termination of the Certificate;

•	Upon the death of a Covered Person, unless the Certificate is continued by a surviving Covered Person as detailed above under “Death of a Certificate Owner or Covered Person”;

•	Where the Certificate applies to joint Covered Persons, upon the second to die of the Covered Persons;

•	If a Withdrawal of the entire Covered Asset Pool that causes the Covered Asset Pool Value to decline to zero is an Excess Withdrawal;

•	Upon failure to pay the Subscription Fee;

•

Upon violation of the Certificate provisions, including but not limited to (a) a violation of the investment requirements that is not corrected within the allowed time period or (b) a violation of Certificate provisions requiring the Certificate Owner to be the client of an RIA;

•

Upon the Financial Institution, the third-party administrator, or the Certificate Owner’s failure to provide or give us access to the information necessary to monitor the investment allocations of the Certificate Owner’s Account to ensure compliance;

•

If the Certificate Owner does not transfer the Account to a then approved Financial Institution within the prescribed time following removal of a Financial Institution as described under “Disapproved Financial Institution”

Divorce

The Certificate addresses a scenario in which the Certificate is owned either by one spouse or jointly by each spouse and there is a divorce. In particular, the Certificate addresses the effect of divorce on the Coverage Base and certain other aspects of the Certificate. The treatment of the Certificate in connection with a divorce depends on whether the divorce occurs before or after the Lock-In Date, as discussed below.

With respect to divorces concluded either before or after the Lock-In Date, no more than thirty calendar days after final resolution of the divorce, the Certificate Owner must notify the Company in writing as to the intended disposition of the Certificate (e.g., a re-issuance of the Certificate). If we do not receive such notice within the thirty date period, we will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

Divorces Prior to the Lock-In Date

If the former spouse becomes sole owner of the Covered Asset Pool, then the other spouse may ask us to reissue the Certificate to the former spouse. In that event, the former spouse becomes the sole Certificate Owner and sole Covered Person under the re-issued Certificate. However, if sole ownership of the Certificate is awarded to a former spouse who had not been a Covered Person, and no request is made to us to re-issue the Certificate, we will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

If in connection with a divorce the Covered Asset Pool is divided between the Certificate Owner and the former spouse, then the Certificate Owner (or both Certificate Owners, if the Certificate was owned jointly) may ask us to reissue as one or two new Certificates. Absent our receiving such a request, we will terminate the original Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

We will re-determine the Coverage Base in connection with a Certificate re-issuance made in either of the two scenarios above. The revised Coverage Base of the re-issued Certificate will equal the Covered Asset Pool Value as of the Certificate Date of the re-issued Certificate. However, the Subscription Fee that had applied to the original Certificate will continue to apply to the re-issued Certificate.

Finally, if the Certificate is owned jointly by spouses who divorce, and one of the former spouses dies prior to the Covered Asset Value dropping to zero, then we will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made (including if the Covered Asset Pool Value were to drop to zero), unless prior to the date of death we had re-issued the Certificate to one or both former spouses.

Divorces After the Lock-In Date

With respect to a divorce that occurs after the Lock-In Date, we will administer benefits under the Certificate as dictated by the court or other governing authority, but with one exception. Specifically, we will not pay a portion of the Coverage Amount to each former spouse (i.e. no multiple payees), and instead would terminate the Certificate if multiple payees were demanded. If the Certificate is terminated, the Coverage Amount is no longer guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

A transfer or withdrawal of assets from the Account made in connection with a divorce settlement may constitute a Withdrawal or an Excess Withdrawal, depending on the amount and when it occurs (e.g., before or after the Lock-In Date, and before or after a re-issuance).

Disapproved Financial Institution

We may remove a Financial Institution from our list of approved Financial Institutions at any time. If we remove a Financial Institution maintaining a Certificate Owner’s Account from our list of approved Financial Institutions, we will send the Certificate Owner a notice upon disapproval of the Certificate Owner’s current Financial Institution. The Certificate Owner must maintain compliance with the terms of the Certificate and transfer the Account from the disapproved Financial Institution to an approved Financial Institution within 90 calendar days from the mailing of our notice of disapproval. Different Financial Institutions may assess different fees and charges for their services. Accordingly, if you are required to transfer from a disapproved Financial Institution to an approved Financial Institution you may be subject to higher fees and charges associated with maintaining your Account.

Your Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made (including if the Covered Asset Pool Value were to drop to zero), unless you (i) move your Account to an approved Financial Institution within 90 days of the date we send notice of disapproval, (ii) maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times, and (iii) comply with all other applicable terms of the Certificate. We will provide the Certificate Owner with written notice of the termination.

A current list of approved Financial Institutions is available at: https://retireone.com/constance/.

In addition, your Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made (including if the Covered Asset Pool Value were to drop to zero), if the Financial Institution that is the custodian or sponsor of your IRA, or the custodian or trustee of your Qualified Account and that custodian/sponsor/trustee discontinues its services unless (i) you replace the custodian/sponsor/trustee within 90 days of discontinuance of service, (ii) maintain compliance with our investment requirements and provide or give Us access to the information or data necessary to monitor the allocations of your Account at all times, and (iii) comply with all other applicable terms of the Certificate.

You have the right to move your Account to another Financial Institution from our list of approved Financial Institutions at any time, provided you maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times and comply with all other applicable terms of the Certificate. Different Financial Institutions may assess different fees and charges for their services. If you transfer your Account to another Financial Institution, you may be subject to higher fees and charges associated with maintaining your Account.

If your RIA is affiliated with your Financial Institution, a change in your Financial Institution may necessitate a change in your RIA as well. You also have the right to change your RIA at any time, provided you remain the client of an RIA at all times. Different RIAs may charge different Advisory Fees. If you change your RIA, you may be subject to higher Advisory Fees associated with their services.

SECTION 4 — INVESTMENT REQUIREMENTS

Covered Asset Pool Rules

The Covered Asset Pool must be held in an Account with an approved Financial Institution. The only assets that may be held in the Account are the Covered Asset Pool that the Certificate coverage references.

Electing and Changing the Model Portfolio or Restricted Asset Allocation Portfolio.

You are required to invest assets in your Covered Asset Pool in accordance with either a Model Portfolio or a Restricted Asset Allocation Portfolio. You must make your initial asset allocation election at or prior to the Certificate Date. Your initial election of investment allocations will determine your Asset Allocation Tier. Your Asset Allocation Tier is a factor used in determining your Subscription Fee. If you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, you must give the Company at least five Business Days advance written notice and tell us when the change is to go into effect. You may change your investment allocations within the investment requirements of your current Asset Allocation Tier without notice. If you change your investment allocations and remain within your current Asset Allocation Tier, your Subscription Fee will not be affected. However, if you change your investment allocations to a different Asset Allocation Tier after the Certificate Date, We will increase or decrease the Subscription Fee (subject to a maximum) to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan.

Addition of cash to Covered Asset Pool.

If cash is added to the Covered Asset Pool through any means (e.g., a deposit; receipt of a dividend), we expect the allocations of the Covered Asset Pool to be re-examined the Business Day after the cash addition, to determine if a rebalancing is needed to remain in conformity with our investment requirements. If rebalancing is required but is not done within five Business Days after the cash addition, we will send a notice of non-compliance to you and your RIA, asking you to rebalance immediately. If you fail to do so within five Business Days from mailing of the notice, we will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

Allocation Drift in the Covered Asset Pool

Under the Certificate, rebalancing of the Covered Asset Pool to ensure compliance with our investment requirements must occur no less frequently than every 92 calendar days. No action is required during the time period between each regularly-scheduled rebalancing if, due to investment performance, the investment allocations deviate from our requirements. However, if such a deviation due to market forces is not corrected on the next rebalancing date, the Company will notify the RIA and the Certificate Owner. No later than five Business Days after mailing of that notice, you must perform the required rebalancing. If you fail to do so, the Company will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

Ineligible Investments

The Covered Asset Pool must be held in an Account with an approved Financial Institution. The only assets that may be held in the Account are the Covered Asset Pool that the Certificate coverage references.

If ineligible investments are added under the Restricted Asset Allocation Portfolio, we will notify the RIA and the Certificate Owner, with instructions to remove the ineligible investment(s) immediately. If the ineligible investments are not removed within five Business Days after mailing of the notice, the Company will terminate the Certificate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

If a Financial Institution ceases to offer eligible investments, we will remove that Financial Institution from our list of approved Financial Institutions. We may remove a Financial Institution at any time. If we remove a Financial Institution maintaining a Certificate Owner’s Account from our list of approved Financial Institutions, we will send the Certificate Owner a notice upon disapproval. The Certificate Owner must maintain compliance with the terms of the Certificate and transfer the Account from the disapproved Financial Institution to an approved Financial Institution within 90 calendar days of our notice of disapproval. Different Financial Institutions may assess different fees and charges for their services. Accordingly, if you are required to transfer from a disapproved Financial Institution to an approved Financial Institution you may be subject to higher fees and charges associated with maintaining your Account.

Your Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made (including if the Covered Asset Pool Value were to drop to zero), unless you (i) move your Account to an approved Financial Institution within 90 days of the date we send notice of disapproval, (ii) maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times, and (iii) comply with all other applicable terms of the Certificate. We will provide the Certificate Owner with written notice of the termination.

NOTE: You should consult with your financial professional and tax advisor to assist you in determining whether the Covered Asset Pool investment requirements are suited for your financial needs and risk tolerance.

Restricted Asset Allocation Portfolios

In general, under a Restricted Asset Allocation Portfolio you may select individual investments with flexibility on selecting the allocations subject to the investment requirements provided by us. You may invest the assets in your Covered Asset Pool in a Restricted Asset Allocation Portfolio by investing in one or more of the following eligible investments:

Fund	Asset Class
iShares MSCI AC World Min Vol Index	International
Ark Fintech Innovation ETF	Alternative
ARK Genomic Revolution ETF	Alternative
ARK Innovation ETF	Small/Mid Cap
ARK Autonomous Technology & Robotics ETF	Alternative
ARK Next Generation Internet ETF	Alternative
SPDR Barclays Capital 1-3 Month T	Core Fixed
Vanguard Intermediate-Term Bond Index Fund ETF	Core Fixed
Powershares SR Loan Portfl	Core Fixed
Vanguard Long-Term Bond Index Fund ETF	Core Fixed
Vanguard Total Bond Market	Core Fixed
Vanguard Total International Bond Index Fund ETF	Core Fixed
BlackRock Strategic Income Opportunities Fund	Alternative
Vanguard Short-Term Bond Index Fund ETF	Core Fixed
Dimensional Commodity Strategy Portfolio	Alternative
Dimensional Emerging Markets Sustainability Core 1 Portfolio	Alternative
Dimensional Short-Duration Real Return Portfolio	Core Fixed
Dimensional Investment Grade Portfolio	Core Fixed
Dimensional Emerging Markets Core Equity Portfolio	Alternative
Dimensional US Core Equity 1 Portfolio	Core Equity
Dimensional Emerging Markets Social Core Equity Portfolio	Alternative
Dimensional Global Real Estate Securities Portfolio	Alternative
Dimensional International Core Equity Portfolio	International
Dimensional One-Year Fixed Income Portfolio	Core Equity
Dimensional International Small Company Portfolio	International
Dimensional International Real Estate Securities Portfolio	Alternative
Dimensional US Core Equity 2 Portfolio	Core Equity
Dimensional Real Estate Securities Portfolio	Alternative
Dimensional Selectively Hedged Global Fixed Portfolio	Core Fixed
Dimensional US Sustainability Core 1 Portfolio	Core Equity
Dimensional International Sustainability Core 1 Portfolio	International
Dimensional US Social Core Equity 2 Portfolio	Core Equity
Dimensional US Equity ETF	Core Equity
Dimensional US Large Company Portfolio	Core Equity
Dimensional US Large Cap Value Portfolio	Core Equity
Dimensional US Vector Equity Portfolio	Small/Mid Cap
Dimensional International Value Portfolio	International
Dimensional International Vector Equity Portfolio	International
Dimensional Global Core Plus Fixed Income Portfolio	Core Fixed
Dimensional Global Equity Portfolio	International
Dimensional Global Sustainability Fixed Income Portfolio	Core Fixed
Dimensional Global Allocation 60/40 Portfolio	International
Dimensional Global Allocation 25/75 Portfolio	International
Dimensional International High Relative Profitability Portfolio	International
Dimensional International Small Cap Value Portfolio	International
Dimensional Municipal Real Return Portfolio	Core Fixed
Dimensional International Social Core Equity Portfolio	International
Dimensional Social Fixed Income Portfolio	Core Fixed
iShares MSCI KLD 400 Social ETF	Core Equity

Fund	Asset Class
Dimensional Targeted Credit Portfolio	Core Fixed
Dimensional Tax-Managed International Value Portfolio	International
Dimensional US High Relative Profitability Portfolio	Core Equity
iShares ESG Aware US Aggregate Bond ETF	Core Fixed
SPDR Bbg Barclays Emerging Markets Local Bond ETF	Alternative
iShares MSCI Emerging Markets ETF	Alternative
iShares MSCI EAFE Growth ETF	International
iShares J.P. Morgan USD Emerging Markets Bond ETF	International
Van Eck Market Vectors EM Local Currency Bonds	Alternative
iShares ESG Aware MSCI EAFE ETF	International
iShares ESG MSCI EM ETF	Alternative
iShares ESG MSCI USA ETF	Core Equity
Franklin Federal Limited-Term Tax-Fee Income Fund	Core Fixed
Franklin High Income Fund	Alternative
Franklin High Yield Tax-Free Income Fund	Alternative
Franklin DynaTech Fund	Core Equity
Franklin Federal Intermediate-Term Tax-Fee Income Fund	Core Fixed
Franklin Liberty Investment Grade Corporate ETF	Core Fixed
Franklin LibertyQ U.S. Equity ETF	Core Equity
Franklin International Growth Fund	International
Franklin International Growth Fund Class Adv	International
Franklin Small Cap Value Fund	Small/Mid Cap
Franklin Small Cap Growth Fund	Small/Mid Cap
Franklin Small Cap Value Fund Advisor Class	Small/Mid Cap
SPDR Gold Trust	Alternative
Brandywine Global Opportunities Bond Fund	International
Brandywine Global Opportunities Bond Fund	International
iShares U.S. Treasury Bond ETF	Core Fixed
Janus Henderson Developed World Bond Fund	International
Janus Henderson Developed World Bond Fund	International
iShares iBoxx $ High Yield Corporate Bond ETF	Alternative
iShares 7-10 Year Treasury Bond ETF	Core Fixed
iShares Core MSCI EAFE ETF	International
iShares Short-Term Corporate Bond ETF	Core Fixed
iShares U.S. Medical Devices ETF	Core Equity
iShares Core S&P Small-Cap ETF	Small/Mid Cap
iShares Core S&P Total US Stock Market ETF	Core Equity
iShares Core S&P 500 ETF	Core Equity
iShares Russell 1000 ETF	Core Equity
iShares Russell 1000 Value ETF	Core Equity
iShares Russell 1000 Growth ETF	Core Equity
iShares Russell 2000 ETF	Small/Mid Cap
iShares Russell 2000 Value ETF	Small/Mid Cap
iShares Russell 2000 Growth ETF	Small/Mid Cap
iShares Global Tech ETF	International
iShares U.S. Financial Services ETF	Core Equity
SPDR Bloomberg Barclays High Yield Bond ETF	Alternative
ClearBridge International Growth Fund	International
iShares iBoxx $ Investment Grade Corporate Bond ETF	Core Fixed
Martin Currie Emerging Markets Fund	Alternative
Monarch Ambassador Income ETF	Core Fixed
Monarch Blue Chips Core ETF	Core Equity
Martin Currie Emerging Markets Fund Class I	Alternative
SPDR S&P 400 Mid Cap Growth ETF	Small/Mid Cap
PIMCO Enhanced Short Mat Str	Core Fixed
Monarch ProCap ETF	International
iShares National Muni Bond ETF	Core Fixed
iShares Short Maturity Bond ETF	Core Fixed

Fund	Asset Class
Pimco International Bond Fund	International
Pimco Total Return Fund	Core Fixed
PGIM Global Total Return Fund	International
ClearBridge Large Cap Value Fund Class I	Core Equity
ClearBridge Large Cap Growth Fund	Core Equity
ClearBridge Large Cap Growth Fund Class I	Core Equity
Western Asset Short-Term Bond Fund Class I	Core Fixed
Schwab US Small Cap	Small/Mid Cap
Schwab U.S. Broad Market ETF	Core Equity
Schwab International Equity ETF	International
Schwab Short-Term US Treas	Core Fixed
Schwab U.S. TIPS ETF	Core Fixed
Schwab US Large Cap	Core Equity
iShares MSCI EAFE Small-Cap ETF	International
iShares 1-3 Year Treasury Bond ETF	Core Fixed
iShares 0-5 Year High Yield Corporate Bond ETF	Alternative
ClearBridge Large Cap Value Fund	Core Equity
iShares Silver Trust	Alternative
SPDR S&P 600 Small Cap Growth ETF	Small/Mid Cap
SPDR S&P 600 Small Cap Value ETF	Small/Mid Cap
SPDR Portfolio Developed World ex-US ETF	International
SPDR Portfolio Intermediate Term Corporate Bd ETF	Small/Mid Cap
SPDR Portfolio S&P 500 ETF	Core Equity
SPDR Portfolio Short Term Corporate Bond ETF	Core Fixed
SPDR Portfolio Intermediate Term Treasury ETF	Core Fixed
SPDR Portfolio Long Term Treasury ETF	Core Fixed
SPDR Portfolio S&P 500 Value ETF	Core Equity
iShares MSCI USA ESG Select ETF	Core Equity
iShares ESG Aware 1-5 Year USD Corporate Bond ETF	Core Fixed
iShares ESG Aware USD Corporate Bond ETF	Core Fixed
Schwab International Index Fund	International
Schwab S&p 500 Index Fund	Core Equity
Schwab Total Stock Market Index Fund	Core Equity
TIAA-CREF Social Choice Equity Fund Retail Class	Core Equity
iShares 20+ Year Treasury Bond ETF	Core Fixed
Templeton Global Bond Fund	International
iShares Edge MSCI Min Vol USA ETF	Core Equity
Vanguard Small-Cap Index Fund ETF	Small/Mid Cap
Vanguard Small-Cap Growth Index Fund ETF	Small/Mid Cap
Vanguard Small-Cap Value Index Fund ETF	Small/Mid Cap
Vanguard Total Bond Market Index Fund	Core Fixed
Vanguard FTSE Developed Markets ETF	International
Vanguard Intermediate-Term Treasury Index Fd ETF	Core Fixed
iShares Edge MSCI USA Value Factor ETF	Core Equity
Vanguard Real Estate Index Fund ETF	Alternative
Vanguard Mid-Cap Index Fund ETF	Small/Mid Cap
Vanguard Mid-Cap Value Index Fund ETF	Small/Mid Cap
Vanguard S&P 500 ETF	Core Equity
Vanguard Sht-Term Inflation-Protected Sec Idx ETF	Core Fixed
Vanguard Value Index Fund ETF	Core Equity
Vanguard Growth Index Fund ETF	Core Equity
Vanguard FTSE Emerging Markets	Alternative
Vanguard Emerging Markets Govt Bd Idx ETF	Alternative
Vanguard Total International Stock Index Fund ETF	International
Western Asset Core Bond Fund	Core Fixed
Western Asset Core Plus Bond Fund Class I	Core Fixed
Western Asset Core Plus Bond Fund	Core Fixed
Materials Select Sector SPDR Fund	Core Equity

Fund	Asset Class
Energy Select Sector SPDR Fund	Core Equity
Financial Select Sector SPDR Fund	Core Equity
Industrial Select Sector SPDR Fund	Core Equity
Technology Select Sector SPDR Fund	Core Equity
Consumer Staples Select Sector SPDR Fund	Core Equity
Real Estate Select Sector SPDR Fund	Core Equity
Utilities Select Sector SPDR Fund	Core Equity
Health Care Select Sector SPDR Fund	Core Equity
Consumer Discretionary Select Sector SPDR Fund	Core Equity
SPDR® EURO STOXX 50 ETF	International
iShares Currency Hedged MSCI EAFE ETF	International
iShares 3-7 Year Treasury Bond ETF	Core Fixed
iShares Core MSCI Emerging Markets ETF	Alternative
Invesco KBW Bank ETF	Core Equity
BlackRock Total Return Instl	Core Fixed
BlackRock Global Allocation Instl	International
iShares MSCI China ETF	Alternative
iShares MSCI USA Momentum Factor ETF	Core Equity
iShares MSCI USA Quality Factor ETF	Core Equity
Schwab US Large-Cap Growth ETF™	Core Equity
Schwab US Mid-Cap ETF™	Small/Mid Cap
Schwab Intermediate-Term US Trs ETF™	Core Fixed
Schwab US Large-Cap Value ETF™	Core Equity
VanEck Vectors Semiconductor ETF	Alternative

Model Portfolios

In general, under a Model Portfolio you may allocate your funds as you choose, in whole percentages, to defined portfolios and balanced ETFs that are managed to a specific mandate with target allocations. You may invest the assets in your Covered Asset Pool in one of the following Model Portfolios:

Model	Asset Allocation Tier
AARP Tier A Model Portfolio (Franklin)	A
AARP Tier B Model Portfolio (Franklin)	B
AARP Tier C Model Portfolio (Franklin)	C
BlackRock 50/50 Target Allocation ETF	A
BlackRock 60/40 Target Allocation ETF	B
BlackRock 80/20 Target Allocation ETF	C
BlackRock Global Allocation Selects Model (Moderate Growth)	A
BlackRock Global Allocation Selects Model (Growth)	B
BlackRock Global Allocation Selects Model (Aggressive Growth)	C
SEI Tactical ETF Model (Growth)	B
SEI Tactical ETF Model (Stability)	A
SEI Tactical ETF Model (Stability/Growth)	A
Dimensional Core 40/60 Wealth Index Model	A
Dimensional Core 60/40 Wealth Index Model	B
Dimensional Core 80/100 Wealth Index Model	C

From time to time we may add or delete available eligible investments and Model Portfolios. The current list of eligible investments and Model Portfolios is available at https://retireone.com/constance/, or from your financial professional. If we delete an eligible investment or a Model Portfolio, we will file an amendment to this registration statement with the Securities and Exchange Commission. We will notify you of such a change. You must re-allocate assets within the Covered Asset Pool in accordance with the new investment requirements or your Certificate will be terminated, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero. In addition, complying with new investment requirements could entail payment of higher fees on those investments, and also may have adverse tax implications.

Asset Allocation Tiers

The Model Portfolio or Restricted Asset Allocation Portfolio investment allocations you choose are categorized into Tiers. Each Asset Allocation Tier represents a different balance of exposure to equity investments. Each Asset Allocation Tier has investment requirements that impose limitations on exposure to certain asset class categories. These requirements are designed to minimize the risk to the Company that we will be required to pay lifetime benefits by reducing the likelihood your Covered Asset Pool Value will drop to zero. If you change your investment allocations within the investment requirements of your current Asset Allocation Tier, your Subscription Fee will not change. However, if you change your investment allocation to a different Asset Allocation Tier after the Certificate Date, We will increase (subject to a maximum) or decrease the Subscription Fee to the then current Subscription Fee associated with your new Asset Allocation Tier under your existing Coverage Plan.

You may allocate your funds to a Model Portfolio or a Restricted Asset Allocation Portfolio. In general, under a Model Portfolio you may allocate your funds as you choose, in whole percentages, to defined portfolios and balanced ETFs that are managed to a specific mandate with target allocations.

In general, under a Restricted Asset Allocation Portfolio you may select individual investments with flexibility on selecting the allocations subject to the investment requirements provided by us. The investment requirements for a Restricted Asset Allocation Portfolio are as shown:

	Tier A Minimum Exposure	Maximum Exposure
Total Equity Funds		45%
Core Equity Funds		40%
International Funds		15%
Small/Mid Cap Funds		5%
Alternative Funds		0%
Total Fixed Funds	55%

	Tier B Minimum Exposure	Maximum Exposure
Total Equity Funds		60%
Core Equity Funds		60%
International Funds		20%
Small/Mid Cap Funds		10%
Alternative Funds		5%
Total Fixed Funds	40%

	Tier C Minimum Exposure	Maximum Exposure
Total Equity Funds		75%
Core Equity Funds		75%
International Funds		25%
Small/Mid Cap Funds		15%
Alternative Funds		10%
Total Fixed Funds	25%

As used in the table:

•	Core Equity Funds invest substantially in United States large-cap equity investments.

•	Fixed Funds invest substantially in fixed income securities such as bonds, mortgages, and money market investments. This category includes cash held within the Account.

•	International Funds invest substantially outside of the United States.

•	Small/Mid Cap Funds invest substantially in United States small to mid-cap stocks.

•

Alternative Funds are securities that do not fall into another asset class category, such as REITs, emerging markets, and commodities, as well as funds that we have determined have significant volatility.

A current list of the eligible investments for allocation is available at https://retireone.com/constance/, or from your financial professional. You should consult with your financial professional and tax advisor to assist you in determining which eligible investments to allocate and which Asset Allocation Tier is suited to your financial needs and risk tolerance.

SECTION 5—DISTRIBUTION OF THE CERTIFICATES

The Certificate is distributed by Sammons Financial Network, LLC (“Distributor”). The Distributor serves as principal underwriter of the Certificate. The offering of the Certificate is intended to be continuous.

The Distributor is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. as managing member. The distributor is an affiliate of Midland National. The Distributor’s principal business address is 8300 Mills Civic Parkway, West Des Moines, IA 50266. The Distributor is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor also acts as distributor for Midland National’s variable annuity products.

Midland National pays compensation to the Distributor based on sales of the Certificate of up to 0.25% of the amount invested. The Distributor, in turn, may pay up to that full amount to affiliated and/or unaffiliated selling broker-dealers and other financial intermediaries with whom it has selling or other agreements. The Distributor may pay additional compensation in recognition of certain expenses that may be incurred by them or on their behalf. The Distributor may also pay certain broker-dealers or other financial intermediaries’ compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such marketing allowance payments are made may include, but are not limited to, the preferred placement of Midland National, its affiliates services and products, including but not limited to placing the Certificate on a company and/or selling broker-dealer product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conferences; and/or other support services, including some that may benefit the Certificate Owners. Marketing allowance payments may be based on the amount of assets or purchase payments attributable to Certificates sold through a selling broker- dealer or such payments may be a fixed amount. The Distributor may also make fixed marketing allowance payments to selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product, including training and education. These payments may serve as an incentive for selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of selling broker-dealers to promote the sale of Midland National and its affiliates’ products and services, the Distributor may increase the sales compensation paid to the selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Marketing allowances and compensation enhancements are made out of the Distributor’s assets. Not all selling broker-dealers receive marketing allowance payments or compensation enhancements.

In addition, the Distributor may offer sales incentive programs to financial professionals who meet specified total production levels for the sale of both affiliated and unaffiliated products which provide cash and non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise.

The amount and structure of the foregoing compensation arrangements create potential conflicts of interest for the recipient insofar as they create financial incentives that may influence the recipient selling broker-dealer or financial professional to present this Certificate over other investment alternatives. Selling broker-dealers are expected to disclose and eliminate or mitigate such conflicts in accordance with applicable regulatory requirements.

Although Midland National takes all of its costs into account in establishing the level of fees and expenses in its products, any compensation paid by Midland National to the Distributor will not result in any separate charge under the Certificate. All payments made will be in compliance with all applicable FINRA rules and other laws and regulations.

SECTION 6—TAX CONSIDERATIONS

The following is a general discussion based on our interpretation of current Federal income tax law. This discussion does not cover every situation and does not address all possible circumstances. The discussion of tax treatment of the Certificate is applicable if and when a separate annuity contract has been issued. A separate annuity contract will be issued only if and when your Covered Asset Pool Value drops to zero and an immediate annuity is issued in discharge of the Company’s obligations. Prior to that time, we believe that the tax treatment of transactions involving the assets of your Account including redemptions, dispositions, and distributions with respect to such assets, should generally be the same as such treatment would be in the absence of a Certificate. In other words, prior to the issuance of an immediate annuity, the assets in your Account are not eligible for tax deferral because they are not held in an annuity contract. In general, this discussion does not address the tax treatment of transactions involving the investments in your Account. Further, no attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences, of the Certificate. Tax consequences will depend on your individual circumstances, and may include a 10% federal tax penalty if you have not yet reached age 59 1⁄2.

The Certificate is a new and innovative type of contract. While the IRS has issued favorable private letter rulings (“PLRs”) concerning products similar to the Certificate issued by other insurance companies, these rulings are not binding on the IRS with respect to the Certificate and a purchaser of the Certificate cannot rely on the conclusions the IRS reached in those PLRs. Due to factual differences between the Certificate and the products involved in these PLRs, and their non-precedential nature, the analysis and rulings in the PLRs may not reflect the IRS’s position with respect to the tax treatment of the Certificate, now or in the future. In addition, the PLRs do not address how products similar to the Certificate that are issued in connection with qualified retirement arrangements, such as a 401(k) plan or IRA, are treated for tax purposes. We can give no assurances that the IRS will agree with our interpretations regarding the proper tax treatment of a Certificate or the effect (if any) of the purchase of a Certificate on the tax treatment of any transactions in your Account, or that a court will agree with our interpretations if the IRS challenges them. A 10% federal tax penalty may also apply if you have not yet reached age 59 1⁄2. Please consult your own qualified tax advisor regarding the potential tax consequences of the Certificate in your particular circumstances.

Different tax rules apply to Qualified Accounts and Nonqualified Accounts, and the tax rules applicable to Qualified Accounts vary according to the type of Qualified Account and the terms and conditions of the Qualified Account. Purchasers who intend to use the Certificate in connection with a Qualified Account should seek competent advice.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the Certificate. Such settlements may be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Nonqualified Accounts

Separate Treatment of a Certificate and an Account; Treatment of a Certificate as an Annuity Contract

Consistent with PLRs that have been issued by the IRS with respect to similar products offered by other insurance companies, we intend to treat a Certificate as an annuity contract that is separate and apart from the assets in your Account for federal income tax purposes. As noted above, however, these rulings are not binding on the IRS with respect to the Certificate. Due to factual differences between the Certificate and the products involved in these PLRs, and their non-precedential nature, the analysis and rulings in the PLRs may not reflect the IRS’s position with respect to the tax treatment of the Certificate, now or in the future. Thus, while We believe that the factual differences between the Certificate and the products involved in the PLRs should be immaterial and that the reasoning underlying the PLRs supports treating a Certificate as an annuity for federal income tax purposes, it is possible that a Certificate could be treated as some other type of financial instrument or derivative for such purposes, with different tax consequences than if it were treated as an annuity. If you are the holder or beneficiary of a Certificate, in view of the limited guidance you should consult your own tax advisor regarding the proper tax treatment of a Certificate.

In order to be treated as an annuity contract for federal tax purposes, a Certificate needs to contain certain provisions prescribing distributions that must be made when an owner of the Certificate dies. We believe that by its terms a Certificate satisfies these requirements. In all events, we will administer a Certificate to comply with these federal tax requirements.

As a general rule, a Certificate also needs to be owned by a natural person to be treated as an annuity contract for federal income tax purposes. Under the relevant rules, however, a Certificate that is owned by a trust or other entity holding the Certificate as an agent for a natural person is treated as owned by a natural person for federal income tax purposes. If someone other than a natural person will be the owner of a Certificate, such as a trust, a tax advisor should be consulted before the Certificate is purchased to determine whether the Certificate will be treated as owned by a natural person.

It is possible that at certain advanced ages, a Certificate might no longer be treated as an annuity contract if the Covered Asset Pool Value has not dropped to zero before that age. You should consult with a tax advisor about the possible tax consequences in such circumstances.

Treatment of Benefit Payments under a Certificate

Assuming that a Certificate is treated as an annuity contract for tax purposes, payments under the immediate annuity the Company issues in discharge of its obligations if and when the Covered Asset Pool Value drops to zero should be treated in part as taxable ordinary income and in part as non-taxable recovery of the aggregate total Subscription Fees you have previously paid under your Certificate (your “investment in the Certificate”) until you recover all of your investment in the Certificate. The amount that is not taxable prior to recovering all of your investment in the Certificate should be based upon the ratio of your investment in the Certificate to the expected value of the annuity payments to be made under the immediate annuity the Company issues in discharge of its obligations if and when the Covered Asset Pool Value drops to zero. After you recover all of your investment in the Certificate, annuity benefit payments will be taxable in full as ordinary income. You should consult a tax advisor as to the tax treatment of benefit payments under the Certificate.

In addition, we will withhold and send to the U.S. Government a part of the taxable portion of each payment made under a Certificate unless you elect out of withholding. In certain circumstances, we may be required to withhold tax.

Your Account

In view of the conclusions reached in those PLRs, We believe that the tax treatment of transactions involving the assets in your Account including redemptions, dispositions, and distributions with respect to such assets, should generally be the same as such treatment would be in the absence of a Certificate. (The tax treatment of such transactions is beyond the scope of this prospectus, and you should consult a tax advisor for further information about the tax treatment of assets in your Account.) Thus, in general, We believe that (1) distributions and dividends on investments in your Account will not be treated as payments under your Certificate, but rather as distributions with respect to such investments; (2) amounts received on redemption or disposition of your assets in your Account will be treated as amounts realized on a sale or exchange of such assets rather than as distributions under your Certificate; and (3) the purchase of a Certificate should not result in either (a) loss of the benefit of preferential income tax rates applicable to dividends paid on assets in your Account otherwise constituting “qualified dividend income” (if applicable under the tax law in effect at the time of distribution) or (b) under the so-called “straddle” rules, suspension of the holding period for purposes of determining eligibility for long-term capital gains treatment of any gains, or potential deferral of losses, when assets in your Account are sold or exchanged. Different taxation rules may apply to Qualified Accounts.

The IRS could disagree with our conclusions as to the tax treatment of transactions involving the assets in your Account. If the Internal Revenue Service were to successfully take a different position on these issues, it could have a material adverse effect on the tax consequences of your acquisition, holding and disposition of assets in your Account. The tax consequences could also change due to changes in the tax laws. Given the new and innovative character of a Certificate, you should consult your own tax advisor as to the tax consequences, if any, of a Certificate under the “qualified dividend income” (if applicable under the tax law in effect at the time of distribution) and “straddle” rules, as well as other relevant tax provisions, both at the time of initial purchase and in subsequent years.

Payment of the Subscription Fee

Payment of the Subscription Fee with proceeds from the sale of investment assets held in your Account or from the cash account may have tax consequences. A 10% federal tax penalty may also apply if you have not yet reached age 59 1⁄2. You should consult a tax advisor for further information.

Transfers, Assignments, or Designation of Payees

To the extent allowed by state law, we reserve the right to refuse our consent to any assignment at any time on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation. You may request to assign or transfer your rights under the Certificate by sending us a signed and dated request. We will not be bound by an assignment until we acknowledge it.

Any transfer of ownership (which is an absolute assignment) or assignment of a Certificate, the designation of a payee who is not also the owner, and certain other transactions may result in certain income tax consequences to the owner that are beyond the scope of this discussion. A 10% federal tax penalty may also apply if you have not yet reached age 59 1⁄2. An owner contemplating any such transaction should consult a competent tax adviser with respect to the potential tax effects of such a transaction.

Qualified Accounts

The Certificate may be used with traditional Individual Retirement Accounts, Roth IRA Accounts, and SEP IRA Accounts (collectively “Qualified Accounts”). The Certificate is not available as an Individual Retirement Annuity or Roth IRA Annuity. A Certificate may be purchased in connection with a Covered Asset Pool held under any of these arrangements. If permitted by the terms of the Qualified Account, the Certificate may be held as an asset of the Qualified Account or may be held directly by the Covered Person who is the beneficial owner of the Qualified Account.

The tax results for a Certificate may vary according to the terms and conditions of the Qualified Account. No attempt is made here to provide more than general information about the use of the Certificate with any Qualified Account. Beneficial owners under any Qualified Account, as well as beneficiaries, are cautioned that the rights of any person to any benefits under any Qualified Account are subject to the terms and conditions of that Qualified Account or limited by applicable law, regardless of the terms and conditions of the Certificate.

We may discontinue offering the Certificates to new Owners that plan to use the Certificate with a Qualified Account. The Certificate is generally available only with respect to the Qualified Account for which the Certificate is purchased.

•

We are not responsible for determining whether the Certificate complies with the terms and conditions of, or applicable law governing, any Qualified Account. You are responsible for making that determination. Similarly, we are not responsible for administering any applicable tax or other legal requirements applicable to the Qualified Account. You or a service provider, as applicable, for the Qualified Account are responsible for determining that distributions, beneficiary designations, investment requirements, charges and other transactions under the Certificate are consistent with the terms and conditions of the Qualified Account and applicable law.

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Traditional IRAs and qualified plans are subject to lifetime Required Minimum Distribution rules. Withdrawals from your Covered Asset Pool taken to meet Required Minimum Distribution requirements after the Lock-In Date may be made available as an Additional Coverage Amount and, if so, do not cause an Excess Withdrawal. (See “Additional Coverage Amount.”)

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The Subscription Fee may be paid from assets in your Qualified Account if permitted under the terms of the Qualified Account. You should consult your tax advisor regarding the tax consequences of paying the Subscription Fee from your Qualified Account. A 10% federal tax penalty may also apply if you have not yet reached age 59 1⁄2. If your Qualified Account is the only source to pay the Subscription Fee and is insufficient to pay the Subscription Fee or is not permitted under the terms of the Qualified Account to pay the Subscription Fee, the Certificate will terminate, and the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

If you choose to have your Qualified Account own the Certificate, the actuarial present value of the Certificate (calculated in accordance with Treasury Regulation 1.401(a)(9)-6) may need to be included in the value of the Qualified Account for the purposes of calculating the Required Minimum Distribution amount for the Qualified Account. If the actuarial present value of the Certificate is included in the calculation, your Required Minimum Distribution may be higher than it would be if the Certificate is held outside the Qualified Account.

As noted above, there is no guidance from the Internal Revenue Service on the effects on a Qualified Account of the purchase of a contingent deferred annuity contract such as the Certificate. The following discussion identifies certain issues relating to the Certificate that a plan fiduciary or purchaser should consider before purchasing a Certificate to be held in a Qualified Account or in connection with a Qualified Account. This discussion is not intended to be exhaustive. Purchasers should consult a tax and/or legal advisor before purchasing the Certificate because the purchase of the Certificate could affect the qualification of the Qualified Account.

Numerous income tax rules govern Qualified Accounts, including rules with respect to: maximum contributions, required distributions, penalty taxes on early or insufficient distributions and income tax withholding on distributions. The following is a general description of Qualified Accounts and of the use of the Certificate in connection with those Accounts.

Qualified Accounts

Sections 408(a) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an “IRA” or “Roth IRA,” respectively. Section 408(k) of the Code allows employers to establish Simplified Employee Pension (“SEP”) IRAs.

These plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and on the time when distributions must commence. In addition, distributions from these plans may be transferred on a tax-deferred basis into another of these plans.

Tax on Certain Distributions Relating to Qualified Accounts

In the case of distributions to you from your traditional IRA (see discussion of Roth IRA below), it is possible that part of or all of the distribution may be taxable. In addition, Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from IRAs or qualified plans subject to certain exceptions set forth in the Code. To the extent amounts are not includable in gross income because they have been properly rolled over to another IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty also will not apply to: (a) distributions made on or after the date on which you reach age 59 1/2; (b) distributions following your death or disability (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; and (d) certain other distributions specified in the Code.

Generally, distributions from a traditional IRA and SEP IRA must commence no later than April 1 of the calendar year following the year in which you attain age 72 (or 70 1/2 if you attain age 70 1/2 before January 1, 2020). Required distributions must be made at least annually over a period not exceeding your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary. Distribution requirements also apply to Traditional IRAs, Roth IRAs and SEP IRAs upon the death of the account owner and to qualified plans upon the death of the participant. If the Required Minimum Distributions are not made, a 50% excise tax is imposed as to the amount not distributed.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of a traditional IRA to a Roth IRA is generally subject to tax and other special tax rules apply. You may wish to consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

Distributions may be subject to withholding on the taxable part of the distribution unless you elect out of withholding.

Seek Tax Advice

The above description of federal income tax consequences of the different types of arrangements which may be covered by a Certificate offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences, including a possible 10% federal tax penalty if you are less than 59 1⁄2. Any person considering the purchase of a Certificate in connection with an arrangement described above should first consult a qualified tax advisor with regard to the suitability of the Certificate for such arrangement.

Other Tax Matters

Relationships Not Denominated as Marriage

For federal tax purposes, the Internal Revenue Service has ruled that the term “spouse” does not include an individual who has entered into a registered domestic partnership, civil union, or other similar relationship that is not denominated as a valid marriage entered into under the laws of that jurisdiction. The Company intends to administer the Certificate consistent with this ruling until further guidance is provided. Persons who do not meet the definition of “spouse” under federal tax law may have adverse tax consequences. Please consult a tax adviser for more information on this subject.

CARES Act Relief in 2020

On March 27, 2020, Congress passed the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). Among other provisions, the CARES Act includes temporary relief from certain tax rules applicable to qualified retirement accounts and plans. Required Minimum Distributions. The CARES Act allowed participants and beneficiaries in certain qualified plans and qualified retirement accounts, including Traditional IRAs, SEP IRAs and Roth IRAs, to suspend taking Required Minimum Distributions in 2020, including any initial Required Minimum Distributions for 2019 that would have been due by April 1, 2020.

Additionally, the year 2020 did not count in measuring the five-year post-death distribution period requirement. Any distributions made in 2020 that, but for the CARES Act, would have been a Required Minimum Distribution were instead eligible for rollover and were not subject to the 20% mandatory withholding.

Retirement Plan Distribution Relief. Under the CARES Act, an “eligible participant” was permitted to withdraw up to a total of $100,000 from qualified retirement accounts and certain qualified plans that adopted the provision in 2020, without being subject to the 10% additional tax on early distributions. The Federal income tax on these distributions can be spread ratably over three years and the distributions may be re-contributed during the three-year period following the distribution.

For these purposes, eligible participants are participants who:

•	have been diagnosed with COVID-19,

•	have spouses or dependents diagnosed with COVID-19, or

•	have experienced adverse financial consequences stemming from COVID-19 as a result of

•	being quarantined, furloughed or laid off,

•	having reduced work hours,

•	being unable to work due to lack of child care,

•	the closing or reduction of hours of a business owned or operated by the participant, or other factors determined by the Treasury Department.

Medicare Tax

Distributions from nonqualified annuity contracts will be considered “investment income” for purposes of complying with the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or the entire taxable portion of distributions (e.g., earnings) from a Certificate to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately). We are required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. While distributions from Qualified Accounts are not subject to the tax, such distributions may be includable in income for purposes of determining whether certain Medicare Tax thresholds have been met. Please consult a tax advisor for more information.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has ruled that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to U.S. federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information (but not tax advice) regarding U.S. federal income tax consequences to annuity purchasers that are

U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers who are not U.S. citizens or residents are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation with respect to a Certificate purchase.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a benefit payment from the Certificate is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code, as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the Certificate or benefit payment. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Certificate.

Conversion Offer

We may offer owners of Fixed Contingent Annuity Certificates issued by TALIC (“Existing Certificates”) the option to convert their Existing Certificates for the Certificate described in this prospectus (“New Certificate”). We believe that this conversion should be considered tax-free under section 1035 of the Code. Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity contract for another annuity contract provided that certain requirements are met. As described above, we believe that the Certificates should be treated as annuity contacts under the Code. Thus, we believe any exchange of an Existing Certificate for a New Certificate should qualify as a tax-free exchange under section 1035 of the Code as long as the New Certificate is held by the same Certificate Owner(s) and covers the same Covered Person(s). However, the Internal Revenue Service could take the position that the conversion of the Certificates is a taxable event. Please consult with your tax advisor regarding the tax consequences of a conversion transaction prior to electing to participate in such an offering.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Certificate could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Certificate. We have the right to modify the Certificate in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Certificate and do not intend the above discussion as tax advice.

SECTION 7—MIDLAND NATIONAL LIFE INSURANCE COMPANY [COMPANY WILL GENERALLY FOLLOW THIS FORMAT BUT TO BE UPDATED VIA AMENDMENT]

INFORMATION ABOUT MIDLAND NATIONAL

Generally

We are Midland National Life Insurance Company, a stock life insurance company. We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.” We were reincorporated as a stock life insurance company, in 1909. Our name “Midland” was adopted in 1925. We were re-domesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.

Midland National is a subsidiary of Sammons Financial Group, which is a wholly-owned subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Midland National relies on the exemption from filing reports under the Securities Exchange Act of 1934 provided by Rule 12h-7.

Midland National’s Business

Midland National Life Insurance Company and Subsidiaries (“Midland National” or the “Company”) is a wholly owned subsidiary of Sammons Financial Group, Inc. (“SFG”). SFG is an indirect wholly owned subsidiary of Sammons Enterprises, Inc. (“SEI”). Midland National has three wholly owned subsidiaries. MNL Reinsurance Company (“MNL Re”), Solberg Reinsurance Company (“Solberg Re”) and Canal Reinsurance Company (“Canal Re”) are captive reinsurance companies domiciled in Iowa. Midland National offers individual life and annuity products in 49 states and the District of Columbia. The Company is affiliated through common ownership with North American Company for Life and Health Insurance (“North American”) and Sammons Institutional Group, Inc. (“SIG”).

We develop innovative products and services in order to provide our distribution partners with a comprehensive suite of insurance products and services. We rely on feedback from customers, employees, registered representatives and agents, supplemented with a variety of industry information and customer databases, to develop new products to meet the demands of an evolving market. As a result, in addition to the IIO we are typically expanding product offerings in the rapidly growing indexed annuity and life space with emphasis on multiple indexes and crediting methods as well as innovative lifetime withdrawal features. Our suite of products is balanced across the customer spectrum. We believe our products are conservatively designed to achieve appropriate levels of index-based interest crediting through market cycles. Our complementary suite of product lines is designed to allow us to meet profit targets and growth objectives.

We distribute our products through multiple channels including independent agents, broker-dealers, benefit consultants and third-party marketers. In particular, we intend to continue to leverage the independent distribution channel, which has proven to be an effective model and focus on building relationships with a core group of distribution partners that result in persistency of production.

We strive to maintain profitability of our business over varying interest rate environments by monitoring and managing a close asset and liability duration match. We employ an asset liability management program which includes quarterly projections of asset and liability cash flows over a wide range of interest rate scenarios reflecting dynamic contract holder behavior.

Our operating framework includes a focus on operational efficiency. We intend to continue to focus on expense management and seek to identify opportunities for increased operational efficiency, which we believe should allow us to continue to offer competitively priced products and earn attractive returns.

Competition

The markets for insurance products and retirement solutions are highly competitive. We compete for customers and agents with a large number of other insurers as well as noninsurance financial services companies, such as banks, broker-dealers and investment managers, some of which may have greater financial resources and brand recognition than we do. We believe that competition is affected by various factors, including but not limited to, perceived financial strength and claims-paying ability, ratings, investment performance, size and strength of the agency force, distribution capabilities, commission structure, range of product lines and product quality, price and features, customer service and general reputation.

The level of competition among providers of life insurance, annuities and other retirement solutions products may increase as a result of the continuing consolidation of the financial services industry. Mergers and consolidations could increase, as companies seek to improve their competitive position through increased market share, economies of scale and diversification of products and services.

Financial strength ratings

An insurance company’s claims paying ability and financial strength ratings are an important factor in establishing its competitive position relative to other insurance companies. Ratings are important in maintaining public confidence in us and our ability to market our products. Rating organizations annually review the financial performance and condition of insurers, including Midland National. The current financial strength/claims paying ability ratings for Midland National are set forth in the chart below.

Midland National’s Ratings

Rating Agency	Rating	Outlook
S&P	A+ (Strong)	Stable
A.M. Best	A+ (Superior)	Stable
Fitch	A+	Stable

The ratings are meaningful to current and prospective contract holders and we believe give Midland National a competitive advantage in the Company’s target markets over competitors with lower ratings.

Risk Factors Related to Midland National and Its Business

The operating results of life and annuity insurance companies as reported under statutory accounting principles have historically been subject to significant fluctuations. The financial position and operating results of Midland National are subject to certain risk factors discussed more fully below. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information contained in this prospectus, including our financial statements included elsewhere in this prospectus. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Information.”

The course of the novel coronavirus (COVID-19) pandemic, and responses to it, have been and may continue to be uncertain and difficult to predict, and could materially and adversely affect the Company’s business, results of operations, and financial condition.

Major public health issues, including the novel coronavirus COVID-19 pandemic (the “COVID-19 pandemic”), have caused and may continue to cause a large number of illnesses and deaths. Government authorities and other persons exercising governmental, political, or related authority or influence and other organizations may not effectively respond to the spread and severity of the COVID-19 pandemic, and their actions and the resulting impacts are unpredictable. The ultimate spread, duration, and severity of the COVID-19 pandemic, and of government authorities’ actions to address it, are uncertain, and may persist. Adverse conditions may worsen over time. Actions to respond to the COVID-19 pandemic have reduced and altered economic activity and financial markets. New information about the severity and duration of the COVID-19 pandemic or other public health issues, and government authorities, business, and societal reactions to that information, may increase the severity or duration of the COVID-19 pandemic and its effects. The approval of vaccines being developed in connection with the COVID-19 pandemic, their effectiveness and availability and the distribution and administering of such vaccines remains uncertain, and lower-than-expected effectiveness, inefficient or ineffective distribution and reluctance to take the vaccine may similarly increase the severity or duration of the COVID-19 pandemic and its effects.

The COVID-19 pandemic, and its effect on financial markets, could continue to adversely impact the Company’s investment portfolio. Market volatility may slow or prevent the Company from reacting to market events as effectively as it otherwise could. When the Company sells its investment holdings, it may not receive the prices it seeks, and may sell at a price lower than its carrying value, due to market volatility or other disruptions. Borrowers may delay or fail to pay principal and interest when due, tenants and residents may delay or fail to pay rent according to the terms of their lease and government authorities may delay or place a moratorium on foreclosures, evictions or otherwise impair enforcement actions, affecting the value of the Company’s real estate investments, mortgage-backed securities, and other investments, and the cash flows they produce.

A continued slowdown in U.S. or global economic conditions brought on by the COVID-19 pandemic could adversely affect the values and cash flows of assets in the Company’s investment portfolio, especially if prolonged. Certain asset classes in the Company’s investment portfolio related to commercial real estate or companies in industries that could be most severely impacted by the economic disruption, including, but not limited to, oil and gas, gaming and lodging, retail and airlines, or tied to certain commodities, could suffer significant declines in valuation.

Government authorities’ actions, including activity by the U.S. Federal Reserve and other central banks, in response to the COVID-19 pandemic could cause a sustained low or negative interest rate environment and mean that benefits and expenses are higher than expected, which could adversely affect the Company’s business and financial results.

The COVID-19 pandemic could increase claims under many of the Company’s policies and contracts. The impact of the COVID-19 pandemic on claims in each quarter may be greater than in prior quarters. In addition, an increased number of policyholders and contract holders may have lower income or assets, and may have difficulty paying premiums and fees. Government authorities may require (or suggest) “no lapse” in policy coverage for uncertain or prolonged periods of time, regardless of whether the Company receives premiums or is able to assess fees against policyholder or contract holder account balances. Legal and regulatory responses to the COVID-19 pandemic and related public health issues may also include the extension of insurance coverage beyond the Company’s policy or contract language, and/or changes to insurance policy or annuity contract conditions such as premium grace periods, suspension of cancellations, and extensions of proof of loss deadlines. These changes may cause additional expenses to adjust or override automated notification systems. Government authorities may also purport to change policy coverage, including retroactively, exposing the Company to risks and costs it was unable to foresee or underwrite. The Company may also voluntarily (or in response to requirements, guidance, or pressure) adopt customer accommodations, such as waiving exclusions, forgoing rate increases or implementing lower rate increases than the Company would in the ordinary course of its business, relaxation of claim documentation requirements, premium credit or accommodations for customers experiencing economic or other distress as a result of the COVID-19 pandemic. Policyholders or contract holders seeking sources of liquidity due to COVID-19 pandemic-related economic uncertainty and increased unemployment may withdraw, surrender or take policy loans at greater rates than the Company expected.

As a result of the COVID-19 pandemic, the Company’s cost of reinsurance on future reinsurance agreements could increase, or it may find reinsurance less available.

Policyholders and contract holders may change their behavior in unexpected ways. For example, they may surrender policies or contracts, take withdrawals and policy loans, change their premium payment practices, exercise product options, or take other actions as a result of the COVID-19 pandemic and government authorities’ efforts to respond to it. If policyholder and contract holder lapse and surrender rates significantly exceed the Company’s expectations, it could have a material adverse effect on the Company’s business, financial condition, results of operation, liquidity and cash flows.

The Company has incurred, and may continue to incur, increased administrative and systems expenses as a result of the COVID-19 pandemic and government authorities’ efforts to respond to it. These conditions may affect the Company’s employees, agents, brokers and distribution partners, as well as the workforces of the Company’s vendors, service providers and counterparties. The Company may have difficulties conducting its business, including in selling its products, such as those traditionally sold in person. The Company may face increased workplace safety costs and risks, lose access to critical employees, and face increased employment-related claims and employee relations challenges, each of which may increase when the Company’s employees begin to return to its workplaces. Any of the third parties to whom the Company outsources certain critical business activities may fail to perform as a result of the COVID-19 pandemic or claim that it cannot perform due to a force majeure.

The Company’s risk management, contingency, and business continuity plans may not adequately protect its operations. Continued and prolonged remote work arrangements and other unusual business conditions and circumstances as a result of the COVID-19 pandemic could strain the Company’s business continuity plans, introduce operational risk, increase its cybersecurity risks, and impair its ability to manage its business. Such disruptions to the Company’s business operations can interfere with its issuance or processing of transactions, may interfere with its ability to receive, pickup and process mail and messages, impact its ability to calculate values, or cause other operational or system issues. In addition, the frequency and sophistication of attempts at unauthorized access to the Company’s technology systems and fraud may increase, and COVID-19 pandemic conditions may impair its cybersecurity efforts and risk management. The Company’s efforts to prevent money-laundering or other fraud, whether due to limited abilities to “know its customers,” strains on its programs to avoid and deter foreign corrupt practices, or otherwise, may increase its compliance costs and risk of violations. Furthermore, these disruptions may persist even if the Company’s employees or the employees of intermediaries or other affiliate or third-party service providers are able to work remotely.

The COVID-19 pandemic could affect the Company’s internal controls over financial reporting. The Company has developed, and may continue to develop, new and less-seasoned processes, procedures, and controls to respond to changes in its business environment, including an increase in employees and contractors working remotely from home. If any employees who are key to the Company’s controls become ill from the COVID-19 pandemic and are unable to work, this may affect the Company’s ability to operate its internal controls.

Any uncertainty as a result of any of these events, including, but not limited to, investment portfolio impact, mortality or morbidity rate changes, an increase in expenses, or policyholder or contract holder behavior changes, may require the Company to change its estimates, assumptions, models or reserves. Government authorities may not accurately report population and impact data, such as death rates, infections, morbidity, hospitalization, or illness that the Company uses in its estimates, assumptions, models or reserves.

Any of the direct or indirect effects of the COVID-19 pandemic may cause litigation or regulatory, investor, media, or public inquiries. The Company’s costs to manage and effectively respond to these matters, and to address them in settlement or other ways, may increase.

Any of the events described above have adversely affected, may continue to adversely affect, or may yet adversely affect the economy, financial markets, the Company’s business, its results of operations, or its financial condition. These events could also cause, contribute to, or exacerbate the other risks and uncertainties described herein.

We face risks related to recent increases in incidents of social, civil and political unrest, which could disrupt our operations.

Our business, including our investments, could be adversely affected by recent increases in incidents of social, civil and political unrest taking place in the U.S. and elsewhere. There can be no assurance as to when such civil unrest will end or that it will not escalate in the future. Any continuation or future escalation in such civil unrest, or a failure to restore public and social order by the governmental authorities in affected markets, could adversely affect the security and stability of the localities in which we operate, which could disrupt our operations, or the security and stability of the obligors on our investments. Any such impacts could increase the default rate, or negatively affect the carrying value, of such investments, which could have a material adverse effect on our business, financial condition and results of operations.

If difficult conditions in the global capital markets and the economy generally persist, they may materially adversely affect our business and results of operations.

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Stressed conditions, volatility and disruptions in financial asset classes or various markets, including global capital markets, can have an adverse effect on us, in part because we have a large investment portfolio and our insurance liabilities are sensitive to changing market factors. Global market factors, including interest rates, credit spreads, equity prices, equity market volatility, economic uncertainty, real estate markets, consumer spending, business investment, government spending, the volatility and strength of the capital markets, deflation, inflation, counterparty risks, changes in laws or regulations (including laws relating to the financial markets generally or the taxation or regulation of the insurance industry), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including governmental instability, wars, terrorist acts or security operations) can all affect our financial condition, as well as the volume, profitability and results of our business operations, either directly or by virtue of their impact on the business and economic environment generally and on general levels of economic activity, employment and customer behavior specifically. Disruptions in one market or asset class can also spread to other markets or asset classes. Upheavals in the financial markets can also affect our financial condition (including our liquidity and capital levels) as a result of mismatched impacts on the value of our assets and our liabilities.

At times, throughout the past several years, volatile conditions have characterized financial markets. Significant market volatility, and government actions taken in response thereto, may exacerbate some of the risks we face. For example, political uncertainties in Europe, in particular due to the United Kingdom leaving the EU, known as Brexit, remain a long-term threat to global capital markets.

In addition, a severe pandemic, such as the COVID-19 pandemic, or a different catastrophic event may cause significant volatility in global financial markets, disruptions to commerce and reduced economic activity. The resulting macroeconomic conditions could materially and adversely affect the Company’s cash flows, as well as the value and liquidity of its invested assets. The Company may experience operational disruptions if its employees are unable or unwilling to come to work due to a pandemic or other catastrophe. The Company has developed contingency plans to reduce the risk of operational disruptions. Despite these measures, the Company may still be exposed to significant losses in the event of a pandemic or other catastrophe. See “—The course of the novel coronavirus (COVID-19) pandemic, and responses to it, are uncertain and difficult to predict, and could materially and adversely affect the Company’s business, results of operations, and financial condition.”

To the extent these uncertain financial market conditions persist, our revenues and net investment income are exposed to these risks and may be adversely affected as a result. Similarly, sustained periods of low interest rates could cause our profit margins to erode. Also, in the event of extreme prolonged market events, such as a global credit crisis, we could incur significant capital and/or operating losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are also exposed to risks associated with the potential financial instability of our customers, whether individual or institutional, many of whom may be adversely affected by the volatile conditions in the capital markets. Due to the macro-economic challenges currently affecting the economy of the U.S. and other parts of the world, customers may experience serious cash flow problems and other financial difficulties. As a result, they may modify, delay, or cancel plans to purchase our products, or may make changes in the mix of products purchased that are unfavorable to us. Any inability of current and/or potential customers to pay for our products may adversely affect our earnings and cash flow.

In addition, we are susceptible to risks associated with the potential financial instability of the vendors on which we rely to provide services or to whom we delegate certain functions. The same conditions that may affect our customers also could adversely affect our vendors, causing them to significantly and quickly increase their prices or reduce their output. Our business depends on our ability to perform, in an efficient and uninterrupted fashion, our necessary business functions, and any interruption in the services provided by third parties could also adversely affect our cash flow, profitability, and financial condition.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, our access to capital and our cost of capital.

The capital and credit markets may be subject to periods of extreme volatility and disruption, which could cause our liquidity and credit capacity to be limited.

We need liquidity to pay our operating expenses, maintain our securities lending activities and replace maturing liabilities. Without sufficient liquidity, we could be forced to curtail our operations, and our business and financial results may suffer.

In the event market or other conditions have an adverse impact on our capital and liquidity and our current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors, such as the then current market conditions, regulatory considerations, availability of credit to us and the financial services industry generally, our credit ratings and credit capacity, and the perception of our customers and lenders regarding our long- or short-term financial prospects if we incur large operating or investment losses or if the level of our business activity decreases due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Our internal sources of liquidity may prove to be insufficient and, in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Our liquidity requirements may change if, among other things, we are required to return significant amounts of cash collateral on short notice under our securities lending requirements.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital needed to operate our business, most significantly in our insurance company subsidiaries. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy regulatory capital requirements; and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue different types of securities than we would have otherwise, less effectively deploy such capital, issue shorter tenor securities than we prefer, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by disruptions in the financial markets.

We are exposed to significant financial and capital markets risks that may adversely affect our results of operations, financial condition and liquidity, and may cause our net investment income to vary from period to period.

We are exposed to significant financial and capital markets risks, including changes in interest rates, credit spreads, equity prices, real estate markets, market volatility, global economic performance in general, the performance of specific obligors, including governments, included in our investment portfolio and other factors outside our control.

Interest rate risk. Some of our products, principally life insurance and fixed annuities, expose us to the risk that changes in interest rates will reduce our investment margin or “spread,” or the difference between the amounts that we are obligated to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support obligations under such contracts. Our spread is a key component of our net income.

During periods when interest rates are low, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our investment margin. Moreover, during periods when interest rates are low, borrowers may prepay or redeem fixed income securities and mortgage loans in our investment portfolio with greater frequency in order to borrow at lower market rates, thereby exacerbating this risk. Although lowering interest crediting rates can help offset decreases in spreads on some products, our ability to lower these rates could be limited by competition or contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative.

A decline in market interest rates could also reduce our return on investments that do not support particular policy obligations. During periods of sustained lower interest rates, policy liabilities may not be sufficient to meet future policy obligations and may need to be strengthened. Accordingly, declining and sustained lower interest rates may materially affect our results of operations, financial position and cash flows and significantly reduce our profitability.

Increases in market interest rates could also negatively affect our profitability. In periods of rapidly increasing interest rates, we may not be able to replace, in a timely manner, the investments in our general account with higher yielding investments needed to fund the higher crediting rates necessary to keep interest sensitive products competitive. We, therefore, may have to accept a lower spread and, thus, lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In addition, policy loans, surrenders and withdrawals may tend to increase as contract holders seek investments with higher perceived returns as interest rates rise. This process may result in cash outflows requiring that we sell investments at a time when the prices of those investments are adversely affected by the increase in market interest rates, which may result in realized investment losses. An increase in market interest rates could also have a material adverse effect on the value of our investment portfolio, for example, by decreasing the estimated fair values of the fixed income securities that comprise a substantial portion of our investment portfolio.

We are also affected by the monetary policies of the Federal Reserve Board. In March 2020, in response to the COVID-19 pandemic, the Board of Governors of the Federal Reserve Board lowered the target range for the benchmark federal funds rate to almost zero. Further changes to the interest rate in response to economic conditions could generate volatility in debt and equity markets, including increases in interest rates and associated declining values on fixed income investments. As the Federal Reserve Board moves towards normalizing monetary policy and moving short-term interest rates higher from their lower levels, the central bank may adversely affect prospects for continued economic recovery with little room for incremental monetary accommodation. The actions of the Federal Reserve Board may have an impact on the pricing levels of risk-bearing investments, and may adversely impact the level of product sales.

Although we take measures to manage the economic risks of investing in a changing interest rate environment, we may not be able to mitigate the interest rate risk of our fixed income investments relative to our liabilities.

Credit Spreads. Our exposure to credit spreads primarily relates to market price volatility and cash flow variability associated with changes in such spreads. Market volatility can make it difficult to value certain of our securities if trading becomes less frequent. In such case, valuations may include assumptions or estimates that may have significant period-to-period changes, which could have a material adverse effect on our results of operations or financial condition. If there is a resumption of significant volatility in the markets, it could cause changes in credit spreads and defaults and a lack of pricing transparency which, individually or in tandem, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Equity Risk. Our primary exposure to equity risk relates to the potential for lower earnings associated with certain of our businesses where fee income is earned based upon the estimated fair value of the assets under administration. Downturns and volatility in securities markets can have an adverse effect on the revenues and investment returns from our investment products and services.

In addition, we invest a portion of our investments in leveraged buy-out funds, hedge funds and other private equity funds. The amount and timing of net investment income from such funds tends to be uneven as a result of the performance of the underlying investments. The timing of distributions from such funds, which depends on particular events relating to the underlying investments, as well as the funds’ schedules for making distributions and their needs for cash, can be difficult to predict. Significant volatility could adversely impact returns and net investment income on these alternative investment classes. In addition, the estimated fair value of such investments may be impacted by downturns or volatility in securities markets.

Real Estate Risk. Our primary exposure to real estate risk relates to residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”) and residential and commercial mortgage loans. Our exposure to these risks stems from various factors, including real estate supply and demand and interest rate fluctuations. General economic conditions and the recovery rate in the real estate sectors will continue to influence the performance of these investments. These factors, which are beyond our control, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Credit Risk. There is a risk that issuers of our investments may default or that other parties may not be able to pay amounts due to us and our subsidiaries. We manage our investments to limit credit risk by diversifying our portfolio among various security types and industry sectors. In addition, we take into account default risk in our product pricing. Although we believe that we carefully manage these risks, there can be no guarantee that credit risk will be managed successfully in all situations. Any failure to successfully manage credit risk could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Our participation in securities lending programs and a repurchase program subjects us to potential liquidity and other risks.

We participate in a repurchase program, which is considered part of a securities lending program, whereby we sell fixed income securities to third-party repurchase counterparties, primarily major brokerage firms and commercial banks, with a concurrent agreement to repurchase those same securities at a determined future date. Our policy requires that, at all times during the term of the repurchase agreements, cash or other types of collateral provided are sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under the repurchase program are typically invested in fixed income securities and cannot be returned prior to the scheduled repurchase date; however, market conditions on the repurchase date may limit our ability to enter into new agreements. The repurchase of securities or our inability to enter into new repurchase agreements would require us to return the cash collateral proceeds associated with such transactions on the repurchase or maturity date.

For repurchase transactions, in some cases, the maturity of the securities held as invested collateral (i.e., securities that we have purchased with cash collateral received) may exceed the term of the related securities under repurchase agreements and the estimated fair value may fall below the amount of cash received as collateral and invested. If we are required to return significant amounts of cash collateral on short notice and we are forced to sell securities to meet the return obligation, we may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both. In addition, under adverse capital market and economic conditions, liquidity may broadly deteriorate, which would further restrict our ability to sell securities. If we decrease the amount of our securities lending and repurchase activities over time, the amount of net investment income generated by these activities will also likely decline.

Also, Iowa law limits the amount of securities lending (which encompasses our repurchase program) to 10% of the relevant insurance company’s legal reserve (the net present value of all outstanding policies and contracts involving life contingencies). As of December 31, 2020, Midland National’s securities lending was 9.0% of its legal reserves. If this limitation was reduced to a lower percentage, our investment income would be reduced and we might be forced to liquidate investment assets to address ongoing cash requirements. However, we are not currently aware of any pending legislation or initiatives to amend the relevant statute.

We may have difficulty selling certain holdings in our investment portfolio in a timely manner and realizing full value given their illiquid nature.

There may be a limited market for certain investments we hold in our investment portfolio, making them relatively illiquid. These include privately-placed fixed maturity securities, mortgage loans, policy loans, leveraged leases, equity real estate, such as real estate joint ventures and funds, and other limited partnership interests. In recent years, even some of our very high quality investments experienced reduced liquidity during periods of market volatility or disruption. If we were forced to sell certain of our investments during periods of market volatility or disruption, market prices may be lower than our carrying value in such investments. In the event of a forced sale, accounting guidance requires the recognition of a loss for securities in an unrealized loss position and may require the impairment of other securities based on our ability to hold those securities, which would negatively impact our financial condition. This could result in realized losses which could have a material adverse effect on our net income and financial position.

The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially impact our business, financial condition and results of operations.

The determination of the amount of allowances and impairments vary by investment type and is based on our periodic case-by-case evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. Such evaluations and assessments can change significantly from period to period, especially in times of high market volatility. There can be no assurance that management has accurately assessed the level of impairments taken and allowances reflected in the financial statements. Furthermore, additional impairments may need to be taken or allowances provided for in the future. Historical trends may not be indicative of future impairments or allowances.

LIBOR is being discontinued as a floating rate benchmark, though not all aspects of the discontinuation are certain; the discontinuation has affected and will continue to affect financial markets generally and may also affect our operations, finances and investments specifically.

As a result of longstanding regulatory initiatives, LIBOR is being discontinued as a floating rate benchmark. The date of discontinuation will vary depending on the LIBOR currency and tenor. New LIBOR contracts are generally not expected to be entered into after December 31, 2021. Many existing LIBOR contracts will transition to another benchmark after June 30, 2023 or, in some cases, after December 31, 2021, although those transition dates may occur earlier, as described below (including as a result of the particular contractual terms for a given contract).

LIBOR has been the principal floating rate benchmark in the financial markets, and its discontinuation has affected and will continue to affect the financial markets generally and may also affect our operations, finances and investments specifically, as described below.

The UK Financial Conduct Authority (the “FCA”) is the regulator of the LIBOR administrator, which is ICE Benchmark Administration Limited (“IBA”). On March 5, 2021, the FCA announced that LIBOR settings will cease to be provided by any administrator or will no longer be representative after specified dates, which will be:

•	June 30, 2023, in the case of the principal U.S. dollar LIBOR tenors (overnight and one, three, six and 12 months); and

•	December 31, 2021, in all other cases (i.e., one week and two month U.S. dollar LIBOR and all tenors of non-U.S. dollar LIBOR).

The FCA’s announcement and a related announcement made by IBA on March 5, 2021 are referred to herein as the “FCA/IBA Announcements.”

As to any particular LIBOR-based security or obligation, the actual transition from LIBOR to another reference rate will generally require two separate events to occur. The first event includes the FCA/IBA Announcements; the second event is the occurrence of a contractually defined benchmark replacement date. Although most benchmark replacement dates will correspond to the dates above, some may not, depending on the relevant contractual terms, as a result of which actual transition dates in particular cases may vary.

The FCA has power under the UK benchmarks regulation to compel IBA to continue publishing LIBOR after the date on which IBA would otherwise have ceased doing so. In October 2020, the UK government introduced to Parliament legislation that would give the FCA additional regulatory powers related to the LIBOR discontinuation. That legislation has not been adopted. The proposed new regulatory powers under the legislation would enable the FCA to require changes to LIBOR, including changes to its methodology, in certain circumstances. The FCA has announced that it will consider using its powers (as proposed to be amended) to require continued publication, on a “synthetic basis,” of the principal U.S. dollar LIBOR settings for a further period after June 30, 2023. However, the FCA has also stated that any LIBOR settings published on a synthetic basis will no longer be representative for purposes of the UK benchmarks regulation. Accordingly, even if certain LIBOR settings continue on a synthetic basis, they are likely to have limited relevance to the financial markets generally and to us in particular.

In the U.S., there have been various efforts to identify a set of alternative reference interest rates for LIBOR. The market has generally coalesced around recommendations from the Alternative Reference Rates Committee (the “ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York. The ARRC has recommended that U.S. dollar LIBOR be replaced by the Secured Overnight Financing Rate (“SOFR”) plus, in the case of existing LIBOR contracts and obligations, a spread adjustment. As a consequence of the FCA/IBA Announcements, the spread adjustments for different tenors of U.S. dollar LIBOR have been set.

Although the foregoing reflects the likely timing and certain details of the LIBOR discontinuance, there is no assurance that LIBOR, of any particular currency and tenor, will continue to be published until any particular date or in any particular form.

The FCA and certain U.S. regulators have emphasized that, despite expected publication of U.S. dollar LIBOR through June 30, 2023, no new contracts using U.S. dollar LIBOR should be entered into after December 31, 2021.

Financial markets, particularly the trading market for LIBOR-based obligations, may be adversely affected by the discontinuation of LIBOR, the remaining uncertainties regarding its discontinuation, the alternative reference rates that will be used when LIBOR is discontinued (including SOFR) and other reforms related to LIBOR. There is no assurance that SOFR, as modified by an applicable spread adjustment, will be the economic equivalent of U.S. dollar LIBOR. SOFR-based rates will differ from U.S. dollar LIBOR, and the differences may be material.

We are continuing to evaluate the potential impact of the LIBOR transition and the establishment of an alternative reference rate, and we cannot predict what impact any related changes may have on our business, results of operations and financial condition.

Defaults on commercial mortgage loans and volatility in performance may adversely affect our business, financial condition and results of operations.

Commercial mortgage loans face heightened delinquency and default risk due to economic conditions which have had a negative impact on the performance of the underlying collateral, resulting in declining values and an adverse impact on the obligors of such instruments. An increase in the default rate of our commercial mortgage loan investments could have an adverse effect on our business, financial condition and results of operations.

In addition, the carrying value of commercial mortgage loans is negatively impacted by such factors. The carrying value of commercial mortgage loans is stated at outstanding principal less any loan loss allowances recognized. Considerations in determining allowances include, but are not limited to, the following: (i) declining debt service coverage ratios and increasing loan to value ratios; (ii) bankruptcy filings of major tenants or affiliates of the borrower on the property; (iii) catastrophic events at the property; and (iv) other subjective events or factors, including whether the terms of the debt will be restructured. There can be no assurance that management’s assessment of loan loss allowances on commercial mortgage loans will not change in future periods, which could lead to investment losses.

GPIM manages the majority of our portfolio pursuant to broad authority and we do not approve each investment decision made by GPIM, which could result in investment returns that are substantially below expectations or that result in losses.

The majority of our portfolio is managed externally, by an affiliated company, Guggenheim Partners Investment Management, LLC (“GPIM”). Our investment portfolio adheres to investment guidelines and policies and risk limits, however our advisor is allowed considerable discretion within the context of an Enterprise Risk Management (“ERM”) overlay as well as other compliance measures authorized by our Investment Committee, of which our investment manager is not a member. The discretion afforded to GPIM may result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Our historical investment performance should not be considered as indicative of future results of our investment portfolio.

The terms of our arrangement with GPIM may be more favorable than we would be able to obtain from an unaffiliated third-party and, as a result, we may be unable to replace the services that GPIM provides us on comparable terms.

Given that our ultimate parent company, Sammons Enterprises, indirectly owns a minority stake in GPIM’s parent company, we have been able to obtain certain pricing-related concessions from GPIM with respect to the investment management services it provides us. Although we expect to maintain a long-term relationship with GPIM, there can be no assurance that such relationship will be maintained. In the event that Sammons Enterprises sells its equity interest in GPIM’s parent company or we otherwise have an unaffiliated third party provide us with these services, we may not be able to obtain these services on terms and conditions, including cost, as favorable as those as we have historically obtained from GPIM.

Exposure to limited partnerships investments could adversely affect our investment portfolio.

As of December 31, 2020, we owned $1,072 million of investments in limited partnerships. As of December 31, 2020, we had future funding commitments relating to limited partnerships of $832 million. These investments consist primarily of domestic and international venture capital, mezzanine debt funds, hedge funds and other miscellaneous equity investments. These investments may produce investment income which fluctuates from period to period and is less predictable and more variable than may be the case with more conventional asset classes. In addition, many of these assets have limitations on redemptions and trading, which may cause them to be substantially less liquid than more conventional asset classes, such as publicly traded fixed income securities and equities.

If we do not appropriately structure our hedges in relation to our anticipated liabilities, our ability to conduct our businesses could be adversely affected.

We actively seek to hedge our securities market exposure, including exposure through the writing of indexed annuity products and indexed universal life products. Our ability to measure and manage risk and to implement our investment strategy and hedging arrangements is crucial to our success. If we do not properly structure such hedges to meet our expected liabilities, we could be forced to liquidate investments in order to pay any difference between the amount paid under the hedges and the amounts due for such liabilities, which could have an adverse impact on our financial condition or results of operations.

The success of our investment strategy and hedging arrangements will also be affected by general economic conditions. These conditions may cause volatile interest rates and securities markets, which in turn could increase the cost of hedging. Volatility or illiquidity in the markets could significantly and negatively affect our ability to appropriately execute our hedging strategies.

A downgrade or a potential downgrade in Midland National’s financial strength ratings could harm our competitive position.

Rating agencies regularly review the financial performance and condition of insurers, including Midland National. The current financial strength/claims paying ability ratings for Midland National as assigned by S&P, A.M. Best and Fitch were A+ (Strong), A+ (Superior) and A+, respectively. These ratings indicate a rating agency’s view of our ability to meet the obligations applicable to our in-force insurance contracts.

The rating agencies assign ratings based upon consideration of several qualitative and quantitative factors, including the rated company’s operating performance and investment results, products, risk profile, and capital resources. The rating agencies may also consider factors that may be outside of the rated company’s control, including changes in general economic conditions or their sentiment towards a particular industry. A downgrade in the ratings of Midland National could have an adverse effect on our business, financial condition and results of operations. In addition, a downgrade in the ratings of Midland National could adversely affect, among other things, (a) its ability to sell certain of its products, (b) the rate of contract surrenders and withdrawals and (c) the return on the insurance and annuity products it issues and, ultimately, the results of its operations. In addition, there can be no assurance that a rating will be maintained for any given period of time or that a rating will not be lowered or withdrawn in its entirety.

We cannot predict what actions rating agencies may take in the future that could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without any notice by any rating agency, and any such downgrade could adversely affect our business, financial condition and results of operations.

We may not be able to mitigate the reserve strain associated with Regulation 830 and NAIC Actuarial Guideline 38, potentially resulting in a negative impact on our capital position or in a need to increase prices and/or reduce sales of term or universal life products.

The NAIC Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation 830” or “Model #830,” requires insurers to establish additional statutory reserves for certain term life insurance policies with long-term premium guarantees and for certain universal life policies with secondary guarantees. In addition, NAIC Actuarial Guideline 38 (“AG38”) clarifies the application of Model #830 with respect to certain universal life insurance policies with secondary guarantees. Many of our term insurance products and an increasing number of our universal life insurance products are affected by Model #830 and AG38, respectively. The application of both Model #830 and AG38 involves numerous interpretations. At times, there may be differences of opinion between management and state insurance departments regarding the application of these and other actuarial standards. Such differences of opinion may lead to a state insurance regulator requiring greater reserves to support insurance liabilities than management estimated.

Model # 830 and AG38 require Midland National to establish statutory reserves for applicable term and universal life products at a level that exceeds what the company’s actuarial assumptions for the applicable business would otherwise require. We have implemented, and may implement in the future, reinsurance and capital management actions to mitigate the capital impact of Model #830 and AG38, including the use of letters of credit and the implementation of other transactions that provide acceptable collateral to support the reinsurance of the liabilities to wholly owned reinsurance captives or to third-party reinsurers. These arrangements are subject to review by state insurance regulators.

As of January 1, 2015, our insurance company subsidiaries became subject to a new actuarial guideline, NAIC Actuarial Guideline 48 (“AG48”), that affects the types of assets insurance companies can use in captive reinsurance companies to back the reserves they hold for term and universal life products. Specifically, AG48 prescribes an actuarial method to determine the portion of the assets held to support reserves for certain term and universal life policies that must be “primary securities,” which are defined as cash and securities rated by the Securities Valuation Office of the NAIC (subject to some limited exceptions) or, in limited cases, certain other assets. AG48 provides that reserves in excess of those calculated with the prescribed actuarial method may be supported or financed with a broader range of assets, referred to as “other securities.” AG48 applies to certain term and universal life insurance policies written from and after January 1, 2015, or written prior to January 1, 2015, but not included in a captive reinsurer financing arrangement as of December 31,

2014. The NAIC adopted a revised Credit for Reinsurance Model Law in January 2016 and the Term and Universal Life Insurance Reserve Financing Model Regulation in December 2016 to replace AG48. Effective July 1, 2017, Iowa substantially adopted the revised Credit for Reinsurance Model Law. Effective January 10, 2018, Iowa substantially adopted the Term and Universal Life Insurance Reserve Financing Model Regulation, replacing AG48 for Iowa ceding insurers.

We cannot provide assurance that there will not be regulatory challenges to the reinsurance and capital management actions we have taken to date, or those we may take in the future, or that acceptable collateral obtained through such transactions will continue to be available or available on a cost-effective basis. The result of those potential challenges, as well as the inability to obtain acceptable collateral, could require us to increase statutory reserves, incur higher operating and/or tax costs or reduce sales.

Certain of the reserve financing facilities we have put in place will mature prior to the run off of the liabilities they support. As a result, we cannot provide assurance that we will be able to continue to implement actions either to mitigate the impact of Model #830, AG38 and AG48 on future sales of term and universal life insurance products or maintain collateral support related to our captives or existing third-party reinsurance arrangements to which one of our captive reinsurance subsidiaries is a party. If we are unable to continue to implement those actions or maintain existing collateral support, we may be required to increase statutory reserves or incur higher operating costs than we currently anticipate. Because term and universal life insurance are particularly price-sensitive products, any increase in premiums charged on these products to compensate us for the increased statutory reserve requirements or higher costs of reinsurance may result in a significant loss of volume and materially and adversely affect our life insurance business.

Changes in regulations relating to reserves, such as implementation of principle-based reserving, could adversely impact our results of operations.

There have been recent regulatory changes to life insurance reserve calculations. On January 1, 2017, the principle-based approach to life insurance company reserves became effective, with a three-year phase-in period, for all new life insurance products issued on or after such date, excluding pre-need products. Principle-based reserving went into effect on January 1, 2020 for new life insurance products. Principle-based reserving does not apply to policies in force prior to January 1, 2017. The NAIC designed principle-based reserving to tailor reserves to specific products, and it applies to all of the life insurance products currently issued by our life insurance company subsidiaries other than pre-need. As compared to the prescriptive reserving approach applicable to life products written prior to January 1, 2017, principle-based reserving gives greater credence to the insurer’s past experience, anticipated future experience and current economic conditions. Accordingly, and in contrast to the prescriptive approach, certain assumptions regarding economic conditions, mortality and policyholder behavior will no longer be required to remain constant and may be updated. As a result, principle-based reserving may cause fluctuations to the amount of reserves held by our life insurance company subsidiaries. We applied principle-based reserving to a small block of term polices in 2019, and we have applied principle-based reserving to all new individual life business issued January 1, 2020 and later. Principle-based reserving will not affect reserves held by our life insurance company subsidiaries for policies in-force prior to January 1, 2017. We cannot predict whether or in what form additional reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect the reported financial position or operations of our insurance company subsidiaries.

A significant portion of our institutional funding is obtained from a Federal Home Loan Bank, which subjects us to liquidity risks associated with sourcing a large concentration of our funding from one counterparty.

A significant portion of our institutional funding is obtained from the FHLB, which primarily serves as a source of funding to complement our securities lending program. As of December 31, 2020, we had $3.1 billion of FHLB borrowings outstanding. Should the FHLB choose to change its definition of eligible collateral, or if the market value of the pledged collateral decreases in value due to changes in interest rates or credit ratings, we may be required to post additional amounts of collateral in the form of cash or other eligible collateral. Additionally, we may be required to find other sources to replace this funding if we lose access to the FHLB funding. This could occur if our creditworthiness falls below either of the FHLB’s requirements or if legislative or other political actions cause changes to the FHLB’s mandate or to the eligibility of life insurance companies to be members of the FHLB system.

Our products and services are complex and are frequently sold through intermediaries, and a failure to properly perform services or the misrepresentation of our products or services could have an adverse effect on our revenues and income.

Many of our products and services are complex and are frequently sold through intermediaries. In particular, our insurance businesses are reliant on intermediaries to describe and explain our products to their potential customers, and although we take precautions to avoid this result, such intermediaries may be deemed to have acted on our behalf. The intentional or unintentional misrepresentation of our products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary, could result in liability for us and have an adverse effect on our reputation and business prospects, as well as lead to potential regulatory actions or litigation.

The insurance business is a heavily regulated industry and changes in state and federal regulation may affect our profitability.

We are subject to regulation under applicable insurance statutes, including insurance holding company statutes, in the various states in which Midland National transacts business. Midland National is domiciled in Iowa and is licensed to transact its insurance business in, and is subject to regulation and supervision by, insurance regulators in all U.S. states and territories, except New York and American Samoa. The ability of Midland National to continue to conduct its business is dependent upon the maintenance of its licenses in these various jurisdictions.

State insurance laws regulate most aspects of Midland National’s insurance business. Insurance regulatory authorities in the United States have broad administrative powers with respect to, among other things:

•	licensing companies and agents to transact business;

•	calculating the value of assets to determine compliance with statutory requirements;

•	mandating certain insurance benefits;

•	regulating certain premium rates;

•	reviewing and approving policy forms;

•	regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

•	establishing and revising statutory capital and reserve requirements and solvency standards;

•	fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

•	approving future rate increases;

•	approving changes in control of insurance companies;

•	restricting the payment of dividends and other transactions between affiliates; and

•	regulating the types, amounts and valuation of investments.

These laws and regulations affecting the insurance industry are complex and subject to change. Moreover, they are administered and enforced by a number of different regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”), the U.S. Department of Labor (the “DOL”), the U.S. Department of Justice, and state attorneys general, each of which exercises a degree of interpretive latitude. In some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit contract holders rather than shareholders or holders of other securities of insurance companies or their holding companies. These laws and regulations may in some respects limit our insurance company subsidiaries’ ability to grow and improve the profitability of their businesses.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, can be made for the benefit of the consumer, or for other reasons, at the expense of the insurer, and thus could have an adverse effect on the financial condition and results of operations of our insurance company subsidiaries. Midland National cannot guarantee that the impact of any NAIC recommendations or proposed or future legislation or rule-making in the U.S. or elsewhere will not have an adverse effect on the results of operations or financial condition of our insurance company subsidiaries.

As increased scrutiny has been placed upon the insurance regulatory framework, a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. In December 2010, the NAIC adopted amendments to the Insurance Holding Company System Regulatory Act and Model Regulation (the “Amended Holding Company Model Act”). The Amended Holding Company Model Act introduced the concept of “enterprise risk” within an insurance holding company system. The Amended Holding Company Model Act imposes more extensive informational requirements on parents and other affiliates of licensed insurers with the purpose of protecting the licensed companies from enterprise risk, including requiring an annual enterprise risk report by the ultimate controlling person identifying the material risks within the insurance holding company system that could pose enterprise risk to the licensed companies. In September 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act, which requires insurers to maintain a framework for identifying, assessing, monitoring, managing and reporting on the “material and relevant risks” associated with the insurer’s (or insurance group’s) current business plans. Under the ORSA Model Act, certain insurers must undertake an internal risk management review no less often than annually (but also at any time when there are significant changes to the risk profile of the insurer or its insurance group) in accordance with the ORSA Guidance Manual adopted by the NAIC, and prepare a summary report (“ORSA Report”) assessing the adequacy of the insurer’s risk management and capital in light of its current and future business plans. The ORSA Report is filed with a company’s lead state regulator and will be available to other domiciliary regulators within the holding company system. In November 2014, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and Model Regulation (together, the “Corporate Governance Model Act”), which require an insurer to provide an annual disclosure regarding its corporate governance practices to its domestic regulator and lead state regulator. As adopted by the NAIC, the requirements of the Corporate Governance Model Act were effective January 1, 2016, with the first annual disclosure due by June 1, 2016. In December 2014, the NAIC promulgated additional amendments to the Amended Holding Company Model Act (the “Revised Amended Holding Company Model Act”) for consideration by the various states that address the authority of an insurance commissioner to act as the group-wide supervisor for an internationally active insurance group or to acknowledge the authority of another regulatory official, from another jurisdiction, to so act.

Each of the Amended Holding Company Model Act, the ORSA Model Act, the Corporate Governance Model Act and the Revised Amended Holding Company Model Act must be adopted by the individual states for the new requirements to apply to U.S. domestic insurers, and specifically in Iowa for the changes to apply to our insurance company subsidiaries. Iowa has substantially adopted the Amended Holding Company Model Act, the ORSA Model Act, the Corporate Governance Model Act and the Revised Amended Holding Company Model Act.

In February 2020, the NAIC adopted changes to the Suitability in Annuity Transactions Model Regulation (the “SAT Model Regulation”). The changes to the SAT Model Regulation must be adopted by the individual states for the new requirements to apply to U.S. domestic insurers. Iowa has substantially adopted the changes to the SAT Model Regulation. The changes to the SAT Model Regulation enhance consumer protections related to annuity sales and require a producer to act in a customer’s best interest when making a recommendation to buy an annuity. To meet this standard a producer must not place his or her own financial interest ahead of the consumer’s and the producer must also satisfy four key obligations of care, disclosure, conflict of interest, and documentation.

Although the federal government currently does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, financial services regulation, securities regulation and federal taxation, can significantly and adversely affect the insurance business.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) was enacted and signed into law. The Dodd-Frank Act made extensive changes to the laws regulating the financial services industry and required various federal agencies to adopt a broad range of new rules and regulations. Changes in general political, economic or market conditions, including as a result of the most recent U.S. presidential and congressional elections, could affect the scope, timing and final implementation of the Dodd-Frank Act. We cannot predict if or when future legislation or administrative guidance will be enacted or issued or what impact any changing regulation may have on our business, our customers or the insurance and financial services industries.

Among other things, the Dodd-Frank Act imposed a comprehensive new regulatory regime on the over-the-counter (“OTC”) derivatives marketplace. Title VII of the Dodd-Frank Act (“Title VII”) subjected “swap dealers”, “major swap participants”, “security-based swap dealers” and “major security-based swap participants” (each as defined in the legislation and further clarified by the rulemaking) to registration and substantial supervision and regulation, including capital standards, margin requirements, business conduct standards, recordkeeping and reporting requirements. Title VII also requires central clearing for certain derivatives transactions that the U.S. Commodities Futures Trading Commission (“CFTC”) determines must be cleared and are accepted for clearing by a “derivatives clearing organization” (subject to certain exceptions) and that certain transactions subject to the mandatory clearing requirement be executed on a regulated exchange or swap execution facility. Title VII also provided the CFTC with authority to impose position limits across markets, including the swap market. The ongoing implementation and finalization of the Title VII requirements and its related regulations may adversely affect our ability to hedge risks associated with our business, including our fixed index annuity business, by increasing the costs of, imposing regulatory restrictions on, or reducing liquidity for derivatives transactions that we use to hedge such risks. Further, centralized clearing of derivatives transactions exposes us to concentrated risk of default by a clearinghouse with respect to our cleared derivative transactions.

The Dodd-Frank Act also established the Financial Stability Oversight Council (the “FSOC”) and authorized the FSOC to designate non-bank financial companies as systemically important financial institutions (“SIFIs”), thereby subjecting them to enhanced prudential standards and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve”). The prudential standards for non-bank SIFIs include enhanced RBC requirements, leverage limits, liquidity requirements, single counterparty exposure limits, governance requirements for risk management, stress test requirements, special debt-to-equity limits for certain companies, early remediation procedures, and recovery and resolution planning. MNL is above the initial quantitative threshold for treatment as a non-bank SIFI (total consolidated assets of $50 billion, including the assets of its subsidiaries). If the FSOC were to designate SFG as a non-bank SIFI, SFG would become subject to certain of these enhanced prudential standards. There are currently no such non-bank financial companies designated by FSOC as “systemically significant.”

On April 21, 2017, the President of the U.S. issued an executive memorandum to the Secretary of the U.S. Department of the Treasury (the “Treasury Department”), directing the Secretary of the Treasury Department to conduct a review of, and report to the President regarding, FSOC processes and imposing a temporary moratorium on non-emergency SIFI determinations and designations pending completion of such review and receipt of such report. The requested report, which the Treasury Department published on November 17, 2017, recommends significant changes to the FSOC processes for making SIFI determinations and designations. The Economic Growth, Regulatory Relief, and Consumer Protection Act, which became effective May 24, 2018, made limited changes to Title I of the Dodd-Frank Act but did not make many of the changes recommended in the Treasury Department report. In December 2019, the FSOC released final interpretive guidance regarding a revised process for designating non-bank SIFIs that incorporates an activities-based approach to risk assessment. Pursuant to such guidance, the FSOC will pursue entity-specific determinations only if a potential risk or threat cannot be addressed through the activities-based approach. In addition, it is possible that, as a result of the most recent U.S. presidential election, the FSOC may take a more active approach in the coming years with respect to the designation of non-bank SIFIs. As a result, there is considerable uncertainty as to the future of determination of non-bank SIFIs, and whether the Company could be designated a SIFI.

The Dodd-Frank Act also established a Federal Insurance Office (the “FIO”) within the Treasury Department. The Dodd-Frank Act authorizes the FIO to assist the Secretary of the Treasury Department in negotiating covered agreements. A covered agreement is an agreement between the U.S. and one or more foreign governments, authorities or regulatory entities, regarding prudential measures with respect to insurance or reinsurance. The FIO is further charged with determining, in accordance with the procedures and standards established under the Dodd-Frank Act, whether state laws are preempted by a covered agreement.

Pursuant to this authority, in September 2017, the U.S. and the EU signed a covered agreement to address, among other things, reinsurance collateral and insurance group supervision requirements (the “EU Covered Agreement”), and the U.S. released the Policy Statement, providing the U.S.’ interpretation of certain provisions in the EU Covered Agreement. The Policy Statement provides that the U.S. expects that the group capital calculation developed by the NAIC will satisfy the EU Covered Agreement’s group capital assessment requirement. See “Regulation—Capital Requirements.” In addition, on December 18, 2018, a Bilateral Agreement between the U.S. and U.K. on Prudential Measures Regarding Insurance and Reinsurance, or the “UK Covered Agreement,” was signed in anticipation of the United Kingdom’s exit from the EU.

U.S. state regulators have until September 22, 2022 to adopt reinsurance reforms removing reinsurance collateral requirements for EU and UK reinsurers that meet the prescribed minimum conditions set forth in the applicable EU Covered Agreement or UK Covered Agreement or state laws imposing such reinsurance collateral requirements may be subject to federal preemption. The NAIC has adopted revisions to the Credit for Reinsurance Model Law and Model Regulation that would, if adopted into law by state legislatures, implement the reinsurance collateral provisions of the EU Covered Agreement and UK Covered Agreement. Iowa has substantially adopted such amendments to the Credit for Reinsurance Model Law and Regulation. We cannot predict with any certainty what the impact of implementation of the EU Covered Agreement or the UK Covered Agreement will be on our business and whether the interpretation of the provisions of the EU Covered Agreement and the UK Covered Agreement will change.

The Company is required to comply with SAP. SAP and various components of SAP (such as actuarial reserving methodologies) are subject to review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve or alter financial reporting. Various proposals are currently pending before committees and task forces of the NAIC, some of which, if adopted, would negatively affect our reported financial position or operations. See “Regulation—NAIC—Recent Statutory Accounting Principles Working Group Proposals.”

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase the Company’s direct and indirect compliance efforts and other expenses of doing business.

The regulatory framework at the state and federal level applicable to our insurance company subsidiaries’ products is evolving, particularly as a result of the most recent U.S. presidential and congressional elections. The changing regulatory framework could affect the design of such products and our insurance company subsidiaries’ ability to sell certain products. Any changes in these laws and regulations could materially and adversely affect Midland National’s business, financial condition or results of operations. In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may change over time to Midland National’s detriment, or that changes in the overall legal environment may, even absent any particular regulator’s or enforcement authority’s interpretation of a legal issue changing, cause Midland National to change its views regarding the actions it needs to take from a legal risk management perspective, thus necessitating changes to its practices that may, in some cases, limit its ability to grow and improve the profitability of its business.

We face risks relating to litigation, including the costs of such litigation, management distraction and the potential for damage awards, which may adversely impact our business.

We are occasionally involved in litigation, both as a defendant and as a plaintiff. In addition, state regulatory bodies, such as state insurance departments, the SEC, FINRA, the DOL and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA, and laws governing the activities of broker-dealers. Such regulatory examinations and investigations may result in fines, recommendations for corrective action or other regulatory actions. Companies in the life insurance and annuity business have faced litigation, including class action lawsuits, alleging improper product design, improper sales practices and similar claims. Plaintiffs in class action and other lawsuits against Midland National may seek very large or indeterminate amounts, including compensatory, liquidated, punitive and/or treble damages, which may remain unknown for substantial periods of time. Civil jury verdicts have been returned against insurers and other financial services companies involving sales, underwriting practices, product design, product disclosure, administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, payment of sales or other contingent commissions and other matters. Such lawsuits can result in substantial judgments that are disproportionate to actual damages, including material amounts of punitive or non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive, or non-economic, compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, financial services companies have made material settlement payments. In any event, responding to any such inquiries, examinations, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our management from its business. Moreover, even if we ultimately prevail in any such litigation, regulatory action or investigation, we could suffer significant harm to our reputation, which could have a material adverse effect on our business, financial condition and results of operations, including our ability to attract new customers, retain current customers and recruit and retain employees and agents.

Our business may be negatively affected by adverse publicity or increased governmental and regulatory actions with respect to us, other well-known companies or the financial services industry in general.

Governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. The 2008 financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators and elected officials. Press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in some type of inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. Responding to these inquiries, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our senior management from its business. Adverse publicity, governmental scrutiny, pending or future investigations by regulators or law enforcement agencies and/or legal proceedings involving us can also have a negative impact on our reputation and on the morale and performance of employees, and on business retention and new sales, which could adversely affect our businesses and results of operations.

Changes in U.S. federal and state securities laws and regulations may affect our operations and our profitability.

U.S. federal and state securities laws, and FINRA rules apply to sales of our variable annuity products (which are considered to be both insurance products and securities) as well as to sales of third-party investment products. As a result, some of our subsidiaries and the products they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries’ separate accounts are registered as investment companies under the Investment Company Act of 1940. Some variable annuity contracts issued by our insurance company subsidiaries also are registered under the Securities Act of 1933. One of our other subsidiaries is registered as a broker-dealer under the Securities Exchange Act of 1934 with the SEC and is a member of, and subject to, regulation by FINRA, and is also registered as a broker-dealer in various states, as applicable. Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect the securities markets and investment advisory and brokerage clients. Broker-dealers are subject to laws and regulations governing all aspects of the securities business including, but not limited to, sales and trading practices. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. A number of changes have recently been proposed to the laws and regulations that govern the conduct of our variable insurance products and retirement business and our distributors that could have a material adverse effect on our results of operations and financial condition. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our results of operations and financial condition.

Changes in federal income taxation laws, including any reduction in individual income tax rates, may affect sales of our products and profitability.

The annuity and life insurance products that we market generally provide the contract holder with certain federal income tax advantages. For example, federal income taxation on any increases in non-qualified Insurance Contract values (i.e. the “inside build-up”) is deferred until it is received by the contract holder. With other savings investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is realized. Additionally, life insurance death benefits are generally exempt from income tax.

From time to time, various tax law changes have been proposed that could have an adverse effect on our business, including the elimination of all or a portion of the income tax advantages described above for annuities and life insurance. If legislation were enacted to eliminate all or a portion of the tax deferral for annuities, such a change would have an adverse effect on our ability to sell non-qualified annuities. Non-qualified annuities are annuities that are not sold to a qualified retirement vehicle.

Also, legislation has been proposed in recent years that could eliminate the “dividends received deduction” with respect to investment earnings on assets in insurance company separate accounts. The elimination or restriction of this deduction by legislative or regulatory action would adversely impact our results of operations.

Distributions from non-qualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income contained in the Health Care and Education Reconciliation Act of 2010. As a result, in certain circumstances a 3.8% tax may be applied to some or all of the taxable portion of distributions from non-qualified annuities to individuals whose income exceeds certain threshold amounts. This tax may have an adverse effect on our ability to sell non-qualified annuities to individuals whose income exceeds these threshold amounts.

The amount of Midland National’s statutory capital it must hold can vary significantly from time to time and is sensitive to a number of factors outside of our control, including securities market and credit market conditions.

Insurance regulators and the NAIC prescribe accounting standards and statutory capital and reserve requirements for SFG’s insurance company subsidiaries. The NAIC has established regulations that provide minimum capitalization requirements based on RBC formulas for life, health and property and casualty companies. The RBC formula for life companies establishes capital requirements relating to insurance, business, asset and interest rate risks, including equity, interest rate and expense recovery risks associated with variable life, annuities and group annuities that contain death benefits or certain living benefits.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses, the amount of additional capital Midland National must hold to support business growth, changes in securities market levels, the value of certain fixed maturity and equity securities in Midland National’s investment portfolio, changes in interest rates, as well as changes to the NAIC RBC formulas. Increases in the amount of required statutory reserves reduce the statutory capital used in calculating Midland National’s RBC ratios.

In addition, there have been recent regulatory changes made by, and continue to be projects underway with various working groups of the NAIC that may impact the classification and capital charges of our investments held by our insurance company subsidiaries. Such changes could lead to a lower RBC ratio for our insurance company subsidiaries. A material decrease in our insurance company subsidiaries’ RBC ratios could adversely affect our business. See “Regulation—NAIC—Recent VOS Task Force Actions and Proposals.”

Reinsurance may not be available, affordable or adequate to protect us against losses.

As part of our overall risk management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. While reinsurance agreements generally bind the reinsurer for the life of the business reinsured at generally fixed pricing, market conditions beyond our control determine the availability and cost of the reinsurance protection for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Any decrease in the amount of reinsurance will increase our risk of loss and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue. If the counterparties to our reinsurance or indemnification arrangements or to the derivatives we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could materially adversely affect our financial condition and results of operations.

We use reinsurance, indemnification and derivatives to mitigate our risks in various circumstances. In general, reinsurance does not relieve us of our direct liability to our contract holders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers and indemnitors. A reinsurer’s or indemnitor’s insolvency, inability or unwillingness to make payments under the terms of reinsurance agreements or indemnity agreements with us could have a material adverse effect on our financial condition and results of operations, including our liquidity.

Differences between actual claims experience and underwriting and reserving assumptions may adversely affect our financial results.

Our earnings significantly depend upon the extent to which our actual claims experience is consistent with the assumptions we use in setting prices for our products and establishing liabilities for future policy benefits and claims. Such amounts are established based on estimates by actuaries of how much we will need to pay for future benefits and claims. To the extent that actual claims experience is less favorable than the underlying assumptions we used in establishing such liabilities, we could be required to increase our liabilities.

Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of liabilities for future policy benefits and claims, we cannot determine precisely the amounts which we will ultimately pay to settle our liabilities. Such amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future (including deviations resulting from errors in the calculation of estimated amounts). We evaluate our liabilities periodically based on accounting requirements, which change from time to time, the assumptions used to establish the liabilities, as well as our actual experience. If the liabilities originally established for future benefit payments prove inadequate, we must increase them. Such increases would affect earnings negatively in the period in which the increase is made and have a material adverse effect on our business, results of operations and financial condition.

Our risk management policies and procedures, including hedging programs, may prove inadequate for the risks we face, which could negatively affect our business or result in losses.

We have developed risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective, particularly during extremely turbulent times. Many of our methods of managing risk and exposures are based upon observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend on the evaluation of information regarding markets, customers, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We employ various strategies, including hedging and reinsurance, with the objective of mitigating risks inherent in our business and operations. These risks include current or future changes in the fair value of our assets and liabilities, current or future changes in cash flows, the effect of interest rates, securities markets and credit spread changes, the occurrence of credit defaults, currency fluctuations and changes in mortality and longevity. We seek to control these risks by, among other things, entering into reinsurance contracts and derivative instruments, such as swaps, options, futures and forward contracts. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from such risks. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. We may incur losses on transactions after taking into account our hedging strategies. Further, the nature, timing, design or execution of our hedging transactions could actually increase our risks and losses. Our hedging strategies and the derivatives that we use, or may use in the future, may not adequately mitigate or offset the hedged risk and our hedging transactions may result in losses.

We face competition from companies that have greater financial resources, broader arrays of products, higher ratings and stronger financial performance, which may impair our ability to retain existing customers, attract new customers and maintain our profitability and financial strength.

We operate in a highly competitive industry. Many of our competitors are substantially larger and enjoy substantially greater financial resources, higher ratings by rating agencies, broader and more diversified product lines and more widespread agency relationships. Our annuity products compete with index, fixed rate and variable annuities sold by other insurance companies and also with mutual fund products, traditional bank investments and other retirement funding alternatives offered by asset managers, banks and broker-dealers. Our insurance products compete with those of other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and contract holders, ratings by rating agencies, reputation and commission structures.

Our ability to compete depends in part on returns and other benefits we make available to our contract holders through our life insurance and annuity products. We will not be able to accumulate and retain assets under management for our products if our investment results underperform the market or the competition, since such underperformance likely would result in asset withdrawals and reduced sales.

The level of competition among providers of life insurance, annuities and other retirement solutions products may increase as a result of the continuing consolidation of the financial services industry. Mergers and consolidations could increase, as companies seek to improve their competitive position through increased market share, economies of scale and diversification of products and services.

We compete for distribution sources for our products. We believe that our success in competing for distributors depends on our financial strength, the services we provide to and the relationships we develop with these distributors, as well as offering competitive commission structures. Our distributors are generally free to sell products from whichever providers they wish, which makes it important for us to continually offer distributors products and services they find attractive. If our products or services fall short of distributors’ needs, we may not be able to establish and maintain satisfactory relationships with distributors of our life insurance and annuity products. Our ability to compete in the past has also depended in part on our ability to develop innovative new products and bring them to market more quickly than our competitors. In order for us to compete in the future, we will need to continue to bring innovative products to market in a timely fashion. Otherwise, our revenues and profitability could suffer.

If we are unable to attract and retain national marketing organizations and independent agents, sales of our products may be reduced.

We distribute our life insurance and annuity products through a variable cost distribution network. We must attract and retain such marketers and agents to sell our products. Insurance companies compete vigorously for productive agents. We compete with other life insurance companies for marketers and agents primarily on the basis of our financial position, support services, compensation and product features. Such marketers and agents may promote products offered by other life insurance companies that may offer a larger variety of products than we do. Our competitiveness for such marketers and agents also depends upon the long-term relationships we develop with them. There can be no assurance that such relationships will continue in the future. If we are unable to attract and retain sufficient marketers and agents to sell our products, our ability to compete and our revenues would suffer.

Potential use of new distribution channels and use of direct to consumer distribution channels involves risks.

In 2020, we established Heyday as an online education platform that focuses on creating lifetime income through annuities. Heyday directly markets to consumers through social media and other digital methods. As a consumer becomes interested in an annuity purchase, the consumer has options on how they would like to interact with Heyday agents, including digitally, by telephone or in-person. There can be no assurance that this strategy will be successfully implemented. The inherent costs involved to launch products through a new distribution channel and the ongoing administration thereof may cause a financial burden that could outweigh the financial benefits we expect to receive. If we pursue such new distribution channel, we may have to incur significant expense to build out our administration and compliance systems and other related corporate functionality relating to such channel, and it may take time to generate sufficient business to make any such investment profitable. Accordingly, no assurances can be made that our products will be provided through this new channel, or that such utilization of new distribution channel will be successful.

The success of such new distribution channel would be largely reliant on the related technology. Developing and maintaining such a technology platform is expensive and complex and its continuous development, maintenance and operation would be costly. It may also expose us to additional risks in the event of material performance problems or defects, including heightened cyber security risks.

Additionally, the digital distribution channel is a developing market. Regulators continue to review and update the manner in which these types of distribution platforms operate and we may face administrative and compliance issues related to our use of online direct to consumer distribution channels, through Heyday or otherwise. Any of these eventualities could materially and negatively affect our reputation or our results of operations and financial condition.

Offering products through a digital direct distribution model may expose us to additional legal and regulatory risks. Plaintiffs’ lawyers are particularly active in the life insurance industry in bringing class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, investments, denial or delay of benefits and breaches of fiduciary or other duties to policyholders. Plaintiffs in class actions and other lawsuits against us may seek very large and/or indeterminate amounts, including punitive and treble damages. Even if we ultimately prevail in the litigation, regulatory action or investigation, our ability to attract new policyholders and recruit and retain employees could be materially and adversely impacted.

Our profitability may decline if mortality rates or persistency rates or other assumptions differ significantly from pricing expectations.

We set prices for many of our insurance and annuity products based upon expected claims and payment patterns, using assumptions for mortality, persistency (how long a contract stays in force) and interest rates. In addition to the potential effect of natural or man-made disasters and catastrophic occurrences and pandemics, significant changes in mortality could emerge gradually over time, due to changes in the natural environment, the health habits of the insured population, effectiveness of treatment for disease or disability, or other factors. In addition, we could fail to accurately anticipate changes in other pricing assumptions, including changes in interest and inflation rates. Significant negative deviations in actual experience from our pricing assumptions could have a material adverse effect on the profitability of our products. Our earnings are significantly influenced by the claims paid under our insurance contracts and will vary from period to period depending upon the amount of claims incurred. There is only limited predictability of claims experience within any given month or year. Our future experience may not match our pricing assumptions or our past results. As a result, our business, financial condition and results of operations could be materially adversely affected.

Guarantees within certain of our products may decrease our earnings, increase the volatility of our results, result in higher risk costs and expose us to increased counterparty risk.

Certain of our life and annuity products include guaranteed benefits, including guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits, and guaranteed minimum income benefits. These guarantees are designed to protect contract holders against significant downturns in securities markets and interest rates. Any such periods of significant and sustained downturns in securities markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of our liabilities associated with those products. An increase in these liabilities would result in a decrease in our net income.

We use hedging and risk management strategies to mitigate the liability exposure and the volatility of net income associated with these liabilities. These strategies involve the use of reinsurance and derivatives, which may not be completely effective. For example, in the event that reinsurers or derivative counterparties are unable or unwilling to pay, we remain liable for the guaranteed benefits.

In addition, hedging instruments may not effectively offset the costs of guarantees or may otherwise be insufficient in relation to our obligations. Furthermore, we are subject to the risk that changes in contract holder behavior or mortality, combined with adverse market events, produce economic losses not addressed by the risk management techniques employed. These, individually or collectively, may have a material adverse effect on our results of operations, including net income, financial condition or liquidity.

The loss of key employees could disrupt our operations.

Our success depends in part on the continued service of key executives and our ability to attract and retain additional executives and employees. The loss of key employees, or our inability to recruit and retain additional qualified personnel, could cause disruption in our business and prevent us from fully implementing our business strategies, which could materially and adversely affect our business, growth and profitability. We also rely upon the knowledge and experience of employees involved in functions that require technical expertise in order to provide for sound operational controls for our overall enterprise, including the accurate and timely preparation of required regulatory filings and financial statements and operation of internal controls. A loss of such employees could adversely impact our ability to execute key operational functions and could adversely affect our operational controls.

Any failure to protect the confidentiality of client information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations and other aspects of our business.

Pursuant to U.S. federal and state laws, and laws of other jurisdictions in which we operate, various government agencies have established rules protecting the privacy and security of personal information, including personally identifiable policyholder information. In addition, most U.S. states and a number of jurisdictions outside the U.S., have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information, including personally identifiable policyholder information. Further, the Gramm-Leach-Bliley Act of 1999, imposes privacy and data security requirements on financial institutions, including obligations to protect and safeguard consumers’ nonpublic personal information and records, and limits the ability to share and reuse such information with third parties. Many regulators have indicated an intention to take more aggressive enforcement actions regarding cybersecurity and data privacy matters, and private litigation resulting from such matters is increasing and resulting in progressively larger judgments and settlements.

Many of our employees have access to, and routinely process, personal information of clients through a variety of media, including IT systems. We rely on various internal processes and controls to protect the confidentiality of client information that is accessible to, or in the possession of, our company and our employees. It is possible that an employee could, intentionally or unintentionally, disclose or misappropriate confidential client information, including personally identifiable policyholder information, or our data could be the subject of a cybersecurity attack. If we fail to maintain adequate internal controls or if our employees fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of client information, including personally identifiable policyholder information, could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. Further, our third-party service providers, including third parties to whom we outsource certain of our functions, are also subject to the risks outlined above, any one of which could result in damage to our reputation, our incurring substantial costs or other negative consequences to us. If we or any of our third-party service providers fail to protect the confidentiality of client information, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we analyze customer data to better manage our business. There has been increased scrutiny, including from regulators, regarding the use of “big data,” such as using it to set product pricing. Our ability to use data to gain insights into and manage our business may be limited in the future by regulatory scrutiny. We cannot predict what, if any, actions may be taken with regard to “big data,” but any inquiries into such use by regulators or other governmental authorities could cause reputational harm and any limitations could have a material impact on our business, financial condition and results of operations.

Controls and business continuity plans surrounding our IT could fail or security could be compromised, which could damage our business and adversely affect our financial condition and results of operations.

Our business is highly dependent upon the effective operation of our IT. We rely on IT throughout our business for a variety of functions, including processing claims and applications, providing information to contract holders and distributors, performing actuarial analyses and maintaining financial records. We have also begun to offer term life insurance products, and may in the future offer other of our products, through digital distribution platforms. Despite the implementation of security and back-up measures, our IT may be vulnerable to physical or electronic intrusions, computer viruses or other attacks, programming errors and similar disruptive problems. The failure of controls and/or business continuity plans surrounding our IT for any reason could cause significant interruptions to our operations, which could result in a material adverse effect on our business, financial condition or results of operations. We plan to continue to make significant investments in IT to support the growth of our business.

We retain confidential information within our IT, and we rely on sophisticated commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our IT could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable contract holder information and proprietary business information. Federal regulatory requirements and all fifty states require entities to provide notification to affected state residents and, in certain instances, state and federal regulators in the event of certain security breaches affecting personal information or information systems that contain personal information or confidential information. See “Regulation—Privacy and Cybersecurity Regulation” in this Offering Memorandum. Any compromise of the security of our computer systems or those of our third-party business partners and service providers, that results in unauthorized access to our data could expose us to a disruption and challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations and other expenses.

We may not be successful in implementing our business strategy of developing new products and services.

As part of our business strategy, we plan to develop innovative products and services in order to provide our distribution partners with a comprehensive suite of life and annuity products and services. Due to the inherent uncertainties, such new and expanded strategic initiatives expose us to a number of risks and challenges, including the following:

new and expanded business activities may require unanticipated capital expenditures and involve additional compliance requirements;

new and expanded business activities may result in less growth or profit from what we currently anticipate, and there can be no assurance that such business activities will become profitable at the level we desire or at all;

we may fail to identify and enter into new business opportunities in a timely fashion, putting us at a disadvantage vis-à-vis competitors; and

we may need to hire or retrain personnel who are able to supervise and conduct the relevant business activities.

We may also seek, evaluate or engage in potential acquisitions, mergers, joint ventures, strategic alliances or other similar opportunities. The prospects of these initiatives are uncertain, and there can be no assurance that we will be able to successfully implement or grow new ventures, and these ventures may prove more difficult or costly than what we originally anticipated. In addition, we regularly review the profitability and growth potential of our existing and new business. As a result of such review, we may decide to exit from or to reduce the resources that we allocate to new ventures in the future. There is a risk that these ventures may not achieve profitability or operational efficiencies to the extent originally anticipated, and we may fail to recover investments or expenditures that we have already made. Any of the foregoing may have a material adverse effect on our business, results of operations, financial condition and cash flows.

The financial services industry faces great uncertainty from a regulatory perspective.

On April 6, 2016, the DOL issued an amendment to the DOL regulations defining the term “fiduciary” that significantly expanded the circumstances under which certain insurance companies may become fiduciaries of employee benefit plans and individual retirement accounts (“IRAs”). The rule became applicable on June 9, 2017 with a phased implementation period ending on July 1, 2019. However, on March 15, 2018, the Fifth Circuit Court of Appeals vacated the amendment to the DOL regulations. In June 2020, the DOL proposed a “best interest” prohibited transaction exemption (“PTE”) for investment advice fiduciaries under ERISA. The proposal restored the five-part test for determining fiduciary status that was in effect prior to the 2016 DOL fiduciary rule. If fiduciary status is triggered, the PTE provides an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code for conflict of interest transactions if the impartial conduct standards and disclosure obligations set forth in the PTE are satisfied. The DOL released the final version of the PTE as PTE 2020-02 in December 2020, and the PTE became effective on February 16, 2021. The final version of the PTE confirmed that advice to roll over assets from a qualified plan or an IRA may constitute investment advice under the five-part test for determining fiduciary status.

In addition, the financial services industry has seen additional instances of regulations being implemented at both the state and federal levels, which will and may continue to impact the way retirement advice is provided and products are manufactured, distributed and sold. For example, the NAIC adopted changes to the SAT Model Regulation. See “Regulation—Annuity Suitability.” The SEC created an entirely new set of rules revising, and in some cases, interpreting standard of care rules for securities transactions. See “Regulation—SEC’s Regulation Best Interest.” Individual states have adopted individual state fiduciary rules, including proposals in Nevada, New Jersey, Massachusetts, and others.

Regulatory uniformity may not be possible as a result of individual state actions, even as the SEC and NAIC have attempted to provide a roadmap for a new broadly uniform standard. This regulatory uncertainty will continue into 2021 and beyond as additional state proposals are introduced and deliberated.

Catastrophic event risks such as terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, or a pandemic disease like the novel coronavirus known as COVID-19, could have a material and adverse effect on our business in several respects by:

•	causing long-term interruptions in our service and the services provided by our significant vendors;

•	creating economic uncertainty, and reducing or halting economic activity;

•	disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;

•	increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.

The extent to which these types of catastrophic events, including the recent COVID-19 pandemic, may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.

Directors, Executive Officers and Corporate Governance

Set out below are the names and ages, as of July 30, 2021, of the directors and executive officers of Midland National and a description of the business experience of each of the respective individuals.

Name	Age	Position
Esfandyar E. Dinshaw	61	Chairman of the Board & Chief Executive Officer
William L. Lowe	57	President – Sammons Institutional Group
Ronovan G. Ottenbacher	65	President – Sammons Corporate Markets
Steven C. Palmitier	65	President & Chief Operating Officer and Director
Teri L. Ross	55	President – Shared Services
Robert R. TeKolste	53	President – SIAG
David C. Attaway	48	Vice President, Chief Financial Officer & Treasurer
Darron K. Ash	56	Director
Willard Bunn, III	77	Director
James Roderick Clark	71	Director
Thomas Corcoran	72	Director
George A. Fisk	72	Director
William D. Heinz	73	Director
Heather Kreager	63	Director
Michael M. Masterson	74	Director

Executive Officers and Directors

Esfandyar Dinshaw currently serves as Chief Executive Officer and Chairman of the Board of the Company. Mr. Dinshaw also is President of Sammons Enterprises, Inc., and Chief Executive Officer, Chairman, and President of Sammons Financial Group, Inc. He also serves as Chairman of the Board for North American Company for Life and Health Insurance, Sammons Financial Group, Inc., Canal Reinsurance, Midland National Life Reinsurance and Solberg Reinsurance. Mr. Dinshaw has more than 37 years of experience in the insurance industry with four different companies. Mr. Dinshaw has Bachelor of Science degrees from both the University of Karachi and Drake University. He currently serves on the Board of the American Council of Life Insurers and is a past Chairman of the Board for LL Global (parent organization of LIMRA & LOMA), both insurance industry-related organizations.

William Lowe is President – Sammons Institutional Group at the Company, a group that specializes in developing and distributing individual retirement products through broker/dealers. He has served in that role since May 2011 when he joined the Company with more than 29 years of financial services experience. He has served in a variety of leadership and executive roles in product distribution and business line management and has a history of success in the distribution of 401(k) plans, variable annuities, fixed annuities, life insurance, mutual fund products and managed accounts. He is a General Securities Principal, Investment Advisory Representative, Chartered Life Underwriter, Chartered Financial Consultant, and Fellow of the Life Management Institute. Bill has completed the General Management Program at the European Centre for Executive Development at INSEAD in Fontainebleau, France. He is currently on the boards of the Insured Retirement Institute in Washington, D.C., Freedom for Youth and the Principal Charity Classic in Des Moines, Iowa.

Ronovan Ottenbacher is President – Sammons Corporate Markets at the Company. Mr. Ottenbacher has more than 30 years in the financial services industry. He is a Chartered Life Underwriter, Fellow, Life Management Institute, and a Chartered Financial Consultant. He joined the Company in 2003, after serving as vice president at Clarica Life Insurance Company. Prior to his position at Clarica, Mr. Ottenbacher spent more than ten years with John Deere Insurance and AgCountry Financial Services in marketing and sales. He holds a Bachelor of Science degree in business from Northern State University, a Juris Doctor degree from Drake University and graduate degrees in law and a Master of Business Administration from Sangamore State University.

Steven Palmitier is President, Chief Operating Officer at the Company and a Director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, Canal Reinsurance, Midland National Life Reinsurance, Solberg Reinsurance and Sammons Securities, Inc. Mr. Palmitier has more than 40 years of experience in the insurance industry, with a wide background in sales, marketing, and operations, serving at several different financial services companies in a variety of roles such as agent, field management, and as sales and marketing officer. He joined Midland National in 1996 as senior vice president and chief marketing officer. He has been active in the industry’s research and marketing organization (LIMRA) as a board member and has served on several of its committees. Mr. Palmitier holds a Bachelor of Arts degree from the University of Northern Iowa.

Teri Ross is President – Shared Services at the Company. As president of this division, Ms. Ross is responsible for the operations of the agency, new business, underwriting, policy administration, and claims departments. She also oversees the information technology functions for the Company. Shared Services is the largest division at the Company, with over 950 employees who provide service to more than 1.6 million in-force life and annuity policies. She has over 30 years of experience in the financial services industry. Ms. Ross is a member of the LOMA Operations Leaders Roundtable Committee, and she has received numerous designations including Fellow, Life Management Institute (FLMI); LIMRA Leadership Institute Fellow (LLIF); Associate, Annuity Products and Administration (AAPA); and Associate, Customer Service (ACS). She previously served on the board for Big Brothers Big Sisters of Central Iowa. Ms. Ross is a graduate of the University of Northern Iowa where she received a B.A. in management.

Robert TeKolste, CLU, LLIF, is President, Sammons Independent Annuity Group at the Company. With more than 25 years of experience in the insurance industry, he has a diverse background including sales, marketing, and operations management, and has served in sales and marketing management roles for industry-leading insurance companies. He previously served as president of the Company’s Shared Services division, and was responsible for the agency, new business, underwriting, policy administration, claims, and information technology business functions. Mr. TeKolste has a Bachelor of Science degree from Drake University in Des Moines, Iowa.

David Attaway is Vice President, Chief Financial Officer & Treasurer of the Company. Prior to joining Midland National Life Insurance Company in 2018, Mr. Attaway was the Chief Financial Officer at a large life insurance and annuity carrier from October 2013 to May 2018. Mr. Attaway has a Bachelor of Science degree in accounting from Clemson University in Clemson, South Carolina. He is a licensed Certified Public Accountant and.is a member of both the American Institute of CPA’s and the Iowa Association of CPA’s.

Darron Ash currently serves on the board of directors for Midland National Life Insurance Company, North American Company for Life and Health Insurance and Sammons Financial Group, Inc. Mr. Ash is the Senior Vice President and Executive Committee member for Sammons Enterprises, Inc., and has been with Sammons since 2006. Mr. Ash joined Sammons with 17 years of experience in the public accounting, private equity, consumer products manufacturing, and professional services industries. Mr. Ash has a B.B.A degree in science from Texas A&M University and a Master of Business Administration in finance from the University of Texas.

Willard Bunn, III is an Independent Director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Bunn currently is the Managing Director of Colonnade Advisors. He has served as chairman, chief executive, and/or director of several commercial banks in the course of his 50-year career. Mr. Bunn’s long career in the banking industry began at Chemical Bank in New York before he returned to Springfield, Illinois in 1978 to serve as Executive Vice President, and eventually Chairman and Chief Executive

Officer of Marine Corporation, a multibank holding company with $1.2 billion of assets. Following Marine’s merger with Banc One, he was appointed Chairman and Chief Executive Officer of Banc One Illinois Corporation, a position which he held until 1994. Mr. Bunn went on to serve in various management positions with two investment banking firms. He served as a Director of Baytree Bank of Lake Forest, Illinois from its founding in 2000 and as Chairman of the Bank from April 2010 to August 2012. He served on the Board of Directors of CIB Marine Bancshares, Inc. until April 2020, a bank holding company based in Waukesha, Wisconsin. In addition, he served as Chairman of the Board for the Poetry Foundation until June 2020, a literary organization and publisher of Poetry magazine. Mr. Bunn is currently a Trustee Emeritus at Lawrenceville School. He serves as an advisory director of Chicago-based Campus2Career Transition Services, and a member of the valuation committee of The Banc Funds Company. Mr. Bunn holds a BA from Princeton University and an MBA from the University of Virginia. In addition, he holds the Series 79 securities license.

James Roderick Clark is an Independent Director serving on the board of directors for Sammons Enterprises, Inc., Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Clark retired in 2009, after 35 years in the oilfield services business. Prior to retirement, he was President and Chief Operating Officer of Baker Hughes Incorporated, and was responsible for 30,000 employees operating in more than 90 countries. Before Baker Hughes, Mr. Clark was President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He served on the Board of Directors of Ensco plc from 2008 to 2019 when Ensco merged with Rowan Companies plc, forming Valaris plc. Mr. Clark retired from the Board of Directors of Valaris in December 2019. He has served on the Board of Trustees of the Dallas Theological Seminary since 2006. Mr. Clark has a Bachelor of Arts degree from the University of Texas and a Master of Business Administration from the University of Texas.

Thomas Corcoran is an Independent Director serving on the board of directors of Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc., and also as Chairman of Sammons Enterprises, Inc. He was a founder of FelCor Lodging Trust in 1991, a publicly-traded real estate investment trust focused exclusively on hotels. He served as Chief Executive Officer of FelCor from its founding until beginning his tenure as non-executive Chairman of its Board in 2006. Mr. Corcoran served as Chairman of FelCor until its merger with RLJ Lodging Trust in 2017. In addition to his role with Sammons, he is the Chairman and CEO of TCOR Hotel Partners, LLC. TCOR owns four hotels in Dallas, Texas, Tampa and Jacksonville, Florida and Baltimore, Maryland and seeks to acquire additional premium select service hotels. Mr. Corcoran’s other board appointments include the American Hotel & Lodging Association (AH&LA) and Dallas County Community College District Foundation. He is Past Chairman of AH&LA and Past Chairman of the IHG Owners Association. Mr. Corcoran has a Bachelor of Arts degree from Washburn University and a Juris Doctor degree from Washburn University Law School.

George A. Fisk is an Independent Director serving on the board of directors for Sammons Enterprises, Inc., Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Fisk joined the Board of Directors of Prosperity Bankshares on November 1, 2019 in connection with the Legacy Texas Financial Group. Inc. merger. Mr. Fisk served on the Board as Vice Chairman of both Legacy Texas and Legacy Texas Bank since January 2015, following completion of the merger of Viewpoint Financial Group, Inc. with Legacy Texas Group, Inc., where Mr. Fisk served as Chief Executive Officer and Vice Chairman since 2004. Between 2001 and 2004, Mr. Fisk served as shareholder of Fisk & Robinson, P.C., which merged with McGladrey LLP in 2001. He has worked in the financial services sector for more than 40 years. He currently serves as a board member of the Independent Bankers Financial Corporation. Mr. Fisk is a member of the Chief Executives Round Table, a former director of the Federal Reserve Bank of Dallas and the Freeman Company, and a former advisory board member of the College of Business of the University of North Texas and the Texas Tech University Graduate School of Banking. Mr. Fisk holds a B.A in government from Texas Tech University and an M.B.A. in banking and finance from the University of North Texas. Mr. Fisk is a Certified Public Accountant.

William Heinz is a director of Midland National Life Insurance Company and North American Company for Life and Health Insurance. He currently is a partner at the law firm Jenner & Block LLP in Chicago. He previously served on the Board of Directors of Partners Financial Group, a bank holding company, for approximately 10 years, from the time of its founding through its subsequent acquisition. He currently serves as counsel to the board of trustees of a Big Ten university, and has served as counsel on Sarbanes Oxley issues to the Audit Committees of publicly traded companies. Mr. Heinz is a Fellow of the American College of Trial Lawyers. He has served as the past State Chair for Upstate Illinois for the American College of Trial Lawyers, and has served in a variety of leadership roles at the Illinois State Bar Association, the Chicago Bar Association and the Association of Professional Responsibility Mr. Heinz has a Bachelor of Science degree from Millikin University and a Juris Doctor degree from the University of Illinois.

Heather Kreager is a director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, Sammons Financial Group, Inc., Canal Reinsurance, Midland National Life Reinsurance, Solberg Reinsurance, Sammons Institutional Group, Inc., and Sammons Securities, Inc. Ms. Kreager is the Chief Executive Officer of Sammons Enterprises, Inc. and a member of its Board of Directors, chairing the company’s Executive Committee. She also serves as Chairman of Compatriot Capital, a Sammons Enterprises’ real estate subsidiary. She joined the Sammons organization in 1985, and served as General Counsel for Sammons Enterprises, Inc. and Sammons Communications Inc. as well as President of Sammons Enterprises, Inc. prior to her appointment as Chief Executive Officer (CEO) of Sammons Enterprises in 2014. She has served on the Executive Committee and Board since 2008. In addition to her role as CEO of Sammons Enterprises, Inc., Heather is CEO for Sammons Equity Alliance, Inc., the holding company for Sammons’ real estate and investment businesses. Ms. Kreager received her Bachelor of Arts degree from Vanderbilt University. She received her Juris Doctorate degree from Southern Methodist University School of Law and received her MBA from the University of Dallas.

Michael Masterson is a director of Midland National Life Insurance Company and North American Company for Life and Health Insurance. Mr. Masterson was the Company’s past Chairman and CEO prior to his retirement in 2011. Mr. Masterson earned a Bachelor of Arts degree from the University of Minnesota and is a graduate of the University of Minnesota Executive Program, the Harvard Executive Program in Competitive Strategies, and the LIMRA Leadership Institute. He has also earned his CLU, ChFC, and LLIF designations and has been a member of various industry boards, including the LIMRA International Board, the National Endowment for Financial Education and the American Council of Life Insurers (ACLI) Board.

Executive Compensation

This section is a review, summary and overview of our executive compensation program.

Compensation Philosophy and Strategy

The focus when designing Midland National’s Executive Compensation program is on recruitment, retention and to reward talented individuals and we do so by providing fair and competitive total compensation. This is accomplished through structured compensation to avoid excessive risk taking and/or behaviors, but which encourages entrepreneurship and promotes exceptional performance. Our compensation programs are also designed to promote ethical long-term thinking consistent with our objective of creating ever increasing enterprise economic value through solid financial performance. We provide incentives to enhance shareholder value, drive value creation, increase profits and promote the best returns on capital invested. We recognize individuals who make significant contributions to Midland National’s performance.

Total compensation is based on a holistic approach and may include any or all of the following: annual base salary, annual bonus or incentive compensation, long-term bonus or other long-term compensation, deferred compensation, retirement plans such as ESOP, supplemental executive retirement plans and welfare benefits such as life, health and disability insurance.

Compensation will be market driven as determined by periodic independent surveys. We will regularly survey the marketplace to determine how our total compensation compares with similar positions, as well as comparison with peer companies where possible. The mix of compensation elements may vary due to specific market conditions for specialized jobs.

As an ESOP owned enterprise, it may not be possible to be competitive with the stock equity programs of peer publicly held companies or total compensation plans of private equity firms. Executive compensation must be consistent with the principles of employer ownership and long term value creation. While Executives have higher levels of responsibility and accountability, Midland National’s results reflect the efforts of all employees.

Performance-based compensation will be discretionary and not strictly formulaic. Discretion includes consideration of circumstances (positive or negative) beyond the control of the Executive that affect performance. In making decisions on compensation for Executives, both the Executive Committee and Independent Committee (Compensation Committee) will be guided by the fundamental principles of fairness. Both Committees have the discretion to make compensation decisions that reflect the individual contributions of an Executive to perpetuate Midland National’s existence by creating ever increasing enterprise economic value for the benefit of current and future generations of its employees in order to achieve equity, both internally and in the relevant marketplace.

Since the Executive Committee’s principal focus and duties concern perpetuating Midland National’s existence by creating ever increasing enterprise economic value for the benefit of current and future generations of its employees, it is desirable that the design of compensation programs for members support this focus.

Variable compensation elements for members should emphasize a focus on both the overall performance of Midland National, plus the performance of the Controlled Investments over which any member has lead management oversight responsibility. The overall performance of Midland National will generally be determined by the change in value year to year.

The Executive Committee will have oversight responsibility for the compensation of Midland National Senior Executives. As a general rule, this “covered group” will include the senior most leaders of any business unit, and their direct reports. There may be exceptions warranted where more are included in the covered group, however it will be rare to have fewer covered by this oversight. All recommendations for compensation changes, promotions, bonuses and awards will be reviewed on a “one over one” basis. For example, compensation changes requested for a subordinate will require the approval of at least one level above the requestor. The direct superior will have responsibility for making the compensation recommendation for a subordinate. Executive Committee approval will be required for any changes impacting the people and positions they oversee. With the exception of Executive Committee compensation, all recommendations will be reviewed and approved by the next higher level of management.

Annual rewards/incentives for team results should keenly focus leaders on a balance of both short and long term financial results. Individual Leadership Development Plans (LDP’s) and Discretionary Bonus Objectives (DBO’s) will also be reflected in the annual rewards/incentives.

Through this strategy, not only will we be able to attract and retain the top talent needed to achieve our growth and financial performance objectives, we will also incentivize our top talent to achieve the best possible results.

Compensation Principles:

Determination of annual and long-term incentive awards is discretionary and will not use indexes or mechanical formulas. When a percentage of base pay is used to calculate a variable compensation award, the base compensation on the last day of the performance period should be used to determine the amount of variable award.

Role of the Executive Committee and Board of Directors

The Board of Directors consists of the Executive Committee members and the Independent Directors. The Executive Committee will have oversight responsibility for the compensation of Midland National Senior Executives. As a general rule, this “covered group” will include the senior most leaders of any business unit, and their direct reports.

Role of the Compensation Committee of the Board of Directors of Midland National

The Independent Directors serve as the Compensation Committee. The Compensation Committee is responsible for reviewing and approving the Compensation Philosophy and Programs as recommended by the Executive Committee. The Compensation Committee is also responsible for creating the compensation incentive programs and plans for the Executive Committee. The Compensation Committee reviews and approves the compensation recommendations for the Executive Committee direct reports. The Compensation Committee is responsible for determining and approving the compensation awards (base, bonus, L-TIP) for the Executive Committee and Key Officers.

Role of Human Resources

The Human Resources Department is responsible for the administrative and support tasks related to compensation review and administration, as assigned by the Executive Committee and Compensation Committee. The Human Resources’ role includes preparing the compensation materials for the review of the Executive Committee and Compensation Committee, evaluating outside data and comparing to our organization, researching and understanding compensation plans in the market and assisting with the design of Company compensation programs and plans, and assisting the Compensation Consultant with relevant information and data.

Role of Compensation Consultant

When needed, the Company has retained Compensation consultants to assist and provide services including serving as an advisor to senior management on various issues relating to executive compensation practices. They also provide relevant market data and analysis and assist us in evaluating the competitiveness of the total compensation program.

Elements of the Total Rewards for our Executive Officers Compensation

•	Base Salary

•	Annual Executive Incentive Plan

•	Employee Stock Ownership Plan (ESOP) (for some)

•	Supplemental ESOP Plan (for some)

•	Long-Term Incentive Plan (for some)

•	Deferred Compensation Plan (for some)

•	Executive Perquisites (Club memberships, cars, etc.)

Base Salary

Our base compensation is designed to be competitive with our industry peers for each position. We do not seek to be the highest or the lowest, but strive to maintain a balanced mid-range approach, recognizing the value of all other forms of compensation. Base compensation may vary between individuals in like positions based on comparative job performance and experience. Additionally, we will attempt to promote exceptional performance through forms of variable pay which are intended to recognize and reward both individual and collective performance.

Compensation for Senior Executives is market driven as determined by periodic independent surveys (typically conducted every two to three years) for comparable responsibilities. Time in position, performance and experience will be used to determine positioning in the range.

Base salary is considered to be the least effective compensation tool for driving desired business results.

Annual Executive Incentive Plan (Bonus)

Focus is on variable “at risk” compensation. There are two components, operational performance and accomplishment of Discretionary Bonus Objectives (DBO’s).

We place a significant emphasis on operational performance such as annual financial results, with the balance of focus on personal accomplishments and DBO’s. Awards are not linear and not formulaic. Fairness and equity should be the benchmark rather than mechanical formulas. Awards should be based on what the individual has accomplished. A participant should not be rewarded for results that were due primarily to positive external factors, nor should a participant be significantly penalized for economic conditions that were uncontrollable and unavoidable.

Awards are based on a look back over the previous year’s results.

•	Were the business initiatives identified in the prior year implemented in a timely and competent manner?

•	Were there any unforeseen obstacles encountered and how well were these managed?

•	Were overall business results achieved in a collaborative and sustainable manner?

•	What was the degree of stretch in the business plan targets?

Changes to the design and format of this plan are made periodically as market conditions warrant and may occur during a plan year.

ESOP

Currently, the value of the ESOP as a retirement plan far exceeds that of most other retirement plans in existence. It is a long term plan that focuses employees on their contribution to value creation. For the Senior Executives participating in this plan, the portion of the ESOP that exceeds typical retirement plans is considered to be a form of long term compensation. This important component of compensation must be taken into consideration when determining the total rewards associated with a position.

ESOP Supplemental Executive Retirement Plan (SERP)

ESOP SERP A

IRS regulations limit qualified retirement plan contributions for highly compensated employees. This plan provides a “make whole” for qualified retirement benefits lost due to treasury limitations. There is an ESOP SERP A Plan and an ESOP SERP B Plan. Previous participation in the ESOP SERP A plan has been limited to the top leaders in each Business Unit. The ESOP award for each participant will be determined and any “lost benefit” not received from the ESOP due to maximum allocation limitations is calculated for each participant and placed in a phantom share account. The account can only be accessed after separation from service. If an individual is a participant in the ESOP SERP A they should also be a candidate for entry into the Deferred Compensation plan.

Contributions grow in value on the same basis as the qualified plan contributions. Timing and form of payment must be elected in advance. Changes to the design and format of this plan are made periodically as market conditions warrant.

ESOP SERP B

For the ESOP SERP B there is a review each year of potential new participants. The ESOP SERP B plan is not a phantom share account as is the ESOP SERP A plan but is instead a cash account. The cash account will be credited with an annual interest at the Executive Committee’s discretion. There is also a specific vesting requirement for the ESOP SERP B plan. The account can only be accessed after separation from service and upon attainment of 55 years of age and 10 years of service.

Long-Term Incentive Plan (LTIP)

Focus is on achievement of critical long-term financial goals, with particular emphasis on the creation of shareholder value. When reviewing business unit value we will look at value growth realized at the annual valuation, as well as dividends from the Business Units and cash invested in the Business Units. Not formulaic, to the extent possible performance and awards should be determined based on individual business unit results.

Participation typically includes the top operational leader in the business unit (President or CEO of a business unit) as well as designated participants considered to be high potentials in the business unit.

Currently, LTIP bonus targets are a percentage of a participant’s base salary. The LTIP bonus target percentage varies by participant. Performance is measured over a three-year period and awards vest over the three-year period following the end of the performance period. 50% of the award vests in the year following the performance period and 25% vesting occurs in each of the following two years.

Changes to the design and format of this plan are made periodically in order to respond to changes in the operating environment.

Deferred Compensation Plan

This plan provides a limited number of executives an opportunity to defer any form of cash compensation (base salary, annual Incentive or L-TIP).

This core purpose of Deferred Compensation is to increase focus on value creation. Therefore, it is desirable to link the interest credit or growth factor of these deferrals to the value created at SFG. This can be accomplished in a variety of ways such as stock price growth, Return on Investment (ROI), etc. Limitations on upside potential and downside risk are provided in the current plan.

Taxes are deferred until actual receipt of funds. Timing and form of payments must be elected in advance. Currently, both a lump sum and annual installment option are available. Changes to the design and format of this plan are made periodically as market conditions warrant.

Executive Perquisites

Automobile allowances and club memberships are provided where competitive market conditions warrant.

Other Compensation and Benefits

In addition to the compensation and benefits noted, we also offer our employees, including our Named Executive Officers (defined below), a benefits package that includes group health, dental and vision coverage, group life insurance, short and long-term disability coverage and various deferred compensation and retirement benefits.

The programs are reviewed annually to ensure that the benefits offered are beneficial to our employees, cost-effective and are competitive within our industry.

Tax-Qualified Retirement Plans

The following tax-qualified retirement plans are offered to eligible employees, including our Named Executive Officers:

Sammons Enterprises, Inc. 401(k) Plan

Sammons Enterprises, Inc. sponsors the 401(k) Plan, a tax-qualified plan for its eligible employees, including the Named Executive Officers. Eligible employees may contribute to the 401(k) Plan on a before tax or after tax Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual eligible compensation as defined in the plan. Before-tax and Roth 401(k) contributions are subject to contribution limits ($19,500 in 2021) and compensation limits ($290,000 in 2021) imposed by the Internal Revenue Code of 1986, as amended (the “Code”). There is no company match.

For 2021, our Named Executive Officers were:

•	Esfand Dinshaw, Chairman and Chief Executive Officer

•	Donald T. Lyons, President and Chief Financial Officer

•	Steve Palmitier, President and Chief Operating Officer MNL & NA

•	Rob TeKolste, President, SIAG

•	Bill Lowe, Chief Executive Officer and President, SIG & SFN

Sammons Enterprises, Inc. Employee Stock Ownership Plan (“ESOP”). The ESOP is a plan designed to allow employees of a Sammons Enterprises, Inc. (“Sammons”) company that has adopted the ESOP, to accumulate a retirement benefit based on the value of Sammons Stock while an individual is actively employed by a Sammons company. The ESOP enables employees to acquire a retirement benefit based on the value of Sammons Stock without cost to the employee. Employees can use this benefit to increase their income in their retirement years.

Summary Compensation Table

The following table is a summary of information regarding the total compensation paid to our Named Executive Officers for the periods indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All Other Compensation ($)	Totals ($)
Esfandyar E. Dinshaw	2020	919,117	2,860,490					2,407,228	6,186,835
Chairman & CEO	2019	873,160	856,440					2,393,871	4,123,471
	2018	846,867	2,292,000					2,135,478	5,274,345
David C. Attaway	2020	311,250	117,786					59,331	488,367
Vice President, Chief	2019	293,334	133,757					16,694	443,785
Financial Officer & Treasurer	2018	173,333	93,240					9,598	276,171
Steven C. Palmitier	2020	665,441	967,761					1,189,467	2,822,669
President and Chief	2019	646,488	950,513					1,158,403	2,755,404
Operating Officer	2018	625,300	815,768					964,196	2,405,264
Robert R. TeKolste	2020	576,439	1,174,607					757,713	2,508,759
President—Sammons	2019	559,650	1,071,368					693,864	2,324,882
Institutional Annuity Group	2018	542,500	921,389					634,293	2,098,182
William L. Lowe	2020	571,279	1,357,130					279,788	2,208,197
President—Sammons	2019	552,923	1,190,358					70,184	1,813,465
Institutional Group	2018	525,798	766,182					66,504	1,358,484

Security Ownership of Certain Beneficial Owners and Management

SEI indirectly owns 100% of the voting securities of Midland National. SEI’s principal executive offices are located at 5949 Sherry Lane Dallas, Texas 75225. SEI is 100% owned by its Employee Stock Ownership Plan (ESOP).

Transactions with Related Persons Promoters and Certain Control Persons

The Company pays fees to SEI under management contracts that cover certain investment, accounting, employee benefit and management services. The Company was charged $31,765, $34,493 and $35,522 in 2020, 2019 and 2018, respectively, related to these contracts.

In 2013, the Company issued guaranteed investment contracts (“GICs”) to SEI for $102,000. In 2016, the Company issued additional GICs of $100,000. During 2020, the contracts were surrendered. These contracts totaling $0 and $202,579 in 2020 and 2019, respectively, are included in liabilities for deposit type funds in the statements of admitted assets, liabilities and capital and surplus. Interest incurred on these contracts was $3,114, $4,932 and $3,190 in 2020, 2019 and 2018, respectively.

The Company pays investment management fees to an affiliate, Guggenheim Partners Investment Management Inc. (“GPIM”). SEI holds an indirect interest in Guggenheim. During 2020, 2019 and 2018, the Company incurred fees of $47,585, $44,239 and $42,095, respectively, for these investment management services. The fees are calculated based on the average fair value of invested assets under management multiplied by a contractual rate.

Guggenheim Commercial Real Estate Finance, LLC, (an indirect subsidiary of Guggenheim) provides commercial mortgage loan origination and servicing services for the Company. The Company incurred expense of $7,776, $8,109 and $8,036 in 2020, 2019 and 2018, respectively, for these commercial mortgage services. The fee is calculated monthly based on the outstanding principal balance of the commercial mortgage loans and real estate owned multiplied by a contractual rate.

SEI has a noncontrolling interest in KDC Holdings, LLC (“KDC”), a real estate development and investment company focusing on office build-to-suite facilities. KDC Des Moines Development One, LLC, (“KDCDM”) a subsidiary of KDC, provided services to the Company associated with the construction of a new home office building in West Des Moines, Iowa. During 2020 and 2019, the Company paid KDCDM $2,909 and $1,059, respectively, for these services, and capitalized those costs as building and improvements reported as a component of real estate in the statements of admitted assets, liabilities and capital and surplus.

In December 2020, the Company originated a commercial mortgage loan for Pathfinder Ranches, LLC, which is an indirect subsidiary of SEI. The reported value was $25,000 and is reported in mortgage loans in the statements of admitted assets, liabilities and capital and surplus at December 31, 2020. The loan was issued at 4.35% and matures in 2027.

At December 31, 2020, the Company holds an investment security issued by GPIM. The security is reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus at December 31, 2020 (3.50% interest, $52,413 par, $52,355 reported value, due 2023). At December 31, 2019, the security was reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus (3.50% interest, $52,972 par, $52,899 reported value, due 2023).

The Company holds $566,036 and $619,268 of investments in debt securities issued by affiliates which are reported in bonds in the statement of admitted assets, liabilities, and capital and surplus at December 31, 2020 and December 31, 2019, respectively. The Company also holds $605,653 and $573,383 of limited partnership interests in affiliates which are reported in other invested assets in the statement of admitted assets, liabilities, and capital and surplus at December 31, 2020 and 2019, respectively.

The Company provided certain investment, accounting, policy administration and management services to North American. The Company received reimbursements of $128,942, $132,296 and $134,271 in 2020, 2019 and 2018, respectively, for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to MNL Re. The Company received reimbursements of $100 in each of 2020, 2019 and 2018 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Solberg Re. The Company received reimbursements of $100 in each of 2020, 2019 and 2018 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Canal Re. The Company received reimbursements of $125 and $0 in 2020 and 2019, respectively.

The Company provided certain investment, accounting, payroll administration and management series to SIG for which it was reimbursed $6,333, $5,527 and $6,676 in 2020, 2019 and 2018, respectively, for costs incurred to render such services.

The Company provided certain investment, accounting, payroll administration and management services to SFN for which it was reimbursed $19,750, $22,304 and $26,134 in 2020, 2019 and 2018, respectively, for costs incurred to render such services.

The Company issued surplus notes payable to SFG in 2013 for $142,000, in 2014 for $200,000, in 2017 for $495,000, and in 2020 for $200,000. The interest rates on the surplus notes range from 6.0% to 7.5%. The surplus notes totaled $1,037,000 and $837,000 as of December 31, 2020 and 2019 respectively. The Company paid interest to SFG on these surplus notes in the amount of $54,350 in each 2020, 2019 and 2018.

The Company is party to a reinsurance agreement with Guggenheim Life and Annuity Company (“GLAC”), an affiliate. This is an indemnity agreement and covers 100% of all policies issued from January 1, 2008 through September 30, 2009 of specific annuity plans. Reserve credits of $127,537 and $135,843, associated with this agreement are reported as a component of liabilities for future policy benefits as of December 31, 2020 and 2019, respectively. In addition, reserve credits of $816 and $1,252 associated with this agreement are reported as a component of policy and contract claims as of December 31, 2020 and 2019, respectively.

The Company is party to a coinsurance agreement with North American. In this indemnity agreement, the Company assumes 80% of all policies issued by North American on or after January 1, 2014 of specific annuity plans. The Company recognized $12,929, $43,733 and $104,501 at December 31, 2020, 2019 and 2018, respectively, of premium under this agreement in the statement of operations. The Company retrocedes 100% of this business to a third party reinsurer through a modified coinsurance agreement.

The Company has a coinsurance agreement with MNL Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of permanent life insurance products to MNL Re. The Company recognized reserve credits of $1,067,683 and $974,256 under this agreement on December 31, 2020 and 2019, respectively, which are reflected as a component of liabilities for future policy benefits. The Company recognized $626,778 and $540,386 at December 31, 2020 and 2019, respectively, of funds held under coinsurance under this agreement in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by a contingent note guarantee (“LLC Note”) with a balance of $440,905 and $433,870 for 2020 and 2019, respectively. The LLC Note held by MNL Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of MNL Re.

The Company has a coinsurance agreement with Solberg Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of term life insurance to Solberg Re. The Company received experience refunds related to this agreement of $18,170, $12,105 and $27,409 during the years ended December 31, 2020, 2019 and 2018, respectively. The Company recognized reserve credits of $540,543, and $535,803 under this agreement on December 31, 2020 and 2019, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $191,472 and $179,766 at December 31, 2020 and 2019, respectively, of funds held under coinsurance under this agreement which is reported as funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $349,070 and $356,037 for 2020 and 2019, respectively. The LLC Note held by Solberg Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Solberg Re.

On September 30, 2019, the Company entered into a coinsurance agreement with Canal Re, an affiliated limited purpose subsidiary life insurance company. The Company ceded a defined block of term life insurance products to Canal Re. The Company received experience refunds related to this agreement of $44,467 and $0 during the years ended December 31, 2020 and 2019, respectively. The Company recognized reserve credits of $294,576 and $240,667 under this agreement on December 31, 2020 and 2019, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $113,471 and $83,095 at December 31, 2020 and 2019 of funds held under coinsurance under this agreement which is reported as funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $181,105 and $157,571 for 2020 and 2019, respectively. The LLC Note held by Canal Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Canal Re.

LEGAL MATTERS

Legal advice regarding certain matters relating to the federal securities laws applicable to the issue and sale of the Contracts has been provided by Eversheds Sutherland, Washington, D.C.

EXPERTS

The financial statements as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FINANCIAL INFORMATION

As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet the contractual obligations to our contract holders. Our reserves may be held in our general account, or with respect to certain products in our separate accounts. We monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. It is important to note, however, that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product or contract.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account and separate accounts’ assets, as well as the loss in market value of those investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our contract holders or to provide collateral necessary to finance our business operations.

We strive to maintain a solid risk-adjusted capitalization for our current business strategy and related investment risks. Our capital position is supported by our operations and our fixed-income investment portfolio. In addition, we are subject to state insurance regulations based on the risk-based capital (“RBC”) requirements of the National Association of Insurance Commissioners (“NAIC”) and report our RBC based on a formula calculated by applying factors to various asset, premium and statutory reserve items, as well as taking into account our risk characteristics. We currently target a minimum RBC ratio (company action level) of 400%.

Selected Financial Data

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(dollars in thousands)
Statement of Operations Data:
Premium considerations:
Life	$862,658	$834,451	$1,154,707	$1,422,912	$1,203,090
Annuity	5,587,095	2,421,597	2,526,365	2,620,471	3,751,312

Total premium considerations	6,449,753	3,256,048	3,681,072	4,043,383	4,954,402
Net investment income and other revenues	1,982,908	2,262,883	2,350,711	3,096,197	3,677,128

Total revenues	8,432,661	5,518,931	6,031,783	7,139,580	8,631,530

Total benefits and expenses	7,961,534	5,042,205	5,522,022	6,438,281	7,912,080

Net gain from operations before federal income taxes and before realized capital gains or (losses)	471,127	476,726	509,761	701,299	719,450
Net income	$152,626	$371,200	$401,605	$545,794	$546,417

	As of December 31,
	2020	2019	2018	2017	2016
	(dollars in thousands)
Balance Sheet Data:
Cash and invested assets	$59,094,762	$53,060,013	$51,705,164	$50,942,825	$46,055,443
Total admitted assets	67,262,504	60,416,251	57,914,703	56,495,203	51,098,306
Aggregate reserves for life and annuity contracts	43,223,475	38,935,399	37,541,225	35,492,546	32,010,416
Other liabilities	19,833,970	17,628,421	16,802,270	17,588,595	15,988,766
Total liabilities	63,057,445	56,563,820	54,343,495	53,081,141	47,999,182
Total capital and surplus	4,205,059	3,852,431	3,571,208	3,414,062	3,099,124

Management’s Discussion and Analysis of Financial Conditions and Results of Operation

The following discussion provides an assessment of the statutory basis financial position and results of operations of Midland National. Statutory accounting practices (“SAP”) financial information is prepared and presented in accordance with accounting practices prescribed or permitted by the NAIC and the Iowa Insurance Division. Certain differences exist between SAP and GAAP. See Note 1 of Midland National’s statutory basis audited financial statements, which are included elsewhere in this document, for a detail discussion of these differences.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains forward-looking statements which can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. Forward-looking statements are subject to risks and uncertainty. Future events and outcomes may differ materially from those made or suggested by the forward-looking statements contained in this prospectus. We do not assume any responsibility for actual future results that differ from expectations reflected in forward-looking statements. For more information about the risks and uncertainties that may cause actual results to differ materially from forward-looking statements, please see “Risk Factors” in Section 7—Midland National Life Insurance Company.

Overview

Midland National is a life insurance company domiciled in the state of Iowa. The Company offers a variety of financial and retirement products through multiple distribution channels. Its insurance products include life insurance, including bank and credit union-owned life insurance, and fixed and variable annuities.

Our primary sources of earnings are (i) the spread that we earn on our investments (i.e., net investment income less cost of money, which includes interest credited to contract holder accounts and costs of hedging) and (ii) mortality gains (i.e., premiums and other revenues offset by life death benefits and increases in reserves), offset by general and administrative expenses.

Analysis of Results of Operations – Years Ended December 31, 2020 and 2019

The following table presents the statutory results of operations for the periods indicated:

	Years Ended December 31,		% Change
	2020	2018
	(dollars in thousands)
Revenues:	$862,658	$834,451	3%
Life premium	5 ,587,095	2,421,597	231%
Annuity considerations	2 ,320,212	2,353,707	-1%
Net investment income	(337,304)	(90,824)	-371%

Other income	8,432,661	5,518,931	53%

Total Revenues
Benefits and Expenses:
Policyholder benefits	2 ,969,121	2,981,481	0%
Change in policyholder reserves	4 ,300,648	1,394,173	308%
Operating costs and other items	694,142	596,035	16%
Net transfers to (from) separate accounts	(2,377)	70,516	-3%

Total Benefits and Expenses	7,961,534	5,042,205	58%

Operating results before Federal income taxes and realized capital gains (losses)	471,127	476,726	-1%
Federal income taxes	125,687	70,237	79%

Operating results before realized gains (losses)	345,440	406,489	-15%
Realized gains (losses) net of Federal income taxes	(192,814)	(35,289)	-546%

Net income	$152,626	$371,200	-59%

Operating results before Federal income taxes and realized capital gains (losses) decreased by 1% for the twelve months ended December 31, 2020 compared to the twelve-month period ended December 31, 2019. This decrease is primarily attributable to increases in certain statutory excess reserves established during the 2020 period due to declines in interest rates offset, in part, by increased earnings generated from the growth in inforce life and annuity business in 2020.

Net income decreased 59% in 2020 compared to 2019. This decrease was largely driven by higher realized losses incurred in 2020 compared to 2019. The realized losses in 2020 were primarily related to intent to sell designations on securities with oil and gas exposure that were uniquely impacted by the COVID-19 pandemic and the impact it had on energy prices, recognition of impairment losses on specific asset-backed securities in the aircraft and CLO sectors and certain commercial mortgage loans uniquely impacted by the COVID-19 pandemic. The losses reported in 2019 are primarily attributable to other than temporary impairments recognized on several oil and gas exploration and production securities, and impairments on certain private bank loan securities.

Revenues

Total revenues increased 53% in the twelve months ended December 31, 2020 compared to the twelve months ended December 31, 2019. Following is a discussion of the primary contributors to this increase.

Life insurance premiums increased 3%. Direct premium was up 34% primarily due to increases in sales of bank owned life and credit union owned life insurance. This was offset by an increase in ceded premium, primarily due to a large initial ceded premium on the reinsurance of an inforce life block in 2020. Annuity considerations in 2020 were 2.3 times higher than 2019. This increase was primarily due to sales of Multi-Year Guarantee fixed annuities (MYG). The higher production is directly related to the increase in policyholder reserves as well.

Net investment income decreased 1% in the 2020 period compared to 2019. The following table provides a summary of the components of net investment income:

	Years Ended December 31,		% Change
	2019	2018
	(dollars in thousands)
Net Investment Income:
Bonds	$2,058,710	$2,080,762	-1%
Preferred stocks	25,166	13,650	84%
Common stocks	11,850	7,813	52%
Mortgage loans	204,361	215,349	-5%
Real estate	2,607	1,992	31%
Policy loans	22,860	22,797	0%
Cash and short-term investments	5,046	15,115	-67%
Derivative instruments	100,840	170,565	-41%
Other invested assets	127,347	118,396	8%
Other investment income	1,152	2,105	-45%

Total gross investment income	2,559,939	2,648,544	-3%
Less: investment expenses	239,727	294,837	-19%

Net investment income	$2,320,212	$2,353,707	-1%

The decrease in 2020 is primarily attributable to a decrease in income from derivative instruments. Derivative instruments primarily consist of derivatives purchased to economically hedge our exposure to fixed indexed annuity and universal life insurance policyholder obligations. Midland National recognizes index options and futures payouts as investment income. This income is offset by a corresponding increase in policyholder reserves. Index option and futures payouts decreased in 2020 compared to 2019 due to the relative decrease in annual returns on equity market indices during 2020 compared to 2019. Excluding derivative instruments, net investment income increased 2% in 2020 compared to 2019. The increase in net investment income, excluding derivative instruments, is attributable to increased earnings from higher levels of invested assets, partially offset by decreased earned yields as general market interest rates decreased during 2020. In addition, the impact from the Company’s additional allocation of assets to its company owned life insurance in mid-2019 decreased income from its bond portfolio and increased other income.

The decrease in other income is attributable to a larger reserve adjustment on reinsurance ceded in 2020 (negative $524 million) compared to 2019 (negative $103 million). The reserve adjustments on reinsurance ceded relate to a large modified coinsurance agreement with an unaffiliated party and the decrease in other income related to this item is offset by a corresponding increase in net policy outflows ceded on the block reinsured. These decreases were partially offset by an increase in earnings from MNL’s company owned life insurance (income of $90.1 million in 2020 compared to $28.2 million in 2019) and increased reinsurance experience refund (income of $62.6 million in 2020 compared to $12.1 million in 2019).

Benefits and Expenses

Policyholder benefits remained flat in 2020 compared to 2019. This was primarily attributable to an increase in life and annuity death benefits offset by a reduction in life and annuity surrender benefits. Surrender and withdrawal benefits are offset by a corresponding decrease in policyholder reserves. The life death benefits result in an impact to operating earnings by the amount of benefit paid above the amount of policyholder reserve released, net of reinsurance.

Change in policyholder reserves increased 308% in 2020 compared to 2019. This increase was largely driven by an increase in reserves due to a significant increase in MYG annuity sales offset somewhat by ceded reserves associated with the execution of a new life reinsurance agreement with an unaffiliated third party.

Operating costs and other items increased 16% in 2020 compared to 2019. This is primarily due to an increase in commissions on the increased sales.

Net transfers to (from) separate accounts were ($2.4) million in 2020 compared to $70.5 million in 2019, due to a decline in variable annuity premium in 2020. Transfers to (from) separate accounts consist of the net transfer of premiums and benefits related to our variable life, variable annuity and bank owned life insurance. This transfer has no impact on the Company’s operations as the transferred premiums and benefits are reported elsewhere in the statement of operations. The net transfer decreased in 2020 due to the reductions in variable annuity premiums received.

Federal Income Taxes

The effective Federal income tax rate applicable to operations in 2020 was 27% compared to 15% in 2019. The increase in the effective tax rate is primarily attributable to taxes reported in 2020 associated with a financial reinsurance transaction in which the company ceded a block of life insurance business.

Realized Gains (Losses) Net of Federal Income Taxes

Realized losses in 2020 were $192.8 million compared to losses of $35.3 million in 2019. For statutory reporting purposes, realized gains (losses) reported on the statement of operations are net of gains and losses transferred to the Interest Maintenance Reserve (“IMR”). Amounts transferred to IMR, which is a liability reported in the statement of financial position, are gains and losses resulting from changes in interest rates and are amortized into operations over the estimated remaining lives of the securities sold. Gains and losses reported in the statement of operations are credit and non-interest related. The losses reported in 2020 were primarily related to intent to sell designations on securities with oil and gas exposure that were uniquely impacted by the COVID-19 pandemic and the impact it had on energy prices, recognition of impairment losses on specific asset-backed securities in the aircraft and CLO sectors and certain commercial mortgage loans uniquely impacted by the COVID-19 pandemic. The losses reported in 2019 are primarily attributable to other than temporary impairments recognized on several oil and gas exploration and production securities, and impairments on certain private bank loan securities.

Analysis of Results of Operations – Years Ended December 31, 2018 and 2017

The following table presents the statutory results of operations for the periods indicated:

	Years Ended December 31,		% Change
	2019	2018
	(dollars in thousands)
Revenues:
Life premium	$834,451	$1,154,707	-28%
Annuity considerations	2,421,597	2,526,365	-4%
Net investment income	2,353,707	2,252,880	4%
Other income	(90,824)	97,831	-193%

Total Revenues	5,518,931	6,031,783	-9%

Benefits and Expenses:
Policyholder benefits	2,981,481	2,735,271	9%
Change in policyholder reserves	1,394,173	2,048,680	-32%
Operating costs and other items	596,035	642,919	-7%
Net transfers to (from) separate accounts	70,516	95,152	-26%

Total Benefits and Expenses	5,042,205	5,522,022	-9%

Operating results before Federal income taxes and realized capital gains (losses)	476,726	509,761	-6%
Federal income taxes	70,237	25,179	179%

Operating results before realized gains (losses)	406,489	484,582	-16%
Realized gains (losses) net of Federal income taxes	(35,289)	(82,977)	—

Net income	$371,200	$401,605	-8%

Operating results before Federal income taxes and realized capital gains (losses) decreased by 6% for the twelve months ended December 31, 2019 compared to the twelve-month period ended December 31, 2018. This decrease is primarily attributable to increases in certain statutory excess reserves during the 2019 period offset, in part, by increased earnings generated from the growth in inforce business in 2019.

Operating results before realized gains and losses decreased 16% in 2019 compared to 2018. This decrease is larger than the decrease in operating earnings before income taxes primarily due to lower Federal income taxes in 2018 compared to 2019. Midland National incurred realized losses on fixed maturity securities in 2018 as it sold lower yielding securities and purchased higher yielding securities as interest rates increased in 2018. These losses in 2018 were the result of increasing interest rates and not due to credit deterioration in the portfolio. These losses qualify as capital losses for Federal income tax purposes and Midland National had the ability to carry these losses back to offset prior years’ capital gains and receive a benefit equal to the 35% effective rate in those carryback years. The incremental benefit of the difference between the prior effective tax rate of 35% and the current effective tax rate of 21% is recognized as a reduction in the current year tax provision applicable to operations. The recognition of the 14% differential as a component of Federal income taxes applicable to operations significantly reduced the 2018 effective tax rate applicable to operations. There was no similar Federal income tax item in the 2019 tax provision.

Revenues

Total revenues decreased 8% in the twelve months ended December 31, 2019 compared to the twelve months ended December 31, 2018. Following is a discussion of the primary contributors to this decrease.

Life insurance premiums decreased 28%. Excluding an initial ceded premium of $241.9 million paid to Canal Re on September 20, 2019, life insurance premiums decreased 9%. Midland National took steps to limit the amount of additional premium above target premium that could be deposited on certain universal life products. The reduction in premium due to additional premium above target premium has a direct offset in change in policyholder reserves. First year target premium written in 2019 was lower than the comparable 2018 period. Target premium for indexed universal life insurance decreased in 2019 compared to 2018, which decrease was partially offset by increased term premiums. Annuity considerations decreased 4% in 2019 compared to 2018. This decrease was the result of increased competition in the marketplace. The lower production is directly offset by a lower change in policyholder reserves. Net investment income increased 4% in the 2019 period compared to 2018.

The following table provides a summary of the components of net investment income:

	Years Ended December 31,		% Change
	2019	2018
	(dollars in thousands)
Net Investment Income:
Bonds	$2,080,762	$2,090,330	0%
Preferred stocks	13,650	16,168	-16%
Common stocks	7,813	6,126	28%
Mortgage loans	215,349	208,887	3%
Real estate	1,992	2,737	-27%
Policy loans	22,797	23,371	-2%
Cash and short-term investments	15,115	11,415	32%
Derivative instruments	170,565	46,616	266%
Other invested assets	118,396	120,039	-1%
Other investment income	2,105	4,913	-57%

Total gross investment income	2,648,544	2,530,602	5%
Less: investment expenses	294,837	277,722	6%

Net investment income	$2,353,707	$2,252,880	4%

The increase in 2019 is primarily attributable to an increase in income from derivative instruments. Derivative instruments primarily consist of derivatives purchased to economically hedge our exposure to fixed indexed annuity and universal life insurance policyholder obligations. Midland National recognizes index options and futures payouts as investment income. This income is offset by a corresponding increase in policyholder reserves. Index option and futures payouts increased in 2019 compared to 2018 due to the increase in equity market indices in 2019. Lower index option and futures payouts in the latter half of 2018 were due to the significant decrease in the equity market indices during that period. Excluding derivative instruments, net investment income decreased 1% in 2019 compared to 2018. The decrease in net investment income, excluding derivative instruments, is attributable to decreased earned yields on bonds and preferred stocks as general market interest rates decreased during 2019 partially offset by increased earnings from higher levels of bonds and commercial mortgage loans. In addition, the impact from the Company’s allocation of assets to its company owned life insurance at the end of 2018 decreased income from its bond portfolio and increased other income.

The decrease in other income is attributable to a reduction in experience refunds received from an affiliated limited purpose captive subsidiary ($12.1 million in 2019 compared to $27.4 million in 2018) and a significant decrease in net reserve adjustments on reinsurance ceded (reduction of other income of $102.7 million in 2019 compared an increase in other income of $159.4 million in 2018). The reserve adjustments on reinsurance ceded relate to a large modified coinsurance agreement with an unaffiliated party and the decrease in other income related to this item is offset by a corresponding decrease in policy reserves. These decreases were partially offset by an increase in earnings from MNL’s company owned life insurance (income of $28.2 million in 2019 compared to a loss of $11.3 million in 2018) and increased amortization of the interest maintenance reserve (income of $28.7 million in 2019 compared to income of $19.5 million in 2018).

Benefits and Expenses

Policyholder benefits increased 9% in 2019 compared to 2018. This increase was primarily attributable to a 11% increase in life and annuity surrender benefits and a 3% increase in life and annuity death benefits. The annuity benefits are offset by a corresponding decrease in policyholder reserves. The life death benefits result in an impact to operating earnings by the amount of benefit paid above the amount of policyholder reserve released, net of reinsurance.

Change in policyholder reserves decreased 32% in 2019 compared to 2018. This is the result of lower life and annuity considerations received and significant decrease in reserves applicable to index credits applied to policyholder values offset, in part, by higher excess reserve increases on certain life insurance business.

Operating costs and other items decreased 7% in 2019 compared to 2018. This decrease is the net of a decrease in general operating expenses and a decrease in commission expenses during 2019Commissions have decreased as a result of our lower life and annuity premium considerations.

Net transfers to (from) separate accounts decreased 26% in 2019 compared to 2018. Transfers to (from) separate accounts consist of the net transfer of premiums and benefits related to our variable life, variable annuity and bank owned life insurance. This transfer has no impact on the Company’s operations as the transferred premiums and benefits are reported elsewhere in the statement of operations. The net transfer decreased in 2019 due to the reductions in variable annuity premiums received.

Federal Income Taxes

The effective Federal income tax rate applicable to operations in 2019 was 15% compared to 5% in 2018. The increase in the effective tax rate is primarily attributable to Midland National’s realized capital losses in 2018 that were carried back to previous periods resulting in a recognized tax benefit of 35%, which rate was effective in the carryback periods. The differential in the rates of 35% and 21% was recognized as a benefit in the 2018 tax provision applicable to operations. The effective Federal income tax rate in 2019 aligns with Company expectations on a going forward basis. The expected effective Federal income tax rate is lower than the statutory rate of 21% due to tax credits from qualified tax credit bonds held by the Company and other tax exempt bond income.

Realized Gains (Losses) Net of Federal Income Taxes

Realized losses in 2019 were $35.3 million compared to losses of $83.0 million in 2018. For statutory reporting purposes, realized gains (losses) reported on the statement of operations are net of gains and losses transferred to the Interest Maintenance Reserve (“IMR”). Amounts transferred to IMR, which is a liability reported in the statement of financial position, are gains and losses resulting from changes in interest rates and are amortized into operations over the estimated remaining lives of the securities sold. Gains and losses reported in the statement of operations are credit and non-interest related. The losses reported in 2019 were primarily related to other than temporary impairments recognized on several oil and gas exploration and production securities, an impairment on a private debt fund security and additional impairments on real estate owned. The losses reported in 2018 are primarily attributable to a loss of $71 million on the liquidation of a service company subsidiary. This loss was offset by the release of a corresponding unrealized loss directly in surplus. The balance of the losses in 2018 were primarily applicable to an impairment on real estate owned.

Liquidity and Capital Resources

Liquidity

Cash inflows consist primarily of premiums and deposits on insurance and annuity products, investment income and proceeds from sales or maturities of investments. Cash outflows consist primarily of benefits to policyholders and beneficiaries, payments for policy and contract surrenders, dividends to Sammons Financial Group, payments for investments acquired, operating expenses and taxes.

Midland National structures its investment portfolio to provide liquidity for timely payment of policy benefits, operational expenses and other obligations such as dividends. Midland National’s cash and short-term invested assets were $1,448.0 million and $494.4 million at December 31, 2020 and December 31, 2019, respectively.

Net cash provided by operating activities was $4,520.7 million and $1,689.5 million for the years ended December 31, 2020 and December 31, 2019, respectively. Net cash flow from operating activities primarily consists of net investment income and premium receipts from insurance contracts less benefit payments, operating expenses and income taxes. The increase in cash provided by operating activities in 2020 is primarily due to higher premiums collected during 2020 compared to 2019, specifically on higher sales of multi-year guarantee fixed annuities, offset by an increase in benefit payments due to the aging of the Company’s inforce blocks of business.

Cash flow (used by) or from financing activities was $1,624.0 million and ($545.9) million for the years ended December 31, 2020 and 2019, respectively. The increase of cash in 2020 was primarily related to net change in repurchase agreements and FHLB advances of $1,067 million, increases in funds held under coinsurance of $321 billion and increases in remittances of $352 million. The cash used by financing activities in 2019 was primarily related to the initial purchase of company owned life insurance of $522 million.

Midland National is a member of the FHLB of Des Moines. The FHLB membership provides the Company a borrowing facility with access to low cost funding. As members of the FHLB, Midland National is required to purchase and hold the FHLB common stock. In addition, Midland National is required to purchase activity common stock equal to 5.0% of outstanding borrowings. As of December 31, 2020, Midland National owned a total of $132.9 million of membership and activity common stock of the FHLB.

The Company utilizes the FHLB borrowing ability as a source of funding to complement its security lending program. The Company had total outstanding borrowings from the FHLB of $3.1 billion at December 31, 2020 and $2.3billion at December 31, 2019. These borrowings are fully secured by assets pledged as collateral to the FHLB. The total borrowing capacity available to the Company is dependent on the type and amount of assets eligible to be pledged as collateral. The Company believes it has sufficient assets available to be pledged as collateral to meet any unexpected liquidity need in the foreseeable future.

The Company utilizes a security lending program (primarily repurchase agreements) to enhance investment income. This program could be used as a source of short-term funds if the need arose. As of December 31, 2020 and December 31, 2019, the Company had outstanding repurchase agreements of $4.2 billion and $3.9 billion, respectively. The repurchase agreements involve the sale of securities and an agreement to repurchase the same securities at a later date at an agreed- upon price. Our policy requires that, at all times during the term of the repurchase agreements, cash or other types of collateral provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under these repurchase agreements are typically invested in fixed income securities. The Company accounts for these transactions as secured borrowings, where the amount borrowed is tied to the fair value of the underlying collateral securities. The collateral for these agreements is reported in bonds in the balance sheet of the Company. Iowa, the state of domicile for the Company, limits the amount of securities lending to 10% of policyholder legal reserves. As of December 31, 2020, Midland National’s securities lending was 9% of policyholder legal reserves.

At December 31, 2020 Midland National had outstanding capital commitments to limited partnerships of $832.3 million.

Insurance Policyholder Liabilities

Liquidity needs vary by product. Factors that affect each product’s need for liquidity include interest rate levels, contract size, competitive products, termination or surrender charges, market value adjustments, federal income taxes, benefit levels and level of underwriting risk. To help assure that obligations will be met when they fall due, the Company uses asset/liability cash flow management techniques that take into consideration current and total investment return requirements, asset and liability durations, risk tolerance, and cash flow requirements. The Company closely monitors the general account to assess asset/liability matching and to modify investment strategies and rebalance investment portfolio durations as necessary. The fair values for liabilities under all insurance contracts are taken into consideration in the overall management of interest rate risk.

The Company’s product features enhance its liquidity position. Virtually all individual deferred annuity products and universal life products contain surrender charges for varying durations, reducing the risk that customers will seek withdrawals during the period surrender charges are in place. Surrender charges allow the Company to better plan the maturities of its invested assets by reducing the risk that future cash outflows will exceed anticipated levels. Also, 69% of the Company’s in-force annuity products (measured by reserves) at December 31, 2019 had a market value adjustment (“MVA”) that protects the Company when surrenders occur as a result of changes in market interest rates.

The following table provides a summary of statutory annuity reserves by withdrawal characteristics:(1)

	December 31, 2020:
(dollars in millions)	Annuity Reserve Amount	Percent of Total
Subject to discretionary withdrawal:
With fair value adjustment	$24,484	66%
At fair value	2,029	5%
At book value less surrender charge of 5% or more	260	1%

Total with adjustment or fair value	26,773	72%
At book value without adjustment	10,023	27%
Not subject to discretionary withdrawal	559	1%

Total	37,357	100%
Reinsurance ceded	(3,354)

Total net of reinsurance	$34,002

(1)

Annuity contract reserves and deposit fund liabilities are monetary amounts that an insurer must have available to provide for future obligations with respect to annuities and deposit funds. These are liabilities on the balance sheets of financial statements prepared in conformity with statutory accounting practices. These amounts are at least equal to the value to be withdrawn by policyholders.

As indicated in the table above, 1% of policyholder funds at December 31, 2020 were not subject to discretionary withdrawal and another 72% were subject to adjustments and charges that are designed to protect the Company from early withdrawals in the event that they occur. We believe that this structure provides the Company with a relatively stable block of deposit liabilities which helps reduce the risk of unexpected cash withdrawals and the adverse financial effects cash withdrawals could cause.

Certain of our life and annuity products include guaranteed benefits, including guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits, and guaranteed minimum income benefits. These guarantees are designed to protect contract holders against significant downturns in securities markets and interest rates. Any such periods of significant and sustained downturns in securities markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of our liabilities associated with those products. An increase in these liabilities would result in a decrease in our net income.

Although cash flow testing includes many different scenarios, cash flow requirements are inherently unpredictable, as they are affected by external factors, such as changes in interest rates.

There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience because withdrawal and surrender levels are influenced by factors such as the interest rate environment and the Company’s claims-paying and financial strength ratings.

Capital Resources

As of December 31, 2020 and 2019, Midland National’s total adjusted capital (“TAC”), as defined by the NAIC, was $4,712 million and $4,349 million, respectively. The TAC is used to calculate the Company’s risk based capital (“RBC”) at the end of each reporting period. As of December 31, 2020 and 2019, Midland National’s authorized control level RBC was 804% and 931%, respectively. Midland National’s TAC is well in excess of all RBC standards as of both indicated reporting dates. In addition, Midland National monitors its capital levels as determined by each of its rating agencies (AM Best, Standard & Poor’s and Fitch). As of December 31, 2020 and 2019 Midland National’s capital exceeds the amount necessary to maintain its current ratings.

The following table summarizes the components of MNL’s TAC:

	December 31,
(dollars in thousands)	2020	2019
Capital and surplus	$4,205,059	$3,852,431
Asset valuation reserve	506,759	496,408
Subsidiaries’ asset valuation reserve	636	617

Total Adjusted Capital	$4,712,454	$4,349,456

The Company is wholly owned by SFG and its ability to pay dividends is limited by the laws of the state of Iowa, its state of domicile. Without prior approval of the commissioner of the Iowa Insurance Division, MNL is limited to pay ordinary dividends to SFG of $420.5 million in 2021. MNL paid dividends to SFG of $205.1 million in 2020, $222.3 million in 2019 and $232.4 million in 2018.

Midland National has three wholly owned limited purpose captive subsidiaries domiciled in the state of Iowa. The purpose of these captive subsidiaries is to provide statutory relief for redundant statutory required reserves on certain life insurance policies. The statutory relief is in the form of admissibility of qualifying regulatory defined other security assets. The following describes the arrangements applicable to each wholly owned limited purpose captive subsidiary.

Solberg Reinsurance Company (“Solberg Re”), a wholly owned limited purpose subsidiary domiciled in the state of Iowa, secured a contingent note guarantee from an unrelated third party insurance company. The contingent note guarantee supports redundant statutory required reserves on certain term life insurance policies assumed from Midland National and North American Company for Life and Health Insurance (“North American”), an affiliate of Midland National. The contingent note guarantee has a term of 18 years and has a maximum issuance amount of $726 million. The contingent note guarantee can be drawn upon when actual policy benefits applicable to the specific life insurance term policies exceed specified thresholds. Solberg Re does not anticipate drawing funds against the contingent note guarantee. The amount of the contingent note guarantee is reported as an admitted asset by Solberg Re.

MNL Reinsurance Company (“MNL Re”), another wholly owned limited purpose subsidiary domiciled in the state of Iowa, secured a contingent note guarantee by an unrelated third party for specific risks on certain permanent life insurance policies assumed by MNL Re from Midland National and North American. The contingent note guarantee has a term of 18 years and an aggregate maximum amount of $1,432 million. The contingent note can be drawn upon when actual policy benefits applicable to the specific permanent life insurance policies exceed certain thresholds. MNL Re does not anticipate drawing funds against the contingent note. The amount of the contingent note guarantee is reported as an admitted asset by MNL Re.

Canal Reinsurance Company (“Canal Re”), a wholly owned limited purpose subsidiary domiciled in the state of Iowa, was launched on September 30, 2019 at which time it secured a contingent note guarantee from an unrelated third party insurance company. The contingent note guarantee supports redundant statutory required reserves on certain term life insurance policies assumed from Midland National and North American. The contingent note guarantee has a term of 18 years and has a maximum issuance amount of $411 million. The contingent note guarantee can be drawn upon when actual policy benefits applicable to the specific life insurance term policies exceed specified thresholds. Canal Re does not anticipate drawing funds against the contingent note guarantee. The amount of the contingent note guarantee is reported as an admitted asset by Canal Re.

On December 31, 2020, the Company entered into a coinsurance agreement with a third party reinsurer. The Company has ceded a defined block of permanent life insurance products to the third party reinsurer. The Company recognized funds held under coinsurance under this agreement as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. A reserve credit associated with this agreement is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2020.

Midland National’s parent, SFG, has issued senior notes in 2013, 2017 and 2021. The proceeds from these notes issued in 2013 and 2017 were used to purchase surplus notes from SFG’s insurance subsidiaries to support business growth. Midland National received $142 million in 2013 and $295 million in 2017 as capital contributions from these senior note offerings to support its business growth. The proceeds from the notes issued in 2021 were used to support continued business growth. SFG has the ability to issue additional debt in order to support future business growth of Midland National and other insurance subsidiaries. SEI also has access a bank line of credit and other sources of capital that can be contributed to SFG and its insurance subsidiaries to support business growth.

Investments

Midland National had total cash and invested assets of $59,095 million and $53,060 million at December 31, 2020 and 2019, respectively, as illustrated below:

	December 31, 2020		December 31, 2019
(dollars in thousands)	Admitted Value	% of Total Admitted Value	Admitted Value	% of Total Admitted Value
Cash and invested assets
Bonds	$48,452,287	82.0%	$44,434,060	83.7%
Stocks
Preferred	771,536	1.3%	261,244	0.5%
Common-subsidiaries	279,528	0.5%	348,159	0.7%
Common-other	433,602	0.7%	266,377	0.5%
Mortgage loans	4,403,274	7.5%	4,538,436	8.6%
Real estate	100,995	0.2%	38,774	0.1%
Policy loans	404,383	0.7%	395,058	0.7%
Cash, cash equivalents and short-term investments	1,448,036	2.5%	494,409	0.9%
Receivable for securities	3,720	0.0%	4,835	0.0%
Derivative securities	459,488	0.8%	321,814	0.6%
Other invested assets	2,337,913	4.0%	1,956,847	3.7%

Total cash and invested assets	$59,094,762	100.0%	$53,060,013	100.0%

All investments held by the Company are monitored for conformity with the qualitative and quantitative limits prescribed by the Iowa insurance laws and regulations. In addition, the Company’s Board of Directors periodically reviews the investment portfolio, including its credit quality and performance. The Company’s investment strategy is to maintain a predominantly investment-grade, fixed maturity portfolio to provide adequate liquidity for projected insurance and reinsurance obligations, and to generate income while prudently managing the portfolio’s risk.

Bonds

The following table summarizes the admitted values and estimated fair values of the Company’s bond portfolio for the years ended December 31, 2020 and 2019:

	At December 31, 2020			At December 31, 2019
(dollars in thousands)	Estimated Fair Value	Admitted Value	% of Total Admitted Value	Estimated Fair Value	Admitted Value	% of Total Admitted Value
Bonds
U.S. government	$3,294,399	$2,857,238	5.9%	$4,215,111	$3,897,795	8.8%
All other government	$378,280	$356,028	0.7%	$130,336	$118,217	0.3%
U.S. special revenue & special assessment obligations, non-guaranteed	$14,871,124	$12,770,970	26.4%	$13,986,818	$12,666,754	28.5%
Industrial and miscellaneous	$33,355,239	$30,616,770	63.2%	$28,107,007	$26,641,842	59.9%
Bank Loans	$1,245,769	$1,232,890	2.5%	$437,992	$437,285	1.0%
Parent, subsidiaries and affliates	$618,850	$618,391	1.3%	$673,577	$672,167	1.5%

Total bonds	$53,763,661	$48,452,287	100.0%	$47,550,841	$44,434,060	100.0%

Preferred stock	$831,674	$771,536	100.0%	$287,527	$261,244	100.0%

Common stock
Parent, subsidiaries and affliates	$279,528	$279,528	39.2%	$348,159	$348,159	56.7%
Other	433,602	433,602	60.8%	266,377	266,377	43.3%

Total common stock	$713,130	$713,130	100.0%	$614,536	$614,536	100.0%

The Company’s rating designations are based on ratings from nationally recognized rating organizations, primarily those assigned by S&P, Moody’s Investor Service, Inc. (“Moody’s”) and Fitch. The Company’s bond portfolio consisted of 93.4% and 96.4% of investment grade securities at December 31, 2020 and 2019, respectively. The NAIC Securities Valuation Office (“SVO”) is responsible for the day-to-day credit quality assessment and valuation of securities owned by state-regulated insurance companies. Comparisons between the NAIC ratings and rating agency designations are published by the NAIC. The NAIC assigns securities quality ratings and uniform valuations, which are used by insurers when preparing their annual statements to their state insurance regulators. The NAIC ratings are similar to the rating agency designations of the Nationally Recognized Statistical Rating Organizations (“NRSRO”) for marketable bonds. NAIC ratings 1 and 2 include bonds generally considered investment grade (rated Baa3 or higher by Moody’s, or BBB- or higher by S&P and Fitch), by such ratings organizations. NAIC ratings 3 through 6 include bonds generally considered below investment grade (rated Ba1 or lower by Moody’s, or rated BB+ or lower by S&P and Fitch). Typically, if a security has been rated by an NRSRO, the SVO utilizes that rating and assigns an NAIC designation based on the following system:

NAIC Rating	NRSRO Equivalent
1	Aaa/Aa/A
2	Baa
3	Ba
4	B
5	Caa and Lower
6	In or near default

The following table summarizes Midland National’s bond portfolio by NAIC ratings:

(dollars in thousands)
	At December 31, 2020		At December 31, 2019
NAIC Rating	Admitted Value	% of Total	Admitted Value	% of Total
1	$31,497,837	65.0%	$33,718,813	75.9%
2	13,763,416	28.4%	9,121,019	20.5%
3	1,597,634	3.3%	1,089,424	2.5%
4	1,323,549	2.7%	347,273	0.8%
5	251,811	0.5%	139,595	0.3%
6	18,040	0.0%	17,936	0.0%

Total Bonds	$48,452,287	100.0%	$44,434,060	100.0%

The admitted value of investments in bonds, by contractual maturity, are summarized below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	At December 31, 2020		At December 31, 2019
(dollars in thousands)	Admitted Values	% of Total	Admitted Values	% of Total
Contractual maturity
Due in one year or less	$727,317	1.5%	$575,267	1.3%
Due after one year through five years	4,804,693	9.9%	3,648,990	8.2%
Due after five years through ten years	6,321,205	13.0%	5,771,953	13.0%
Due after ten years	18,302,170	37.8%	15,419,563	34.7%
Securities not due at a single maturity date (primarily mortgage-backed securities)	18,296,902	37.8%	19,018,289	42.8%

Total Bonds	$48,452,287	100.0%	$44,434,062	100.0%

Important factors in the selection of investments include diversification, credit quality, liquidity, yield and call protection. The relative importance of these factors is determined by market conditions and underlying product or portfolio characteristics. The largest asset class in which bonds were invested was Industrial and Miscellaneous, which constituted 63.2% and 59.9% of bonds at December 31, 2020 and 2019, respectively.

The following tables summarize the Company’s sector allocation, admitted values, estimated fair values and ratings distribution for Industrial and Miscellaneous bonds at December 31, 2020 and 2019:

(In thousands)
	At December 31, 2020			At December 31, 2019
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Industrial & Miscellanous
Transportation	$3,214,333	$3,189,192	10.4%	$3,100,495	$3,045,885	11.4%
Banking	3,615,915	3,185,242	10.4%	3,413,391	3,153,665	11.8%
CLO	2,973,462	2,992,733	9.8%	2,961,452	2,991,400	11.2%
Military Housing	3,482,090	2,966,823	9.7%	3,204,453	2,863,600	10.7%
Insurance	2,742,090	2,448,456	8.0%	2,286,426	2,115,433	7.9%
Energy	1,904,908	1,689,109	5.5%	1,162,098	1,079,257	4.1%
Consumer Non Cyclical	1,372,388	1,187,632	3.9%	627,489	589,390	2.2%
Consumer Cyclical	1,174,442	1,092,933	3.6%	539,905	514,715	1.9%
Financial	1,077,172	1,041,630	3.4%	1,384,775	1,357,590	5.1%
Brokerage/Asset Managers/Exchanges	1,092,236	1,003,906	3.3%	683,665	651,847	2.4%
Agency	943,617	857,921	2.8%	918,743	883,875	3.3%
Whole Business	896,729	839,597	2.7%	981,771	942,379	3.5%
Communications	882,382	763,192	2.5%	484,641	438,622	1.6%
Basic	845,333	748,082	2.4%	369,996	345,511	1.3%
Technology	788,445	683,326	2.2%	602,301	552,445	2.1%
Traditional-Conduit	675,783	665,047	2.2%	857,927	841,408	3.2%
Capital Goods	572,811	496,366	1.6%	127,423	120,733	0.5%
CTL	477,830	454,509	1.5%	193,995	180,195	0.7%
CRE-CLO	415,701	415,519	1.4%	277,275	276,839	1.0%
Other Financials	406,821	380,015	1.2%	218,971	206,967	0.8%
Triple Net Lease	331,019	323,517	1.1%	296,114	288,890	1.1%
Cell Tower	333,448	311,405	1.0%	161,988	155,736	0.6%
Other Industrials	324,834	299,058	1.0%	89,589	81,279	0.3%
Electric	304,363	256,497	0.8%	214,130	185,288	0.7%
Alt-A	267,713	249,515	0.8%	323,662	293,456	1.1%
CDO	249,918	249,343	0.8%	193,586	191,313	0.7%
REIT	252,052	226,929	0.7%	325,338	306,204	1.1%
Finance Company	247,178	224,011	0.7%	170,933	160,967	0.6%
Sovereign	252,125	223,605	0.7%	165,181	149,620	0.6%
Prime	229,419	212,283	0.7%	507,672	481,645	1.8%
Other ABS	178,310	175,138	0.6%	196,967	193,161	0.7%
Other	188,330	160,911	0.5%	226,727	206,074	0.8%
Credit Card	118,708	118,000	0.4%	118,885	118,000	0.4%
Traditional-Single Borrower	120,380	113,902	0.4%	122,390	116,314	0.4%
Subprime	99,886	89,608	0.3%	127,576	115,178	0.4%
Diversified Payment Rights	92,396	86,704	0.3%	97,014	93,919	0.4%
Power	51,617	47,921	0.2%	50,325	48,052	0.2%
Automotive	46,057	45,330	0.1%	157,685	156,194	0.6%
Re-Remic	44,800	35,903	0.1%	48,345	36,933	0.1%
Consumer Unsecured	34,995	34,343	0.1%	54,419	53,490	0.2%
Non-Traditional	29,611	28,045	0.1%	34,903	31,827	0.1%
Servicing Advance	3,596	3,573	0.0%	2,803	2,800	0.0%
Net Lease	0	0	0.0%	23,584	23,747	0.1%
Total Industrial & Miscellanous	$33,355,239	$30,616,769	100.0%	$28,107,007	$26,641,842	100.0%

	At December 31, 2020			At December 31, 2019
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$16,675,679	$15,468,238	50.0%	$17,877,818	$17,038,330	63.6%
2	14,591,125	13,217,252	43.7%	9,170,734	8,588,159	32.6%
3	1,506,851	1,372,208	4.5%	863,565	826,304	3.1%
4	503,199	474,083	1.5%	142,777	138,306	0.5%
5	69,605	76,413	0.2%	43,389	42,112	0.2%
6	8,780	8,575	0.0%	8,724	8,631	0.0%

Total Industrial & Miscellaneous	$33,355,239	$30,616,769	100.0%	$28,107,007	$26,641,842	100.0%

The following table summarizes the Company’s sector allocation, admitted values, estimated fair values and ratings distribution for Bank Loans at December 31, 2020 and 2019:

(In thousands)
	At December 31, 2020			At December 31, 2019
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Bank Loans
Technology	$283,506	$282,202	22.9%	$123,031	$122,789	28.1%
Consumer Non Cyclical	231,520	226,283	18.4%	79,652	79,693	18.2%
Consumer Cyclical	146,588	151,419	12.3%	44,785	45,155	10.2%
Transportation	122,177	118,519	9.6%	—	—	0.0%
Communications	86,842	85,635	6.9%	44,331	43,936	10.1%
Capital Goods	81,592	80,081	6.5%	21,616	21,638	4.9%
Brokerage/Asset Managers/Exchanges	69,835	68,866	5.6%	6,180	6,175	1.4%
Energy	66,340	64,720	5.2%	16,158	16,389	3.7%
Electric	49,642	47,838	3.9%	282	301	0.1%
Other Industrials	40,546	39,713	3.2%	34,775	33,557	7.9%
Finance Company	30,823	31,191	2.5%	53,250	53,649	12.2%
Basic	29,399	29,205	2.4%	9,164	9,158	2.1%
Other Financials	4,566	4,608	0.4%	4,589	4,653	1.0%
REIT	2,392	2,611	0.2%	—	—	0.0%
Insurance	—	—	0.0%	178	192	0.0%

Total Banks Loans	$1,245,769	$1,232,890	100.0%	$437,992	$437,285	100.0%

	At December 31, 2020			At December 31, 2019
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$—	$—	0.0%	$—	$—	0.0%
2	189,552	186,723	15.1%	108,183	108,104	24.7%
3	74,137	73,368	6.0%	22,303	22,295	5.1%
4	799,120	787,936	63.9%	199,926	200,098	45.8%
5	170,513	175,399	14.2%	96,953	97,484	22.3%
6	12,448	9,465	0.8%	10,628	9,305	2.1%

Total Bank Loans	$1,245,769	$1,232,890	100.0%	$437,993	$437,286	100.0%

The following tables summarize the security type, admitted values, estimated fair values and ratings distribution for the Company’s investments in Parents, Subsidiaries and Affiliates at December 31, 2019 and 2018:

(In thousands)
	At December 31, 2020			At December 31, 2019
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Issuer Obligations/Affiliates	$32,599	$28,612	4.6%	$45,862	$42,085	6.3%
Structured Securities/Affiliates	533,762	537,424	86.9%	574,638	577,183	85.9%
Bank Loans/Affiliates	52,489	52,355	8.5%	53,077	52,899	7.9%

Total Parent, Subsidiaries and Affliliates	$618,850	$618,391	100.0%	$673,577	$672,167	100.0%

	At December 31, 2020			At December 31, 2019
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$362,161	$358,141	57.9%	$391,056	$388,576	57.8%
2	104,760	105,459	17.1%	106,960	110,215	16.4%
3	98,003	94,135	15.2%	165,294	164,507	24.5%
4	53,926	60,656	9.8%	10,267	8,869	1.3%
5	—	—	0.0%	—	—	0.0%
6	—	—	0.0%	—	—	0.0%

Total Parent, Subsidiaries and Affliliates	$618,850	$618,391	100.0%	$673,577	$672,167	100.0%

Mortgage Loans

The following tables outline the Company’s mortgage loans by property type:

(in thousands)
Property Type	At December 31, 2020		At December 31, 2019
	Admitted Value	% of total	Admitted Value	% of total
Office	$1,733,208	39.4%	$1,899,670	43.0%
Retail	941,150	21.4%	921,727	26.0%
Hotel	610,441	13.9%	607,454	9.0%
Multi-family	523,106	11.9%	567,151	11.0%
Other	272,365	6.2%	167,845	2.0%
Industrial	259,261	5.9%	290,673	8.0%
Medical	59,936	1.4%	75,112	1.0%
Residential	10,000	0.2%	10,000	0.3%
Less: Allowance	(6,193)	-0.1%	(1,196)	0.0%

	$4,403,274	100%	$4,538,436	100%

The following tables outline the Company’s mortgage loans by geographic location:

(in thousands)
Geographic Location	At December 31, 2020		At December 31, 2019
	Admitted Value	% of total	Admitted Value	% of total
Pacific	1,318,536	29.9%	1,182,441	26.0%
South Atlantic	$1,298,280	29.5%	$1,355,706	30.0%
Middle Atlantic	705,709	16.0%	823,340	18.0%
Mountain	309,142	7.0%	338,985	7.0%
East North Central	271,257	6.2%	342,792	8.0%
New England	225,913	5.1%	229,114	5.0%
West South Central	151,767	3.4%	181,445	4.0%
West North Central	70,802	1.6%	71,536	2.0%
East South Central	58,061	1.3%	14,273	0.0%
Less: Allowance	(6,193)	-0.1%	(1,196)	0.0%

	$4,403,274	100%	$4,538,436	100%

The following table summarizes the Company’s mortgage loans by year of origination, current carrying value, average loan-to-value (“LTV”) at date of origination and range of interest rates.

(in thousands)
Year of Origination	Original Amount	Interest Rate Range	Range of LTV at Origination	Admitted Value as of December 31, 2020	% of Total
2016 and Prior	$2,849,523	3.53%-9.97%	48%-76%	$2,619,375	59.5%
2017	319,543	4.10%-8.50%	27%-73%	284,906	6.5%
2018	646,629	2.99%-11.00%	27%-73%	707,818	16.1%
2019	571,346	3.49%-8.00%	48%-75%	599,514	13.6%
2020	193,326	2.65%-4.85%	44%-75%	197,854	4.5%
Less: Allowance				(6,193)	-0.1%

	$4,580,367			$4,403,274	100.1%

Other Invested Assets

Other invested assets are comprised of limited partnerships, limited liability companies, residual equity interests, collateral loans, surplus notes and reverse mortgages. The following table summarizes the admitted value and unfunded commitments for the categories of other invested assets reported in the Company’s balance sheet.

	At December 31, 2020		At December 31, 2019
(dollars in thousands)	Admitted Value	Unfunded commitments	Admitted Value	Unfunded commitments
Investments that have underlying characteristics of:
Mortgage loans	$169,986	$141,549	$13,705	$5,511
Fixed income instruments-Unafilliated	44,249	78,297	28,711	105,970
Fixed income instruments-Afilliated	302,943	—	314,525	—
Common stocks-Unaffiliated	364,692	526,561	443,005	225,638
Common stocks-Affiliated	198,545	41,837	198,859	2,315
Real estate	99,575	24,531	103,536	21,469
Surplus notes	822,580	—	585,088	—
Collateral loans-Unaffiliated	151,919	—	127,072	—
Collateral loans-Affiliated	104,166	—	60,000	—
Miscellaneous other	79,258	25,229	82,346	19,133

Total other invested assets	$2,337,913	$838,004	$1,956,847	$380,036

Derivatives

Derivatives consist of options, futures, interest rate floors, interest rate swaps and foreign currency forwards. Midland National uses derivative instruments to manage its fixed indexed and policy obligations, interest guarantees and interest rate and credit risks applicable to its investments.

Derivatives are financial instruments whose values are derived from interest rates, financial indices, or other prices of securities. Under Iowa insurance statutes, Midland National may use derivatives to hedge market values or cash flows of assets or liabilities; to replicate cash market instruments; and for limited income generating activities. Midland National is generally prohibited from using derivatives for speculative purposes.

The following table presents the estimated fair value and admitted value for assets and reported value for liabilities of derivatives:

	At December 31, 2020		At December 31, 2019
(dollars in thousands)	Admitted Value	Estimated Fair Value	Admitted Value	Estimated Fair Value
Derivative instruments:
Assets:
Call options	$411,350	$1,555,260	$304,758	$1,083,631
Futures	40,466	40,466	11,476	11,476
Interest rate floors	7,670	7,670	5,200	5,200
Interest rate swaps	—	—	362	362
Foreign exchange forwards	2	2	18	18

Total derivative instruments assets	$459,488	$1,603,398	$321,814	$1,100,687

	Reported Value	Estimated Fair Value	Reported Value	Estimated Fair Value
Liabilities:
Written options	$174,648	$847,281	$87,323	$422,670
Foreign exchange forwards	1,754	1,754	159	159

Total derivative instruments liabilities	$176,402	$849,035	$87,482	$422,829

Off Balance Sheet Arrangements

None.

Critical Accounting Estimates The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The most significant estimates include [         ].

Qualitative and Quantitative Disclosures about Market Risk

Midland National is primarily exposed to market risk through its investment activities and management of its policyholder insurance account balances. The investment portfolio is managed with the objective of generating returns that meet pricing spread targets and fulfill future policyholder obligations.

Interest rate, liquidity and credit risk related to our investment portfolio are our primary market risk exposures. In addition, we are exposed to interest rate risk and risks associated with hedging our indexed life and annuity policyholder obligations. Midland National’s financial position and earnings are subject to various market risks including changes in interest rates, changes in the yield curve, changes in risk-free and risk-adjusted spreads and movements in equity indices levels. These market risks impact the fair values of our bonds and, to a lesser extent, our other invested assets, the levels of interest credited to our policyholder account balances and the participation and cap rates available on our fixed indexed annuity and life insurance products. Many of our annuity and life insurance products feature surrender charges, market value adjustments and other features to encourage policyholder persistency.

There may be a limited market for certain investments we hold in our investment portfolio. These investments, which may be illiquid under certain circumstances, include privately-placed bonds, mortgage loans, policy loans, real estate and other limited partnerships. Under certain market conditions, some of our very high quality bonds can experience reduced liquidity such as during periods of market volatility or disruption. Under these circumstances market prices may be lower than our carrying value and we could be forced to sell these investments at a loss.

The credit risk in our investment portfolio is related to the risk of default by the issuers of fixed income invested assets and mortgages held in our portfolio. Our product pricing incorporates a certain level of defaults within our portfolio. Historically, the actual level of defaults has not exceeded the assumed level built into our product pricing. Our investment manager applies vigorous credit analysis prior to the purchase of a security and during the holding period in order to minimize the negative impact from security defaults.

Midland National manages these markets risks by utilizing a comprehensive asset/liability management process involving the monitoring of asset and liability interest rate sensitivities for our various products. This process includes cash flow testing under various interest rate scenarios, including severe stress tests. The monitoring includes an analysis of rebalancing the assets and liabilities under the various scenarios with respect to interest rate movements, risk profiles and cash flow characteristics. Midland National has established internal guidelines for matching the duration of our assets and liabilities. The duration of our assets and liabilities measures the present value of asset or liability cash flows and is used to measure the sensitivity to changes in interest rates. Maintaining a close relationship between the duration of our assets and liabilities reduces the risk of an adverse impact to our financial condition or operations as a result of changing interest rates.

Midland National sells life and annuity products that provide for a guarantee base return and a higher return tied to several major equity market indices. In order to mitigate this market risk, Midland National purchases over-the-counter index options and futures contracts that compensate us for any appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. Midland National purchases index call options on applicable indices and enters futures contract during the year to fund the annual index credits on our fixed indexed life and annuity policies. The risk associated with these purchases is the fluctuation of costs from period to period. We manage this risk by adjusting caps and participation rates on the applicable indexed products within contractual limitations. By managing the caps and participation rates we can limit the cost of the options and futures to be within product pricing assumptions subject to contractual limitations. For the past three years, index credits to policyholders were $520.5 million in 2020, $444.1 million in 2019 and $823.2 million in 2018. Proceeds from option payouts and futures contracts were $529.0 million in 2020, $456.3 million in 2019 and $832.0 million in 2018. The difference between proceeds received and index credits is the result of over-hedging that occurs as a result of policyholder behavior.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Financial Statements

SECTION 8—ADDITIONAL INFORMATION

Inquiries and Correspondence

If you have any questions about your Certificate or need to make changes, then contact the registered representative who sold you the Certificate, or contact us at our Customer Service Center:

222 South First Street, Suite 600

Louisville, KY 40202

Phone: (877) 575-2742 (toll-free)

Fax: (502) 882-6040

You currently may send correspondence and transaction requests to us at the above Customer Service Center address or by facsimile or telephone at the numbers listed above. Our service representatives are available between the hours of 7:30 a.m. and 5:00 p.m. Monday through Friday (Central Standard Time), excluding holidays and any day the New York Stock Exchange is not open. Any requests for partial withdrawals, transfers, and surrenders sent to another number or address may not be considered received at our Customer Service Center. The procedures we follow for facsimile requests include a written confirmation sent directly to you following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. We may revoke facsimile, internet and telephone transaction privileges at any time for some or all owners. The overnight mailing address is 222 South First Street, Suite 600, Louisville, KY 40202.

The procedures we follow for transactions initiated by telephone may include requirements that callers identify themselves and the owner by name, social security number, date of birth of the an owner, or other identifying information. We disclaim any liability for losses resulting from unauthorized or allegedly unauthorized facsimile, internet or telephone requests that we believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others), internet or telephone (possible falsification of owner identity) when the original signed request is not sent to our Customer Service Center. You bear those risks.

Facsimile, internet, and telephone correspondence and transaction requests may not always be available. Facsimile, internet, and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should mail your correspondence and transaction request to our Customer Service Center.

Electronic Account Information

You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you. You may elect to discontinue e-delivery at any time and may also request paper copies of any documents by contacting our Customer Service Center. You may obtain more information and assistance at https://retireone.com/constance/ or by writing us at our mailing address 222 South First Street, Suite 600, Louisville, KY 40202 or by telephone toll-free at (877) 747-3421.

State Variations

Certain provisions of the Certificates may be different than the general description in this prospectus, and certain options may not be available, because of legal restrictions in your state. See your Certificate for specific variations since any such variations will be included in your Certificate or endorsements attached to your Certificate. See your registered representative or contact our Customer Service Center for additional information that may be applicable to your state. For more information see “APPENDIX A– STATE VARIATIONS” on page A-1. All material state variations are disclosed in Appendix A to this prospectus.

Misstatement of Age

If any Covered Person’s Age is misstated, benefits will be adjusted to what the correct age of the Covered Person would provide. Any underpayment made by us will be paid with the next payment. Any overpayment made by us will be deducted from future payments. However, if the Certificate would not have been issued had such age(s) not been misstated, the Certificate will be treated as void from inception and no benefits will be paid. In this case, we will refund any unearned Subscription Fee. Subscription Fees will be refunded on a pro-rated basis for the period beginning on the first day we discover the misstatement of age and ending on the last day of the calendar quarter. We may require proof of age at any time.

Evidence of Survival

Prior to paying the Coverage Amount upon the Covered Asset Pool Value declining to zero, we may require satisfactory evidence in writing that each Certificate Owner and Covered Person is alive. If the Certificate is held by a non-natural owner, the Certificate Owner must promptly notify us in writing of the dissolution or the cessation of the legal existence of any Certificate Owner. We may periodically review publicly available sources to confirm the living status of any Certificate Owner or Covered Person. We may also take any and all actions that we deem necessary to address the death or dissolution of a Certificate Owner or Covered Person, whether or not the Certificate Owner informs us about the same, including, but not limited to, terminating the Certificate. No payment will be made until we receive such evidence.

Amendments

The Certificate is intended to qualify as an annuity contract for federal income tax purposes. The provisions of the Certificate are to be interpreted to maintain such qualification. To maintain such qualification, we may unilaterally amend the Certificate (and the base group contract) to reflect clarifications which may be needed or are appropriate to maintain such tax qualification or to conform the Certificate (and base group contract) to any applicable changes in tax qualification requirements. Please note that any impediment to our ability to exercise this right may result in adverse tax consequences.

We may also amend or delete any term or provision of the Certificate (and base group contract) based upon any change of law. A change of law may include, but is not limited to, any change in surplus or reserve requirements relating in any manner to this Certificate as well as the application of any new or additional laws, regulations, bulletins, directives or official interpretations with respect to the Certificate or contingent deferred annuities, generally. We may terminate the Certificate in any state if this type of Certificate is considered to be financial guaranty insurance. If the Certificate is terminated, the Coverage Amount will no longer be guaranteed and no payments will be made, including if the Covered Asset Pool Value were to drop to zero.

We may also amend the Certificate (or the base group contract) to add provisions required by any state insurance department, changes in legislation, judicial decree, or regulatory order.

We may, from time to time, offer existing Certificate Owners the right to relinquish any or all of their rights under their Certificate in consideration for any form of remuneration or other benefits, including exchanges of the Certificate for other investments that we may then be offering.

Regulation

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where we sell insurance and annuity contracts. The provisions of this Certificate may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on our operations and finances to insurance officials in all the jurisdictions where we sell insurance and annuity contracts. The officials are responsible for reviewing our reports to be sure that we are financially sound and are complying with the applicable laws and regulations. We are also subject to various federal securities laws and regulations.

Cybersecurity Risks

We rely heavily on interconnected computer systems and digital data to conduct our registered insurance product business activities. Because our registered insurance products business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyberattacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption, and unauthorized release of confidential customer information. Such systems failures and cyberattacks affecting us, Sammons Financial Network, LLC, intermediaries and other affiliated or third-party service providers may adversely affect us. For instance, cyberattacks may: interfere with our processing of Certificate transactions, including the processing internet transactions; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. There can be no assurance that we or our service providers will avoid losses affecting your Certificate due to cyberattacks or information security breaches in the future.

Catastrophic Events

Catastrophic event risks such as terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, or a pandemic disease like the novel coronavirus known as COVID-19, could have a material and adverse effect on our business in several respects by:

•	causing long-term interruptions in our service and the services provided by our significant vendors;

•	creating economic uncertainty, and reducing or halting economic activity;

•	disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;

•	increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.

The extent to which these types of catastrophic events, including the recent COVID-19 pandemic, may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.

Legal Proceedings

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the ability of Sammons Financial Network, LLC to perform under its distribution agreement, or on the ability of the Company to meet its obligations under the Certificates.

Experts

The financial statements included in this prospectus as of December 31, 2020 and 2019 and for the two years ended December 31, 2020 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The financial statements have been so included in reliance on their report, given upon their authority as experts in accounting and auditing. The principal business address of PricewaterhouseCoopers LLP is One North Wacker Drive, Chicago, IL, 60606.

The statement of income, comprehensive income, stockholder’s equity and cash flows included in this prospectus have been audited by PricewaterhouseCoopers LLP, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon their report given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

This prospectus, which constitutes part of a registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC.

The registration statement, including exhibits, contains additional relevant information about us.

APPENDIX A—STATE VARIATIONS

The prospectus provides a general description of the Certificate but your state of issue may provide different features from those described in the body of the prospectus. The table below describes important state-specific variations for Certificates issued in the state.

STATE	LOCATION IN PROSPECTUS	STATE VARIATION
FL	Appendix A	Added incontestability section Added misstatements and representations section

The Certificate is not offered in the following states: MN, MT, OR, WA

[OUTSIDE BACK COVER PAGE OF PROSPECTUS]

DEALER PROSPECTUS DELIVERY OBLIGATION

Until (insert date), all dealers that effect transactions in these Contracts, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following is a list of the estimated expenses to be incurred in connection with the securities being offered.

Registration Fees	$[To be determined]
Estimated Printing Fees	$10,000
Estimated Legal Fees	$150,000
Estimated Accounting Fees	$100,000

Item 14. Indemnification of Directors and Officers

The by-laws of Midland National provide, in Article VII, as follows:

a)

“The corporation shall, to the fullest extent permitted by the Iowa Business Corporation Act, as the same may be amended, indemnify every person who is, or was a director, officer or employee of the corporation, or any other corporation which he serves as such at the request of the corporation, from and against any and all liability and reasonable expenses that may be incurred in connection with or resulting from any claim, action, suit or other proceeding in which he may be involved as a party or otherwise, by reason of his being a director, officer or employee, whether or not he continues to be such as the time such liability or expense shall have been incurred.

b)

The right of indemnification in this Section shall be in addition to any other right to which such director, officer or employee may otherwise be entitled by contract, vote of either stockholders or disinterested directors or as a matter of law; and in the event of such person’s death, such rights shall extend to his heirs and legal representatives. The provisions of this Section as severable, and if any provision be held invalid, all other provisions are fully in effect and the invalid provision shall only be curtailed to the extent necessary to make it enforceable to the fullest extent allowed by law.

c)	Expenses including attorney’s fees may be advanced to such director, officer or employee as may be determined by the Board of Directors.

d)	The Board of Directors, by majority vote, may elect to indemnify other agents of the corporation on a case-by-case basis.”

Item 15. Recent Sales of Unregistered Securities

Not applicable

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits No.

(1)(a)	Distribution Agreement by and among Sammons Financial Network, LLC and Midland National Life Insurance Company [2]

(2)	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession—Not Applicable

(3)(a)	Articles of Incorporation of Midland National Life Insurance Company[1]

(b)	By-Laws of Midland National Life Insurance Company[1]

(4)(a)	Form of Contingent Deferred Annuity Contract[2]

(b)	Form of Application for Contingent Deferred Annuity Contract[2]

(5)	Opinion re Legality[2]

(8)	Opinion re Tax Matters—Not applicable

(9)	Voting Trust Agreement—Not applicable

(15)	Letter re Unaudited Interim Financial Information—Not applicable

(16)	Letter re Change in Certifying Accountant—Not applicable

(21)	Subsidiaries of the Registrant[3]

(23)	Consent of Independent Registered Public Accounting Firm[2]

(24)(a)	Powers of Attorney[2]

1.	Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on February 23, 1998 (File No. 33-64016).
2.	Filed herewith.
3.	Incorporated herein by reference to Post-Effective Amendment No. 18 for Form N-4 on April 26, 2021 (File No. 333-176870).

(b) Financial Statement Schedules are included in Part I of this Registration Statement.

Item 17. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter); (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Midland National Life Insurance Company, has duly caused this Pre-Effective Amendment to the Registration Statement on Form S-1 Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Des Moines, Iowa on this 25th day of March, 2021.

By: MIDLAND NATIONAL LIFE INSURANCE COMPANY (REGISTRANT)

By:	/s/ *
ESFANDYAR E. DINSHAW
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form S-1 Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title

/s/ * ESFANDYAR E. DINSHAW	Chairman of the Board of Directors, Chief Executive Officer (Principal Executive Officer)

/s/ * STEVEN C. PALMITIER	Director, President & Chief Operating Officer

/s/ * DAVID C. ATTAWAY	Vice President & Chief Financial Officer (Principal Financial & Accounting Officer)

/s/ * DARRON K. ASH	Director

/s/ * WILLARD BUNN, III	Director

/s/ * JAMES RODERICK CLARK	Director

/s/ * THOMAS CORCORAN	Director

/s/ * WILLIAM D. HEINZ	Director

/s/ * HEATHER KREAGER	Director

/s/ * MICHAEL M. MASTERSON	Director

*By:	/s/ Brett L. Agnew	Date: March 25, 2021
Brett L. Agnew
Attorney-in-Fact
Pursuant to Power of Attorney

EXHIBIT INDEX

Item	Exhibit

16(1)(a)	Distribution Agreement by and among Sammons Financial Network, LLC and Midland National Life Insurance Company

16(4)(a)	Form of Group Contingent Deferred Annuity Certificate

16(4)(b)	Form of Application for Group Contingent Deferred Annuity Certificate

16(5)	Opinion re Legality

16(24)(a)	Powers of Attorney